2022

Notice of Annual General Meeting of Shareholders and Proxy Statement
RenaissanceRe Holdings Ltd.



OUR
PURPOSE

is to protect communities
and enable prosperity.

OUR
VISION

is to be the best underwriter.

OUR
MISSION

is to match desirable risk
with efficient capital.

Table of Contents

Letter To Our Shareholders

Dear Fellow Shareholders,

At the beginning of 2021, the Board of Directors and management set ambitious strategic objectives regarding growth, expenses and capital management. We worked closely together over the course of the year to achieve them through robust corporate governance, industry-leading enterprise-wide risk management and performance aligned executive compensation.

During the year, we grew gross premiums written by 35%, while at the same time returning over $1 billion to shareholders through share repurchases and dividends. This strong performance did not translate into strong bottom line profitability, as we reported a small net loss as well as a small operating profit. This performance must be put in perspective against one of the largest insured catastrophe loss years in our industry's history, which was in excess of $125 billion. As a consequence, we reported significant catastrophe losses in the year. This, combined with net realized and unrealized losses in our investment portfolio and the impact of repurchasing our shares at a premium to book value, resulted in a decline of book value per common share of 4.5% and tangible book value per common share plus change in accumulated dividends of 4%[1].

Pay-for-Performance

Our executive compensation program is designed to reflect a pay-for-performance philosophy that is closely aligned with the creation of shareholder value. While we believe management executed our strategy well in a year with elevated catastrophe losses, our financial results and returns to shareholders were disappointing. As a result, the total compensation of our named executive officers decreased for the second year in a row. This was primarily reflected in an annual incentive bonus that was 13% below target, and in the forfeiture of previously granted performance shares.

This year, we are asking our shareholders to approve the First Amended and Restated 2016 Long-Term Incentive Plan, which is used for awards made to all eligible employees, to increase the number of common shares reserved for issuance under the plan by 925,000 common shares. The Board believes the increase in the share reserve is essential to our continued commitment to incentivizing employees by tying a significant portion of their compensation to the interests of our shareholders.

New Purpose, Vision and Mission

In 2021, the Company adopted new Purpose, Vision and Mission statements, which we separately address in greater detail in our individual letters included in our 2021 Annual Report. It is worth noting here, however, that their adoption represents a robust collaborative effort between the Board and management to communicate what is important to RenaissanceRe and achieve corporate governance best practices. We are proud of both the process and the result, as we believe our new Purpose, Vision and Mission statements create actionable guideposts that the Board, management, and all of RenaissanceRe's employees and stakeholders can follow to better achieve our strategy.

Key Achievements in 2021



$7.8 billion

Gross Premiums Written



$1.1 billion

capital raised in the Capital Partners business, including $258 million from RenaissanceRe



Robust Capital Management

as we repurchased $1.0 billion of common shares

---

[1] Change in tangible book value per common share plus change in accumulated dividends is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Continued Focus on ESG

At both the Board and management level, we continued our commitment to our environmental, social and governance ("ESG") strategy in 2021. In recognition of the historical oversight by the Board on developing talent, we renamed our Compensation and Corporate Governance Committee as the Corporate Governance and Human Capital Management Committee. In addition, we formalized that Committee's oversight of certain ESG matters in its charter. We also identified climate change as a key financial risk overseen by the Investment and Risk Management Committee. You can read more about these changes, and other amendments to our governing documents, starting on page 8 of the proxy statement.

Each quarter during the year, management provided the Corporate Governance and Human Capital Management Committee a thorough update of recent ESG achievements, with additional updates to the full Board. As we previewed last year, in 2021 the Board formally assessed the execution of our ESG strategy as part of the strategic accomplishments pillar of our annual incentive bonus plan. You can read more about these ESG achievements in this proxy statement, on our corporate website and in Kevin's Letter to Shareholders in our 2021 Annual Report.

Evolving Board Composition and Diversity

We are pleased to have nominated Shyam Gidumal to stand for election as an independent director of the Company at this year's Annual General Meeting of Shareholders. His proven leadership across a variety of industries and innovative approach to operational change will bring an additional viewpoint and assist the Board in overseeing RenaissanceRe's expanded global footprint on behalf of our shareholders.

Looking at the makeup of our Board, we are pleased with the diverse skills, viewpoints, experience, knowledge, and abilities of our directors. These varying perspectives help us execute our strategy in an evolving market.

In closing, thanks to the Board's oversight, we executed our strategy strongly and consistently in 2021. We are excited about the many opportunities ahead of us and will continue to work hard on your behalf to maximize shareholder value. Thank you for investing in RenaissanceRe.

March 28, 2022

Sincerely,



James L. Gibbons
Non-Executive Chair of the Board of Directors

Kevin J. O'Donnell
President and Chief Executive Officer



Increased Scalability

of our global platform



Commitment to Corporate Governance

and formalization of best practices

ESG Strategy

advanced and executed

Notice of Annual General Meeting of Shareholders



Date and Time
Monday, May 16, 2022
8:30 a.m. Atlantic Time



Location
Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda



Who Can Vote
Owners of our common shares as of March 16, 2022 are entitled to vote on all matters

How to Vote



Telephone
In the United States or Canada you can vote your shares by calling 1-800-690-6903



Online
You can vote your shares online at www.proxyvote.com

You will need the 16-digit control number on the Notice of Internet Availability or proxy card



Mail
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope provided



QR Code
You can vote your shares online with your tablet or smartphone by scanning the QR code

Voting Items	Board Vote Recommendation	For Further Details
1. Election of one Class I and four Class III and director nominees	✓ **"FOR"** each director nominee	Page 16
2. Advisory vote on the compensation of our named executive officers	✓ **"FOR"**	Page 44
3. Approval of the First Amended and Restated RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan	✓ **"FOR"**	Page 81
4. Approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2022 fiscal year and the referral of the auditor's remuneration to the Board of Directors	✓ **"FOR"**	Page 92

Shareholders will also act on other business that properly comes before the meeting.

Please Vote Your Shares

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation.

By Order of the Board of Directors,

Shannon Lowry Bender

Shannon L. Bender
Corporate Secretary

Important Notice of Internet Availability of Proxy Materials

This Notice of Annual General Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 28, 2022. This proxy statement includes instructions on how to access these materials (including our proxy statement and 2021 annual report to shareholders) online.

Proxy Summary

The board of directors (the "Board") of RenaissanceRe Holdings Ltd. ("RenaissanceRe," the "Company," "we," "us," or "our") is making this proxy statement and proxy available to you in connection with the solicitation of proxies for our 2022 Annual General Meeting of Shareholders (the "Annual Meeting").

This proxy summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

PROPOSAL 1

Election of One Class I and Four Class III Director Nominees

✅ The Board recommends a vote **FOR** each director nominee | ▶ See page **16**

PROPOSAL 2

Advisory Vote on the Compensation of Our Named Executive Officers

✅ The Board recommends a vote **FOR** this proposal | ▶ See page **44**

PROPOSAL 3

Approval of the First Amended and Restated RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan

✅ The Board recommends a vote **FOR** this proposal | ▶ See page **81**

PROPOSAL 4

Approval of the Appointment of PricewaterhouseCoopers Ltd. as Our Independent Registered Public Accounting Firm for the 2022 Fiscal Year and the Referral of the Auditor's Remuneration to the Board of Directors

✅ The Board recommends a vote **FOR** this proposal | ▶ See page **92**

Director Nominees and Continuing Directors

| Name and Primary Occupation | Age | Director Since | Committee Membership | | | | |
			AC	CG& HCMC	IRMC	TC	OC
Class I Term Will Expire in 2023							
Shyam Gidumal IND Former President and Chief Operating Officer, WeWork Inc.	62	Nominee		✔*			
Class III Term Will Expire in 2025							
Henry Klehm III IND Partner, Jones Day	63	2006		C			
Valerie Rahmani IND Former Chief Executive Officer, Damballa, Inc.	64	2017	✔				
Carol P. Sanders IND Former Chief Financial Officer, Sentry Insurance a Mutual Company	55	2016	✔				
Cynthia Trudell IND Former Chief Human Resources Officer, PepsiCo, Inc.	68	2019		✔			
Class I Term Expires in 2023							
David C. Bushnell IND Retired Chief Administrative Officer, Citigroup Inc.	67	2008	C				
James L. Gibbons IND Chairman, Harbour International Trust Company Limited	58	2008	I			✔	✔
Anthony M. Santomero IND Former President, Federal Reserve Bank of Philadelphia	75	2008			C		
Class II Term Expires in 2024							
Brian G. J. Gray IND Former Group Chief Underwriting Officer, Swiss Reinsurance Company Ltd.	59	2013			✔	✔	✔
Duncan P. Hennes IND Co-Founder and Managing Member, Atrevida Partners, LLC	65	2017			✔		
Kevin J. O'Donnell President and Chief Executive Officer, RenaissanceRe Holdings Ltd.	55	2013				C	C

Director Nominees / *Continuing Directors*

IND	Independent	AC	Audit Committee
C	Chair	CG & HCMC	Corporate Governance and Human Capital Management Committee
✔	Member	IRMC	Investment and Risk Management Committee
I	Interim Member	TC	Transaction Committee
*	Pending Election	OC	Offerings Committee

Board Snapshot

Independence

91%
Independent



10 Independent
1 Not Independent

Diversity

36%
Diverse



1 Ethnically Diverse
3 Female

Skills and Experience

 **Executive Management**

 **Risk/Compliance/ Regulation**

 **(Re)insurance Operations**

 **Investments/ Asset Management**

 **Financial & Audit**

 **International**

 **Strategic Transactions**

 **Public Company CEO**

 **ESG/Sustainability**

 **Talent/Human Capital**

 **Data Analytics/ Digital**

 **Technology/ Cybersecurity**

Board Refreshment

8 Years
Average Tenure



4 0 to 5 years

3 6 to 10 years

4 >10 years

Age

63
Average

2 50 to 55

2 56 to 60

4 61 to 65

3 >65



5
New Directors in the Last 6 Years

* Board Snapshot statistics assume the retirement of Ms. Hamilton and election of Mr. Gidumal.

Corporate Governance Highlights

Our Board is comprised almost entirely of independent directors with a wide range of professional experience, and has consistently implemented corporate governance best practices to ensure that we serve the long-term interests of our shareholders.

Board Independence and Composition

- Independent Non-Executive Chair of the Board
- Fully independent Audit, Corporate Governance and Human Capital Management, and Investment and Risk Management Committees
- Executive sessions of solely independent directors
- Majority vote standard for uncontested director elections
- Rigorous director evaluation and selection criteria to enhance Board effectiveness and refreshment
- Commitment to seek new Board candidates who embody all aspects of diversity, including racial, ethnic and gender diversity

Active Oversight

- Board oversight of strategic planning and enterprise-wide risk management
- Enhanced management interaction and Board participation to ensure effective oversight during COVID-19 pandemic
- Active shareholder engagement
- Robust Code of Ethics and Conduct ("Code of Ethics") for all directors and employees
- Board and Committee oversight of key ESG, diversity, equity and inclusion ("DEI"), and corporate social responsibility ("CSR") initiatives
- CEO succession planning and management development pipeline, using a DEI lens

Shareholder Alignment

- Meaningful share ownership guidelines for all directors and named executive officers
- Anti-hedging, anti-pledging and insider trading policies
- At-risk pay as a percentage of total target compensation is 86% for our Chief Executive Officer and ranges from 69% to 79% for our other named executive officers
- Pay-for-performance philosophy guides executive compensation decisions

Recent Governance Enhancements

In February 2022, we renamed our Compensation and Corporate Governance Committee as the Corporate Governance and Human Capital Management Committee (the "Governance and Human Capital Committee") to reflect the committee's historical oversight of developing talent.

Additionally, in November 2021, we updated and modernized our Corporate Governance Guidelines and charters for our Audit, Governance and Human Capital, and Investment and Risk Management Committees to reflect our governance best practices. Among the more significant changes, we:

- Formalized our commitment to source diverse Board candidates (Corporate Governance Guidelines)
- Required Audit Committee review of use of non-GAAP measures, including ESG-related metrics (Audit Committee Charter)
- Added Governance and Human Capital Committee oversight of ESG, including sustainability, health and safety, and DEI (Governance and Human Capital Committee Charter)
- Identified the financial risk of climate change and insurance risk as key financial risks (Investment and Risk Management Committee Charter)
- Clarified the role of the Board and Governance and Human Capital Committee in management succession planning and development (Corporate Governance Guidelines)
- Formalized the responsibility of the Governance and Human Capital Committee to conduct a reasonable prior review of, and oversee, related-party transactions (Governance and Human Capital Committee Charter)

Auditor Rotation

In 2021, as a matter of good corporate governance, the Audit Committee conducted a thorough process to review and evaluate audit firm rotation, selecting PricewaterhouseCoopers Ltd. to serve as our independent registered public accounting firm for the 2022 fiscal year, subject to shareholder approval at the Annual Meeting. Previously, Ernst & Young Ltd. had served as the Company's auditor since 1993.

Environmental and Corporate Citizenship Highlights

Our commitment to ESG matters has always been a central part of our corporate strategy at RenaissanceRe and it remains one of our core values today. Our Board recognizes the importance of investing time and resources in business practices that emphasize good corporate citizenship and environmental sustainability, and oversees internal strategies and related activities through regularly scheduled reports by management to the Board and its committees throughout the year.

We have adopted a formal ESG strategy, which focuses on three core areas where we apply our core business strengths to make a meaningful impact on society — promoting climate resilience, closing the protection gap, and inducing positive societal change:

Promoting Climate Resilience
Developing and sharing our skills and expertise to help the world better manage climate risk

Closing the Protection Gap
Partnering to provide sustainable risk mitigation solutions for those who are vulnerable in society

Inducing Positive Societal Change
Shaping a positive environment for our people and communities

For additional information on our ESG and Human Capital Management activities, see our dedicated ESG webpage (www.renre.com/about-us/esg-at-renaissancere), as well as our Form 10-K

Aligned aspects of our reporting with Task Force on Climate Disclosure (TCFD) and Sustainable Accounting Standards Board (SASB)

For more than 25 years, we have been a leader in understanding and modeling the impact of climate-related events. We believe that the frequency and severity of natural catastrophes have increased due to human-driven climate change and are focused on preventing and mitigating its impact on society.

Promoting Climate Resilience

Climate Leadership

- 25+ years of leadership by our dedicated team of scientists in researching and modeling atmospheric hazards and the economic impact of climate-related risks
- Leveraging industry-leading climate data and expertise and integrating it holistically into our enterprise-wide risk management process and catastrophe models
- Long-standing member of ClimateWise, serving on the ClimateWise Insurance Advisory Council and Managing Committee
- Active in promotion of risk mitigation and disaster preparedness

Responsible Investing

- Overall investment portfolio MSCI ESG rating of "A" as of end of 2021
- Elimination of direct investments in companies with (i) MSCI CCC rating, (ii) more than 10% of revenues from thermal coal mining, or (iii) high carbon intensity (as measured by MSCI)
- Approximately 70% reduction in carbon intensity of our corporate credit and equity portfolios between October 2020 and December 2021

Environmental Footprint

- Tracking and offsetting of our estimated operational carbon emissions
- Became a ClimateCare Certified Partner 2021
- Founded Plastic Pledge in Bermuda to avoid single-use plastics

We have a long track record of leadership in applying our risk expertise and leveraging our partnerships to increase the economic resiliency of vulnerable communities. Reinsurance plays an important role in helping communities recover after a natural disaster, and we have made significant commitments to reduce the protection gap and mitigate the impact of natural disasters on populations and economies in the developing world. We have a dedicated global team focused on public sector partnership activities to support our continued work in this space.

Closing the Protection Gap

Resiliency and Risk Mitigation Leadership

- Leveraging our partnerships to increase economic resiliency of vulnerable communities
- Formal strategy and dedicated global team for our public sector partnership activities
- Significant commitments to reduce the protection gap and mitigate the impact of natural disasters

Industry Expertise at Local and Global Levels

- Run award-winning series of Risk Mitigation Leadership Forums, free to stakeholders, to advance natural hazards risk mitigation and awareness
- Active role in Insurance Development Forum and co-chair of its Risk Modeling Steering Group to increase global risk understanding
- Founding member of Disaster Risk Facility to address underinsurance and launched parametric protection gap product in 2021

Our employees are our most valuable asset, and we are committed to maintaining a culture that supports every one of our employees in their personal and professional journey. We share a passion for solving our customers' biggest challenges through a collaborative and entrepreneurial culture that empowers employees and rewards creative thinking.

Inducing Positive Societal Change

Our Commitment to Diversity, Equity & Inclusion

- DEI principles are embedded throughout the organization and employment lifecycle, including recruitment, compensation and management succession planning
- Established cross-functional DEI Executive Council chaired by Chief Underwriting Officer in 2018
- DEI training and discussions through our "*Think Global, Act Local*" framework
- Employee nationality represented by approximately 35 different countries
- 36% of our Operating Committee members are women

Investing in Our People

- Investment in our employees' professional development and personal growth through skills-based training, technical development and stretch assignments
- Encouragement of open dialogue with employees and regular "pulse" checks to measure satisfaction and engagement

Supporting Our Communities

- Long-standing dedication to community engagement and charitable giving through employee matching and corporate grants
- Global CSR strategy with a locally led philosophy so that our employees can impact where they live

Strategic, Operational and Financial Highlights

While RenaissanceRe's performance in 2021 was impacted by the elevated frequency of the year's natural catastrophic events, we had a strong year strategically, operationally and financially. Some of the highlights included:

STRONG STRATEGIC AND OPERATIONAL PERFORMANCE

Strong Strategic Plan Performance	Underwriting Accomplishments	Capital Management Accomplishments	Strong Operational Performance
• **Strong** top-line growth • **Increased scalability** of our global platform • **Increased scale** in our Capital Partners business, raising **$1.1 billion**, including $258 million from RenaissanceRe • **Advanced** and **executed** on our **ESG strategy**	• Grew gross premiums written by **34.9%** to **$7.8 billion** • **Strong growth** in Casualty & Specialty segment and Other Property business in line with our strategic goals • Underwriting expense ratio of **27.5%**	• **Robust** capital management • Raised **$500 million** in preference share capital • **Returned capital** to shareholders at **attractive multiples** • **Well-positioned** investment portfolio	• **Executed** during ongoing global COVID-19 pandemic • **Increased** operational, capital and investment leverage • **Maintained strong** financial strength ratings • **Solid** expense management

FINANCIAL PERFORMANCE

• Net Loss (Attributable) to Common Shareholders of **$73.4 million** • Operating Income Attributable to Common Shareholders of **$81.6 million**[1]	• Return on Average Common Equity of **(1.1)%** • Operating Return on Average Common Equity of **1.3%**[1]	• Change in Book Value per Common Share of **(4.5)%** • Change in Tangible Book Value per Common Share plus Change in Accumulated Dividends of **(4.0)%**[1]	• Total Investment Return of **0.5%** • **Increased** dividend

[1] Operating income attributable to common shareholders, operating return on average common equity and change in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Executive Compensation Highlights

Our executive compensation program is designed to support our long-term strategy and risk management practices, align the interests of our shareholders and executives, and encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry. We have a team-based approach to leading, managing and operating the Company. Our executives develop and implement our strategy on a Company-wide basis, and our executive compensation program reflects this approach, rewarding executives based on overall Company performance.

2021 Compensation Snapshot

To achieve the goals of our executive compensation program, the Governance and Human Capital Committee has developed a target pay mix for our Chief Executive Officer (or "CEO") and other named executive officers (or "NEOs") that ties a significant portion of their compensation to our short- and long-term performance. The target pay mix varies among our named executive officers, reflecting their various roles within the organization. Mr. O'Donnell has the greatest proportion of his compensation tied to performance, followed by Messrs. Qutub, Curtis and Branagan, who report to Mr. O'Donnell and are the members of our management governance committee along with Mr. O'Donnell, and finally Mr. Brosnan, who reports to Mr. Qutub and is not a member of the management governance committee.

We measure success against a mix of key performance metrics, the majority of which are objectively measurable. We believe this mix of metrics aligns the interests of our executives and shareholders and rewards our CEO and other NEOs for delivering strong performance on our strategic plan without incentivizing excessive risk taking.


CEO
27%
Time-Vested Restricted Shares
14%
Salary
86%
At-Risk
27%
Performance Shares
31%
Annual Incentive Bonus


Other NEOs
23-39%
Time-Vested Restricted Shares
21-31%
Salary
69-79%
At-Risk
0-23%
Performance Shares
31-33%
Annual Incentive Bonus

* Due to rounding, percentages may not total precisely.

	Short Term		Long Term	
		At-Risk Pay		
	Salary	Annual Incentive Bonus	Long-Term Incentive Awards	
			Time-Vested Restricted Shares	Performance Shares
Description	Fixed component of compensation	Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies	At-risk, long-term, equity-based compensation to encourage multi-year performance and retention	
			• Subject to service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (100% for Mr. Brosnan)	• Subject to both performance- and service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (0% for Mr. Brosnan)

Benchmarks/Metrics	Reflects expertise and scope of responsibilities in a competitive market for executive talent	• **One-year** performance period
		• Metrics:
		  • Combined ratio rank (relative to peers) **(16.7%)**
		  • Ratio of operating return on average common equity to peer median **(33.3%)**
		  • Ratio of actual gross premiums written to budget **(16.7%)**
		  • Board-approved strategic accomplishments **(33.3%)**
			• **Four-year** vesting period (equal annual installments)	• **Three-year** performance/ vesting period
				• Metrics:
				  • Average change in book value per common share plus change in accumulated dividends **(75%)**
				  • Average underwriting expense ratio rank compared to peers **(25%)**

Pay-for-Performance

The link between pay and performance and the outcomes of our executive compensation program for 2021 are discussed in detail in the Compensation Discussion and Analysis

▶ See Page **45**

The Governance and Human Capital Committee evaluates and sets rigorous performance goals at the time of grant for all performance-based compensation. In 2021, as a result of significant weather-related loss events and the volatility in the markets and industry, our resulting performance against our 2021 compensation metrics – operating return on average common equity, gross premiums written, relative combined ratio, and change in tangible book value per common share plus change in accumulated dividends, as well as our strategic goals – led to varied outcomes. We saw substantial growth in gross premiums written, but combined ratio compared to peers and operating return on average common equity fell short of the peer median, and tangible book value per common share plus change in accumulated dividends was impacted by our share repurchases during the year. As a result, our 2021 annual incentive bonuses paid out at less than target and our performance shares that paid out based on our 2021 performance were entirely forfeited.

Annual Incentive Bonus

Financial Performance Metrics

Combined Ratio

102.1%

7th in peer group

Operating Return on Average Common Equity[1]

1.3%

22% of peer median

Gross Premiums Written

$7.8B

114% of budget

Strong Strategic Plan Performance

- **Strong** top-line growth, with **$7.8 billion** of Gross Premiums Written
- **Robust Capital Management**, with a **well-positioned** investment portfolio
- **Increased scale** in our Capital Partners business, raising **$1.1 billion**, including $258 million from RenaissanceRe
- **Strong growth** in Casualty & Specialty segment and Other Property business in line with our strategic goals
- **Advanced** and **executed** on our **ESG strategy**

Annual Incentive Bonus

87%

of Target

Performance Shares

Change in Tangible Book Value per Common Share plus Change in Accumulated Dividends[1]

(4.0)%

Performance Shares

0%

of Target

[1] Operating return on average common equity and change in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Our 2021 performance represented a continuation of our success over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. Over the past five years, our gross premiums written grew at a compound annual growth rate ("CAGR") of 27% and our total shareholder return grew at a CAGR of 5%, while our Chief Executive Officer's total compensation grew at a CAGR of only 3%. The graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during the past five years.





Sources: S&P Research Insight (for 2012-2014 peer company data) and S&P Capital IQ (for 2015-2021 peer company data).

[1] Includes our current compensation peer group.

Shareholder Engagement and Say-on-Pay

We conducted substantial shareholder engagement in 2021:

We reached out to shareholders totaling over



75%
of shares outstanding

We received support for the compensation of our named executive officers of approximately



95%
of shares voted

We engaged in extensive dialogue with our shareholders in 2021, reaching out to shareholders representing over 75% of our shares outstanding and spoke to more than three-quarters of those shareholders. Our conversations with our shareholders were informative and productive, and we have expressly incorporated much of their feedback in our public disclosures and shareholder communications. In 2021, conversations with shareholders covered a variety of topics, including our purpose and long-term strategy, financial performance, ESG, executive compensation, capital management framework, and the impact and management of risks such as climate change.

Approximately 95% of the votes cast were in support of the annual advisory say-on-pay vote at our 2021 Annual General Meeting of Shareholders (the "2021 Annual General Meeting"), indicating strong shareholder support of our programs. We are committed to ensuring that our shareholders fully understand our executive compensation program, how it rewards the achievement of our strategic objectives and aligns the interests of our named executive officers with those of our shareholders.

For additional information see "Corporate Governance – Shareholder Engagement."

Corporate Governance

Corporate Governance

PROPOSAL 1

Election of One Class I and Four Class III Director Nominees



The Board unanimously recommends that shareholders vote **FOR** the election of Mr. Gidumal, Mr. Klehm, Ms. Rahmani, Ms. Sanders and Ms. Trudell.

Election of Directors

Our Amended and Restated Bye-laws (our "Bye-laws") provide that the number of directors shall be determined by our Board and shall be between eight and eleven members. Currently, that number has been fixed by the Board at eleven. The Board consists of three classes, with directors of one class elected each year for terms extending to the annual general meeting of shareholders held in the third year following their election.

The terms of our Class III directors will expire at the Annual Meeting. In addition, Ms. Hamilton, a Class I director, will retire from the Board at the Annual Meeting. The Board, upon the recommendation of the Governance and Human Capital Committee, has nominated Shyam Gidumal for election as a Class I director and Henry Klehm III, Valerie Rahmani, Carol P. Sanders and Cynthia Trudell for election as Class III directors. Mr. Klehm, Ms. Rahmani, Ms. Sanders and Ms. Trudell were last elected to the Board at our 2019 Annual General Meeting of Shareholders. If elected at the Annual Meeting, these Class III director nominees will serve until the expiration of their terms in 2025, or until their earlier resignation or removal. Mr. Gidumal has been nominated to fill the vacancy that will be created by Ms. Hamilton's retirement. If he is elected, he will serve until the expiration of the term of the Class I directors in 2023, or until his earlier resignation or removal.

Mr. Gidumal was identified as a potential director candidate by our non-executive directors through their professional networks. The Governance and Human Capital Committee then undertook the evaluation process described below in "—Selection and Nomination of Directors" and determined that he was qualified under the Board's criteria.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if a nominee becomes unable or unwilling to accept a nomination or election, the Board may select a substitute nominee and the common shares represented by proxies may be voted for such nominee unless shareholders indicate otherwise.

Majority Vote Requirement

Each nominee for election to serve as a Class I or Class III director who receives a majority of the votes cast at the Annual Meeting will be elected as a director. However, if a nominee fails to receive a majority of the votes cast at the Annual Meeting, such nominee will tender an irrevocable resignation that will be effective upon the Board's acceptance of such resignation. Upon the submission of the resignation, the Governance and Human Capital Committee will promptly consider the resignation and make a recommendation to the Board, and the Board will consider any relevant factors in deciding whether to accept or reject the director's resignation.

Skills and Experience of Our Nominees and Continuing Directors

Each nominee has extensive business experience, education and personal skills that qualify him or her to serve as an effective Board member. The specific experience and qualifications of the nominees are set forth below. We encourage you to read the biographies of our nominees and continuing directors, as well as the discussion of our Board's composition, below.

Director Nominees

Class I Director Nominee (whose term, if elected, expires in 2023)



Shyam Gidumal

INDEPENDENT

Committees: **Governance and Human Capital Committee (pending election)**

Age: **62**

Director Since: **N/A**

Other Public Company Boards

- None

Background and Qualifications

Mr. Gidumal has over 35 years of experience in operational leadership, digital transformation, and strategy development as a senior executive, board member, private equity investor and advisor. From February 2020 to November 2021, he served as the President and Chief Operating Officer of WeWork Inc. From March 2011 to June 2019, Mr. Gidumal served as a Principal at Ernst & Young Global Limited, where he led the Consumer Products and Retail segment. Over his career he has held several executive roles, including at Worldcom (Asia), Acterna, Armstrong Furniture, and The Boston Consulting Group. Mr. Gidumal has been a Member of the Board of Directors of the National Multiple Sclerosis Society since 2014.

Class III Directors (whose terms, if elected, expire in 2025)



Henry Klehm III

INDEPENDENT

Committees: **Governance and Human Capital Committee (Chair)**

Age: **63**

Director Since: **2006**

Other Public Company Boards

- None

Background and Qualifications

Mr. Klehm has been a partner at the law firm Jones Day since 2008 and has been the Practice Leader of the firm's Securities Litigation and SEC Enforcement Practice since January 2017. From 2002 to 2007, Mr. Klehm served as Global Head of Compliance for Deutsche Bank, AG. Prior to joining Deutsche Bank, AG, Mr. Klehm served as Chief Regulatory Officer and Deputy General Counsel at Prudential Financial from 1999 to 2002. Prior to joining Prudential Financial, Mr. Klehm served in various positions with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"), including as Senior Associate Director of the Northeast Regional Office.



Valerie Rahmani

INDEPENDENT

Committees: **Audit**

Age: **64**

Director Since: **2017**

Other Public Company Boards

- Computer Task Group, Incorporated (2015 to present)
- London Stock Exchange Group, plc (2017 to present)
- Elliott Opportunity II Corp. (2021 to present)
- Aberdeen Asset Management PLC (2015 to 2017)

Background and Qualifications

Dr. Rahmani has more than 30 years of experience in the technology industry, including more than 25 years at IBM, serving in roles of increasing seniority across multiple global business segments from 1981 to 2009, most recently as General Manager of Internet Security Systems. Subsequent to her tenure at IBM, Dr. Rahmani was Chief Executive Officer at Damballa, Inc., a privately held Internet security software company, from 2009 to 2012. From 2017 to 2019, she served as the part-time head of the Innovation Panel at Standard Life Aberdeen plc, a UK-based FTSE 100 global investment company. She currently serves as Chair of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee of Computer Task Group, Incorporated, an information technology solutions and software company, as a member of the Nomination Committee, Risk Committee and the Remuneration Committee of the Board of the London Stock Exchange Group, plc. and as a member of the board of directors of Elliott Opportunity II Corp., a blank check company.



Carol P. Sanders

INDEPENDENT

Committees: **Audit**

Age: **55**

Director Since: **2016**

Other Public Company Boards

- Alliant Energy Corporation (2005 to present)
- First Business Financial Services, Inc. (2016 to present)

Background and Qualifications

Ms. Sanders has served as the President of Carol P. Sanders Consulting, LLC, providing consulting services to the insurance and technology industries, since June 2015. From June 2013 until June 2015, she served as Executive Vice President, Chief Financial Officer and Treasurer of Sentry Insurance a Mutual Company. Previously she served as the Executive Vice President and Chief Operating Officer of Jewelers Mutual Insurance Company from November 2012 until June 2013, where she also served as Senior Vice President, Chief Financial Officer and Treasurer from May 2011 until November 2012 and as Chief Financial Officer and Treasurer from 2004 until May 2011, after holding a series of positions of increasing responsibility in finance, accounting, treasury and tax. Ms. Sanders currently serves as Chair of the Nominating and Governance Committee, as a member of the Audit Committee and the Executive Committee and as the Lead Independent Director of Alliant Energy Corporation, a public utility holding company, as Chair of the Audit Committee of First Business Financial Services, Inc., a registered bank holding company, and as a member of the board of directors of GuideOne Insurance Group.



Cynthia Trudell

INDEPENDENT

Committees: **Governance and Human Capital Committee**

Age: **68**

Director Since: **2019**

Other Public Company Boards

- ISS A/S (2015 to present)
- Canadian Tire Corporation (2019 to present)
- The Pepsi Bottling Group, Inc. (2008 to 2010)
- Canadian Imperial Bank of Commerce (2005 to 2008)
- PepsiCo, Inc. (2000 to 2007)

Background and Qualifications

From 2011 until her retirement in September 2017, Ms. Trudell served as Executive Vice President and Chief Human Resources Officer of PepsiCo, Inc. ("PepsiCo"). From 2007 through 2011, she served as Senior Vice President and Chief Personnel Officer of PepsiCo. Prior to her tenure at PepsiCo, Ms. Trudell held a number of executive operating and general management positions with General Motors Corporation from 1981 to 2001, and Brunswick Corporation from 2001 to 2006, including chairwoman and president of Saturn Corporation, president of IBC Vehicles and president of Sea Ray Group. Since 2015, Ms. Trudell has served on the board of ISS A/S, a global facility services provider based in Denmark and publicly traded on the NASDAQ OMX Copenhagen, where she currently serves as Chair of the Remuneration Committee and as a member of the Nomination Committee. Since 2019, Ms. Trudell has served on the board of Canadian Tire Corporation, a Canadian retail company publicly traded on the Toronto Stock Exchange, where she is Chair of the Management Resources and Compensation Committee and a member of the Governance Committee. From 2013 to 2019, she served as a member of the Defense Business Board, which provides business advice to the U.S. Department of Defense.

Continuing Directors

The members of the Board whose terms do not expire at the Annual Meeting and who are not standing for election at this year's Annual Meeting are set forth below.

Class I Directors (whose terms expire in 2023)



David C. Bushnell

INDEPENDENT

Committees: **Audit (Chair)**

Age: **67**

Director Since: **2008**

Other Public Company Boards

- Cordia Bancorp Inc. (2011 to 2016)

Background and Qualifications

Mr. Bushnell has served as the principal of Bushnell Consulting, a financial services consulting firm, since 2008. Mr. Bushnell retired from Citigroup Inc. ("Citigroup") in 2007, after 22 years of service. Mr. Bushnell served as the Senior Risk Officer of Citigroup from 2003 through 2007 and retired as Chief Administrative Officer in 2007. Following his retirement from Citigroup, Mr. Bushnell served as a consultant to Citigroup until December 31, 2008. Previously, Mr. Bushnell worked for Salomon Smith Barney Inc. (later acquired by Citigroup) and its predecessors in a variety of positions, including as a managing director and Chief Risk Officer. In addition to his board service on Cordia Bancorp Inc. ("Cordia"), a public bank holding company, Mr. Bushnell served as Chief Risk Officer of Cordia and its wholly owned subsidiary, Bank of Virginia, from 2011 until Cordia was acquired in September 2016.



James L. Gibbons

INDEPENDENT NON-EXECUTIVE CHAIR OF THE BOARD

Committees: **Transaction, Offerings, Governance and Human Capital Committee (Interim)**

Age: **58**

Director Since: **2008**

Other Public Company Boards

- None

Background and Qualifications

Mr. Gibbons, a Bermudian citizen, is Executive Chairman of Harbour International Trust Company Limited and the Treasurer, a Director and member of the Executive Committee of Edmund Gibbons Limited ("EGL"). Mr. Gibbons also serves as a Director and member of the Risk Committee of Clarien Bank Limited ("Clarien"), an international financial company. He was also Non-Executive President of Bermuda Air Conditioning Limited ("BACL") through March 2019 and currently serves as a Director of BACL. Mr. Gibbons served as Chair of Capital G Bank Limited from 1999 to 2013 and as President and Chief Executive Officer of Capital G Limited from 1999 to 2010, prior to the change of name to Clarien from Capital G in 2014.



Anthony M. Santomero

INDEPENDENT

Committees: **Investment and Risk Management (Chair)**

Age: **75**

Director Since: **2008**

Other Public Company Boards

- Citigroup Inc. (2009 to 2019)

Investment Company Boards

- Columbia Funds Group (2009 to 2021)
- Columbia Seligman Premium Technology Growth Fund (2019 to 2021)
- Tri-Continental Corporation (2019 to 2021)

Background and Qualifications

Mr. Santomero served as Senior Advisor at McKinsey & Company from 2006 to 2008. From 2000 to 2006, Mr. Santomero was President and Chief Executive Officer of the Federal Reserve Bank of Philadelphia. Prior to joining the Federal Reserve, Mr. Santomero was the Richard K. Mellon Professor of Finance at the University of Pennsylvania's Wharton School and held various positions there, including Director of the Financial Institutions Center and Deputy Dean. Mr. Santomero has served as a Trustee of Penn Mutual Life Insurance Company since 2009. From 2009 to December 2021, he served on the Board of Directors of Columbia Funds Group and as a member of the Governance Committee since 2020, and on the Board of Directors of two of Columbia Funds Group's registered investment company funds, Columbia Seligman Premium Technology Growth Fund and Tri-Continental Corporation from 2019 to December 2021. Until April 2019, Mr. Santomero served as the Chair of the Risk Management Committee and as a member of both the Audit Committee and Executive Committee of Citigroup, as well as Chairman of the Board of Directors of Citibank, N.A. In addition, he served on the Board of Directors of B of A Fund Series Trust from 2008 until 2011.

Class II Directors (whose terms expire in 2024)



Brian G. J. Gray

INDEPENDENT

Committees: **Investment and Risk Management, Transaction, Offerings**

Age: **59**

Director Since: **2013**

Other Public Company Boards

- None

Background and Qualifications

From 2008 until his retirement in 2012, Mr. Gray served as Group Chief Underwriting Officer of Swiss Reinsurance Company Ltd. ("Swiss Re") and was a member of Swiss Re's Group Executive Committee. From 2005 through 2008, he was a member of the Group Executive Board, responsible for underwriting Property and Specialty Product Lines on a global basis for Swiss Re. Mr. Gray joined Swiss Re in Canada ("Swiss Re Canada") in 1985, and served in a variety of roles, including President and Chief Executive Officer of Swiss Re Canada from 2001 to 2005 and Senior Vice President of Swiss Re Canada from 1997 to 2001.



Duncan P. Hennes

INDEPENDENT

Committees: **Investment and Risk Management**

Age: **65**

Director Since: **2017**

Other Public Company Boards

- Citigroup Inc. (2013 to present)

Background and Qualifications

Mr. Hennes has served as the Co-Founder and Managing Member of Atrevida Partners, LLC ("Atrevida") since 2007. Prior to co-founding Atrevida, he served as Co-Founder and Partner of Promontory Financial Group from 1999 to 2006. Prior to that, Mr. Hennes served in a number of senior executive positions at Bankers Trust Corporation, including Executive Vice President in charge of Trading, Sales and Derivatives, and as the Chairman of the Board of Oversight Partners I, the consortium that took control of Long Term Capital Management, from 1987 to 1998. From 1998 to 1999 he was the Chief Executive Officer at Soros Fund Management, LLC. Mr. Hennes currently serves as the Chair of the Risk Management Committee and as a member of the Audit Committee, Executive Committee and Personnel and Compensation Committee of Citigroup Inc. and as a member of the Board of Directors of Citibank, N.A.



Kevin J. O'Donnell

CHIEF EXECUTIVE OFFICER

Committees: **Transaction (Chair), Offerings (Chair)**

Age: **55**

Director Since: **2013**

Other Public Company Boards

- None

Background and Qualifications

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell previously served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.

Board Composition and Effectiveness

We believe the Board benefits from a holistic approach to board composition. Our Board values a mix of new directors, who bring fresh perspectives, and longer-serving directors, who bring continuity and breadth of experience with our strategies and risk management processes. Our Board has developed comprehensive and ongoing assessment and succession planning processes and regularly reviews the biographical backgrounds and skills of its current members and potential nominees in connection with its ongoing evaluation of Board composition.

Selection and Nomination of Directors

Director Nomination Process

The Governance and Human Capital Committee is responsible for identifying and recommending qualified candidates for nomination to the Board.

Assess Board Composition	• Governance and Human Capital Committee regularly assesses appropriate Board size and composition • Determines needs based on current and evolving strategies, potential vacancies and competencies of the Board as a whole
Identify and Source Candidates	• Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity • Candidate recommendations may come from current Board members, management, search firms, shareholders or others • Uses non-traditional methods to identify a diverse pool of candidates and select our new director nominee
Select Director Nominees	• Committee reviews candidates to ensure fit with the needs and collegiality of the Board • Seeks a diverse combination of qualities and experience that will complement and contribute to the competencies of the Board as a whole • Interviews by Committee members, Non-Executive Chair and other members of the Board before full Board votes to nominate

Director Qualifications

As discussed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but believe that candidates should show evidence of leadership in their particular field, and have broad experience and the ability to exercise sound business judgment. The Board considers the diversity, skills and experience of candidates in the context of the needs of the Board as a whole. In selecting directors, the Board generally seeks a combination of qualities and experience that will contribute to the exercise of the duties of the Board, including active or former chief executive or senior officers of major complex businesses, leading academics and entrepreneurs.

When identifying and considering potential director nominees and evaluating the current composition of our Board, the Governance and Human Capital Committee focuses on the composition and competencies of our Board as a whole, how the traits possessed by individual directors and director nominees complement one another, the ability of the current and proposed members to operate collegially and effectively, and the intersection of these factors with our current strategy, operational plans and oversight requirements. The factors considered by the Governance and Human Capital Committee when evaluating individual director nominees include:

- personal and professional ethics, integrity and values;
- independence, including the ability to represent all of our shareholders and other key stakeholders without any conflicting relationship with any particular constituency;
- business acumen, leadership qualities and record of accomplishment;
- professional experience and industry expertise in light of our evolving strategic and operational plans over time;
- compatibility with the existing Board composition;
- maintaining a diverse set of viewpoints, backgrounds, skills, experience and expertise on the Board as a whole, including with respect to race, gender, ethnic background, age and country of citizenship;
- ability and willingness to devote sufficient time to carrying out Board duties and responsibilities fully and effectively, particularly in light of our Bermuda headquarters location;
- commitment to serve on our Board for a potentially extended period of time, with a view toward effective oversight of management's efforts to ensure the safety and soundness of our Company in light of the market cycles and earnings volatility that characterize our industry; and
- other attributes of the candidate, our business and strategic conditions and external factors that the Governance and Human Capital Committee deems appropriate.

The Governance and Human Capital Committee has the discretion to weigh these factors as it deems appropriate. The relative importance of these factors may vary from candidate to candidate, depending on our evolving circumstances, and no particular criterion is necessarily applicable to all prospective nominees.

Board Diversity

Our Board believes that the backgrounds and qualifications of the directors and director nominees, considered as a group, should provide a diverse range of viewpoints, backgrounds, skills, experiences, expertise, and abilities that will allow the Board to fulfill its responsibilities, taking into account our evolving strategic direction and needs. The Governance and Human Capital Committee evaluates and discusses diversity at both the Board and committee levels when carrying out its director selection, recruitment and nomination obligations and also when assessing the performance of current directors. This assessment is undertaken at least annually.

In November 2021, we updated and modernized our Corporate Governance Guidelines and charters for our Audit, Governance and Human Capital, and Investment and Risk Management Committees to reflect our governance best practices. Among the more significant changes was a formalization of our commitment to source diverse Board candidates in our Corporate Governance Guidelines.

Our Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity, while considering the skills and experience of the Board as a whole.

Alignment of Director and Director Nominee Skills and Strategy

RenaissanceRe is a global provider of (re) insurance. Our mission is to match desirable, well-structured risks with efficient sources of capital to achieve our vision of being the best underwriter. We believe that this will allow us to produce superior returns for our shareholders over the long term, and to protect communities and enable prosperity. Our strategy focuses on superior risk selection, superior customer relationships and superior capital management.

Our Governance and Human Capital Committee has determined that each of our directors and director nominees possesses the appropriate skills and experience to effectively oversee our business strategy. As detailed in each director and director nominees' biography above, our Board collectively leverages its strength in the following areas:

 **Executive Management**

 **Risk/Compliance/ Regulation**

 **Insurance/ Reinsurance Operations**

 **Investments/ Asset Management**

 **Financial & Audit**

 **International**

 **Strategic Transactions**

 **Public Company CEO**

 **ESG/ Sustainability**

 **Talent/Human Capital**

 **Data Analytics/ Digital**

 **Technology/ Cybersecurity**

Director and Director Nominee Independence

The Governance and Human Capital Committee has reviewed the independence of each of our current directors and director nominees and affirmatively determined that each of Mses. Hamilton, Sanders and Trudell, Dr. Rahmani and Messrs. Bushnell, Gibbons, Gidumal, Gray, Hennes, Klehm and Santomero are independent. Mr. O'Donnell is not independent because of his employment as our President and Chief Executive Officer.

The New York Stock Exchange (the "NYSE") listing standards require that a majority of our directors be independent. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our Corporate Governance Guidelines provide that a majority of our directors will meet the NYSE's listing standards regarding independence criteria and set forth additional parameters that the Board uses to determine director independence, which we believe are more stringent than the independence requirements in the NYSE listing standards. In addition, the Board considers all relevant facts and circumstances known or reported to it in making independence determinations.

In particular, when making its independence determinations, the Governance and Human Capital Committee considered the following relationships and determined that none of the directors or director nominees involved had a material relationship with us as a result of these relationships. Mr. Hennes serves as a director of Citigroup. We have current and historical financial relationships with Citigroup and its subsidiaries and affiliates, including Citigroup acting in manager roles in several of our securities offerings over the last few years and being a party to letter of credit facilities with us. Ms. Sanders serves as a director of GuideOne Insurance. From time to time, we have entered into reinsurance contracts with GuideOne, all in the ordinary course of business on terms available to similarly situated parties. Mr. Gibbons is the Treasurer and a director of EGL, the parent company of a number of varied businesses in Bermuda, including Coralisle Group Ltd., formerly Colonial Group International ("Coralisle"), and a director of BACL. We have entered into reinsurance contracts with Coralisle which are described under "Board Structure and Processes—Certain Relationships and Related Transactions" below. In addition, we have other immaterial business relationships with a variety of the other businesses owned by EGL and BACL, relating primarily to local services and procurement in Bermuda, for which we paid these entities a total of approximately $34,500 in 2021. Mr. Gibbons is not directly involved in the management of Coralisle or any of the other businesses owned by EGL or BACL with which we do business, and all of the transactions were entered into in the ordinary course of business on terms available to similarly situated parties. Furthermore, the EGL and BACL entities did not make payments to, or receive payments from, us in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of EGL's or BACL's consolidated gross revenues.

Shareholder Nomination Process

Candidates recommended by shareholders for nomination to the Board will be considered and evaluated by the Governance and Human Capital Committee using the same process and criteria that we use to evaluate other candidates, assuming the proper procedures for shareholder nominations are followed. The Governance and Human Capital Committee will consider nominees to the Board recommended by no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe. Any shareholder recommendation must be sent to our Corporate Secretary not less than 60 days prior to the scheduled date of the annual general meeting of shareholders and must set forth for each nominee: (i) the name, age, business address and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by the nominee; and (iv) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder. The written notice must also include the following information with regard to the shareholders giving the notice:

- the name and record address of such shareholders;
- the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by such shareholders;
- a description of all arrangements or understandings between such shareholders and each proposed nominee and any other person (including his or her name and address) pursuant to which the nomination(s) are to be made by such shareholders;
- a representation that such shareholder intends to appear in person or by proxy at the annual general meeting of shareholders to nominate the persons named in its notice; and
- any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing.

Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. The Governance and Human Capital Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Board Assessment and Evaluation

The Board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and Board effectiveness. Pursuant to its charter, the Governance and Human Capital Committee has responsibility for oversight of the Board's annual overall effectiveness reviews, review of individual director performance and similar matters.

At the direction of the Governance and Human Capital Committee, our Non-Executive Chair of the Board facilitates the annual assessment of the effectiveness of the Board and each standing committee of the Board. He conducts individual interviews with Board members and management, facilitating reviews of individual director effectiveness, as well as of the Board as a whole. In turn, the Chair of the Governance and Human Capital Committee, along with the Board members, reviews the performance of the Non-Executive Chair of the Board. From time to time, the Board engages independent third parties to review the Board's practices and procedures and assess its effectiveness. Each standing committee of the Board performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment. Results are compiled and discussed by the Board and each committee, and changes in practices, Board composition and procedures are recommended by the Governance and Human Capital Committee as necessary.

Director Orientation and Continuing Education

Our Governance and Human Capital Committee oversees the orientation process for new directors. Each new director and new member of a Board committee participates in a comprehensive orientation program run by management. The orientation includes presentations by senior management to familiarize the new director with our strategic plan, significant accounting and risk management issues, compliance programs, Code of Ethics, and other relevant topics.

We encourage our directors to participate in continuing education programs and reimburse them for reasonable expenses associated with third-party training programs relating to our business, industry or the discharge of Board duties. We also provide ongoing education programs on topics relevant to RenaissanceRe and our industry as part of regular Board and committee meetings, and directors are invited and encouraged to visit our offices to meet with management.

Corporate Governance

Achieving Board Effectiveness

- ✔ Rigorous director nominee evaluation and selection criteria
- ✔ Commitment to source diverse Board candidates
- ✔ Annual Board self-evaluation and assessment of individual directors
- ✔ Comprehensive director orientation and ongoing education programs

Board Changes Over the Past Six Years

- ✔ Added five new directors
- ✔ Increased diversity from less than 10% to over 36%
- ✔ Enhanced Board skills relating to ESG, human resources, and cybersecurity
- ✔ Continued alignment with long-term strategy

Board Structure and Processes

Our Commitment to Corporate Governance

Our Board and management have a strong commitment to effective corporate governance. We believe we have a comprehensive corporate governance framework which takes into account applicable regulatory requirements and best practices. The key components of this framework are set forth in the following documents:

- our Bye-laws;
- our Corporate Governance Guidelines;
- our Code of Ethics;
- our Audit Committee Charter;
- our Governance and Human Capital Committee Charter; and
- our Investment and Risk Management Committee Charter.

The Board regularly reviews corporate governance developments and modifies our Corporate Governance Guidelines, Code of Ethics, committee charters and key Board practices when it believes modifications are warranted. A copy of each of these documents is published on our website at www.renre.com under "Investors—Corporate Governance," except our Bye-laws, which are filed with the SEC and can be found on the SEC website at www.sec.gov. Each of these documents is available in print to any shareholder upon request.

Governance Highlights

- Over 90% of our directors are independent, with an Independent Non-Executive Chair of the Board and fully independent Audit, Governance and Human Capital, and Investment and Risk Management Committees
- Updated and modernized Corporate Governance Guidelines and charters in 2021 to reflect our governance best practices, including formalizing Board oversight of ESG and DEI and our commitment to diversity
- Conducted a process in 2021 to review and evaluate audit firm rotation
- Rigorous director evaluation and selection criteria, which encourage diversity and refreshment
- Board oversight of strategic planning and enterprise-wide risk management, including environmental sustainability and climate change matters
- Active shareholder engagement
- Meaningful share ownership guidelines for directors and named executive officers; anti-hedging, anti-pledging and insider trading policies

Code of Ethics

Our Code of Ethics applies to all of our directors and employees, including our principal executive officer, principal financial officer, and principal accounting officer, and all of our employees performing financial or accounting functions. Our Code of Ethics is available without charge on our website, www.renre.com, under "Investors—Corporate Governance." We will also provide a printed copy of our Code of Ethics to any shareholder upon request. We intend to disclose any amendments to our Code of Ethics by posting them on our website. Any waivers of our Code of Ethics applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, controller and other executive officers who perform similar functions will be disclosed by filing a Current Report on Form 8-K with the SEC.

Board Leadership Structure

Pursuant to our Corporate Governance Guidelines, the Chair of the Board may be an officer/director or an outside director and may or may not be the Chief Executive Officer, at the option of the Board. The Board believes it should be free to make these determinations depending on what it believes is best for the Company and our shareholders in light of all the circumstances. At this time, the Board has determined that it is appropriate to separate the roles of Chair and Chief Executive Officer and to have a Non-Executive Chair of the Board. The Board believes that having an independent director serve as Non-Executive Chair of the Board is in the best interests of the Company and our shareholders at this time and that this structure currently assists the independent directors in the oversight of the Company and facilitates participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board.

Role of the Non-Executive Chair of the Board

Currently, Mr. Gibbons serves as the Non-Executive Chair of the Board. In addition to chairing each meeting of the Board, the Non-Executive Chair of the Board has significant responsibilities, including: (i) having the authority to call meetings of the Board; (ii) setting the agendas for Board meetings and executive sessions to ensure that Board members receive the information necessary to fulfill the Board's primary responsibilities; (iii) chairing executive sessions of the independent directors; (iv) briefing the Chief Executive Officer on issues that arise in the executive sessions, as appropriate; (v) facilitating discussion among the independent directors on key issues and concerns that arise outside of Board meetings and serving as a non-exclusive conduit to communicate views, concerns and issues of the independent directors to the Chief Executive Officer; (vi) interviewing candidates for directorship; (vii) facilitating the assessment of the Board's effectiveness, at the direction of the Governance and Human Capital Committee; and (viii) together or in coordination with the Chief Executive Officer, representing the organization in external interactions with shareholders, employees and other stakeholders.

The Non-Executive Chair of the Board typically does not serve as a member of the Board's three principal standing committees (the Audit Committee, the Governance and Human Capital Committee, and the Investment and Risk Management Committee), but rather attends such meetings and other functions of the committees on an ex officio basis as warranted by the facts and circumstances. Given the challenges presented by the COVID-19 pandemic, Mr. Gibbons has been serving as an interim member of the Governance and Human Capital Committee, as further discussed in "—Meetings and Attendance" below. The Non-Executive Chair of the Board serves as a member of the Transaction Committee and the Offerings Committee, which meet on an as-needed basis.

Director Engagement

Meetings and Attendance

Our Bye-laws and operating guidelines prohibit directors from participating in meetings of the Board or its committees while present in the United States or its territories, whether in person, via teleconference or otherwise. Due to these prohibitions, as well as travel restrictions and safety concerns related to the COVID-19 pandemic, some of our continuing directors who are based in the United States were unable to attend certain Board and committee meetings held in Bermuda in 2021. Three of our directors (two of whom are independent) are based outside of the United States: Mr. Gibbons, our Non-Executive Chair of the Board, Mr. O'Donnell, our Chief Executive Officer, and Mr. Gray.

Despite these unique circumstances, our independent directors continued to discharge their oversight and fiduciary duties in the ordinary course, including by holding regular, robust virtual informational sessions designed to cover the same information normally covered at in-person Board and committee meetings, supplemented by additional informational calls and reports. When action requiring a formal Board or committee meeting with a vote of directors was necessary, we convened formal meetings of the Board or the applicable committee. At these meetings only those directors not based in the United States or who were able to travel outside of the United States participated in order to comply with our Bye-laws and operating guidelines. Despite these unprecedented challenges, we believe we maintained good governance practices while complying with Bermuda law and SEC and NYSE regulations, as well as with our Bye-laws, corporate governance documents and operating guidelines.

Our Board held the following informational sessions and formal meetings of the Board and committees during 2021:

	Board	Audit Committee	Corporate Governance and Human Capital Management Committee	Investment and Risk Management Committee	Transaction Committee	Offerings Committee
Meetings	4	5	4	1	—	1
Virtual Informational Sessions	5	7	3	4	—	—

Messrs. Gibbons, Gray, Klehm and O'Donnell, Mses. Sanders and Trudell, and Dr. Rahmani each attended 75% or more of the meetings of the Board and committees of the Board on which they served during 2021 (during the periods that they served). Due to the restrictions noted above, Messrs. Bushnell, Santomero and Hennes, were not able to attend certain Board and committee meetings, and, as a result, did not attend 75% or more of the formal meetings of the Board and committees of the Board on which they served during 2021 (during the periods that they served). However, each director attended all of the informational sessions of the Board and respective committees, and attended all of the formal meetings of the Board and committees of the Board on which he or she served during 2021 (during the periods that they served) that they were able to attend safely. For more information on our committees, please see below.

Generally, it is the practice of our Board to attend our annual general meetings of shareholders. However, due to the safety concerns and travel restrictions discussed above, none of our non-executive directors were able to attend our 2021 Annual General Meeting, which was held on May 5, 2021 in Bermuda.

As safety concerns are reduced and travel restrictions enacted in response to the COVID-19 pandemic are eased or lifted, we expect that our directors will attend meetings of the Board and of the committees of the Board on which he or she serves, and the annual general meeting of shareholders, in line with historical practices.

Executive Sessions

Separate executive sessions of our non-management directors are held in conjunction with each regular quarterly Board meeting. The Non-Executive Chair of the Board presides at these executive sessions of the Board. The standing committees of the Board also conduct regular executive sessions, which are chaired by the respective chairs of the committees. In 2021, executive sessions of our non-management directors were also held in connection with the virtual informational sessions of the Board and standing committees.

Shareholder Engagement

We maintain an active, management-led dialogue with our shareholders and other stakeholders. Their views on our Company and its performance are important to our Board. We provide regular updates to our Board on our shareholder engagement efforts, and, in certain instances, members of our Board engage directly with shareholders.

In 2021, we spoke with shareholders → **We engaged with shareholders in multiple ways** → **We discussed a number of topics with shareholders**

We reached out to shareholders representing over

75%

of shares outstanding,

We spoke with more than

75%

of those shareholders

 Quarterly financial results conference calls

 Annual Letter to Shareholders

 Regular participation in industry conferences

 One-on-one shareholder meetings

 Press releases and our investor website

✔ Purpose and long-term strategy

✔ Financial performance and three drivers of profit

✔ ESG strategy, including diversity, equity and inclusion

✔ Executive compensation

✔ Capital management framework

✔ Management of climate change

In 2021, based on investor feedback, we took steps to streamline and enhance our shareholder disclosures, including a new format for our quarterly Earnings Release and changes to the Financial Supplement

How We Share and Respond to Feedback

- Provide summary of investor outreach activity at each quarterly Board meeting, and a summary of direct shareholder communications at each quarterly Governance and Human Capital Committee meeting

- Extensive outreach and discussion with our shareholders in 2020 and 2021 informed changes to our executive compensation program, resulting in recent high say-on-pay support

- Shareholder, and broader stakeholder, input has informed our ESG strategy, program and reporting

Communicating with the Board

Any shareholder or other party may communicate directly with the Board, any committee of the Board or our non-management directors as a group by writing to the intended recipient in the care of the Corporate Secretary. Shareholders can send communications electronically through our website at www.renre.com by clicking on "email" under "About Us—Contacts—Legal or Corporate Information" or by mail to: RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton HMGX, Bermuda, Attn: Corporate Secretary. If properly addressed, communications will be forwarded to the intended recipient unopened.

The Audit Committee, on behalf of itself and our other non-management directors, has established procedures to enable employees or other parties who may have a concern about our conduct or policies to communicate that concern. Our employees are encouraged and expected to report any conduct which they believe in good faith to be an actual or apparent violation of our Code of Ethics. In addition, as required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters, as well as for confidential submission by Company employees of concerns regarding questionable accounting or auditing matters, among other things. These communications may be anonymous, and may be submitted in writing, e-mailed or reported by phone through various internal and external mechanisms as provided on the Company's internal website. Additional procedures by which internal communications may be made are provided to each employee. Our Code of Ethics prohibits any employee or director from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

Committees of the Board

The Board maintains three principal standing committees: the Audit Committee, the Governance and Human Capital Committee, and the Investment and Risk Management Committee. The primary responsibilities of these committees are summarized below and more fully described in their charters. These committees may delegate any of their responsibilities to a subcommittee composed of one or more members of the committee. In addition, the Board maintains two standing, special purpose committees: the Transaction Committee and the Offerings Committee. The responsibilities of these committees are summarized below.

The Board has determined that each member of the Audit Committee and the Governance and Human Capital Committee meets the applicable independence standards of the Commission and the NYSE. The Board has also determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise as required by NYSE rules and is an "audit committee financial expert" under the Commission's rules, in each case, given his or her experience as set forth in his or her biography above.

Audit Committee

Members

David C. Bushnell (Chair)
Valerie Rahmani
Carol P. Sanders

The Audit Committee's key responsibilities include oversight of:

- Our accounting and financial reporting process, as well as the integrity, quality and accuracy of our financial statements, including internal controls;
- Our operational risk assessment and risk management process;
- Our compliance with legal and regulatory requirements, including review of our Code of Ethics and internal compliance program;
- Our information and cybersecurity programs;
- Our use of non-GAAP measures and metrics, including environmental, social and governance metrics;
- Our independent auditor's appointment, compensation, qualifications, independence and performance; and
- The performance of our internal audit function.

Corporate Governance and Human Capital Management Committee

Current Members

Henry Klehm III (Chair)
Jean D. Hamilton
Cynthia Trudell
James L. Gibbons (interim)

Post-Annual General Meeting Members

Henry Klehm III (Chair)
Cynthia Trudell
Shyam Gidumal (pending election)
James L. Gibbons (interim)

The Corporate Governance and Human Capital Management Committee's key responsibilities include:

Compensation-Related

- Determining compensation of our Chief Executive Officer and directors, and reviewing and approving recommendations of other executive officers' compensation;

- Overseeing incentive and stock-based compensation plans, including granting and setting the terms of awards;

- Evaluating performance of executive officers;

- Reviewing and recommending policies, practices and procedures concerning compensation strategy and other human resources-related matters, including DEI and employee development;

- Reviewing and advising on executive succession planning; and

- Reviewing, analyzing and overseeing the mitigation of risks associated with our compensation programs.

Corporate Governance-Related

- Overseeing and supervising the director nomination process, including identifying and evaluating prospective Board candidates;

- Reviewing and monitoring the performance and composition of the Board and its committees;

- Overseeing the new director orientation process and director continuing education policies;

- Developing and evaluating our corporate governance practices and procedures, including compliance with legal and regulatory requirements;

- Overseeing and reviewing related-party transactions (as defined in SEC Regulation S-K, Item 404) for potential conflicts of interest;

- Overseeing, monitoring and reviewing our policies, programs and practices related to ESG matters, including sustainability, health and safety and DEI matters; and

- Reviewing any properly submitted shareholder proposals.

Governance and Human Capital Committee Advisors

The Governance and Human Capital Committee has the authority to select, retain and dismiss compensation consultants, financial and other advisors and independent legal counsel as it deems necessary in accordance with the procedures set forth in the charter and considering independence and potential conflicts of interest. For a discussion regarding our independent compensation consultant, please see "Executive Compensation— Compensation Discussion and Analysis—Compensation Determination Process—Role of Compensation Consultants" below.

In addition, our Governance and Human Capital Committee reviews our compensation programs for consistency with our risk management practices and to assist us in ensuring that our programs align our executives and employees with the long-term interests of shareholders in light of the market cycles and earnings volatility that characterize our industry. For a discussion regarding our compensation policies and practices as they relate to our risk management see "Executive Compensation—Compensation Discussion and Analysis—Compensation Governance— Compensation and Risk Management" below.

Compensation Committee Interlocks and Insider Participation

Mr. Gibbons, Mr. Gray, Ms. Hamilton, Mr. Klehm and Ms. Trudell served on the Governance and Human Capital Committee during the 2021 fiscal year. No member of the Governance and Human Capital Committee during the 2021 fiscal year was an officer or employee of the Company during the 2021 fiscal year or was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a transaction with a related person under Item 404 of Regulation S-K ("Regulation S-K") of the U.S. Securities Act of 1933, as amended (the "Securities Act"). No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of our directors served as an executive officer at any time during the 2021 fiscal year.

Investment and Risk Management Committee

Members

Anthony M. Santomero (Chair)
Brian G. J. Gray
Duncan P. Hennes

The Investment and Risk Management Committee's key responsibilities include:

- Overseeing our investment strategies, performance and risk management;
- Reviewing management procedures to develop investment strategies and risk limits and monitoring adherence to those guidelines;
- Reviewing and monitoring investment manager and investment portfolio performance;
- Assisting the Board with assessing our financial, non-operational risk management, in coordination with the Audit Committee; and
- Overseeing the processes used to manage key financial risks, including risks related to liquidity, solvency margins, capital management and leverage, third-party credit risk, foreign exchange exposure, financial risk of climate change, and insurance risks.

Special Purpose Committees

Transaction Committee

The Transaction Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair) and Ms. Hamilton. The Transaction Committee has the authority of the Board to consider and approve, on behalf of the full Board, certain strategic investments and other possible transactions.

Offerings Committee

The Offerings Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair) and Ms. Hamilton. The Offerings Committee has the authority to consider and approve, on behalf of the full Board, transactions pursuant to our shelf registration program, including setting the terms, amount and price of any such offering.

Certain Relationships and Related Transactions

We have adopted a written policy with respect to the review, approval and ratification of transactions with related persons. The policy covers, among other things, transactions between us and any of our executive officers, directors, nominees for director, any of their immediate family members or any other related persons as defined in Item 404 of Regulation S-K. Each transaction covered by this policy is reviewed to determine whether the transaction is in the best interests of the Company and our shareholders. Pursuant to the policy, our Governance and Human Capital Committee also conducts a reasonable prior review and oversight of all related-party transactions required to be disclosed pursuant to Item 404 of Regulation S-K for potential conflicts of interest, including to determine whether any such transaction is inconsistent with the interests of the Company and our shareholders. The transactions described below include certain transactions we have entered into with parties that are, or could be deemed to be, related to us.

Relationship with BlackRock, Inc.

BlackRock, Inc. ("BlackRock") reported a beneficial ownership interest of more than 5% of our common shares as of December 31, 2021. Affiliates of BlackRock provide investment management, risk analytics and investment accounting services to us. During 2021, we incurred $5.9 million in fees relating to these services. These fees were at then-prevailing market rates determined pursuant to arm's-length negotiations between us and such affiliates.

Relationship with Coralisle Group Ltd.

Mr. Gibbons is the Treasurer of EGL, the parent company of Coralisle. We entered into reinsurance contracts with Coralisle pursuant to which we received premiums of approximately $0.3 million from Coralisle in 2021, and paid claims to Coralisle of approximately $nil in 2021. We renewed certain of these reinsurance contracts in December 2021 and we expect to receive premiums of approximately $0.3 million from Coralisle in 2022 as a result of those renewals. To date in 2022, we have paid approximately $3,300 of claims to Coralisle. In his position at EGL, Mr. Gibbons is not directly involved in the management of Coralisle, and all of these transactions with Coralisle were entered into in the ordinary course of business on terms available to similarly situated parties.

Relationship with State Farm Mutual Automobile Insurance Company

State Farm Mutual Automobile Insurance Company ("State Farm") reported a beneficial ownership interest of more than 5% of our common shares as of December 31, 2021. From time to time we have entered into, and expect in the future to enter into, reinsurance transactions with State Farm in the ordinary course of business on terms available to similarly situated parties. For reference, in 2021, we recorded reinsurance premiums of $22.9 million from State Farm and its subsidiaries and our insurance subsidiaries paid claims on such reinsurance to State Farm and its subsidiaries of $14.2 million. In 2022, we expect to record about $25 million in reinsurance premiums from State Farm. State Farm is also an investor in RenaissanceRe-managed vehicles Top Layer Reinsurance Ltd. and DaVinciRe Holdings Ltd.

Use of Company Aircraft

Pursuant to their employment agreements, our named executive officers and certain other officers are permitted business use and a limited amount of Company-funded personal use (with a value up to the aggregate incremental cost to us of $85,000) of our fractional interest program with NetJets Aviation Inc. ("NetJets"). On occasion, we may allow additional hours of Company-funded personal use of our aircraft interest on a case-by-case basis. In 2020 and 2021, for safety reasons, the Governance and Human Capital Committee adopted a policy allowing our named executive officers reasonable additional Company-funded personal use of our NetJets program for the duration of the COVID-19 pandemic. The aggregate incremental cost to us of any personal use is included in the Summary Compensation Table below. Our named executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. In addition, Mr. O'Donnell; Ross Curtis, our Chief Underwriting Officer; and Robert Qutub, our Chief Financial Officer have each entered into an aircraft use agreement with us which allows them to use our fractional interest program with NetJets for additional travel beyond that which is provided for in their employment arrangements, provided that they pay for such use in advance of any trip at the fully loaded variable rate (which rate represents our aggregate incremental cost of such use within the meaning of Regulation

S-K and the rules and other guidance of the Commission). They must maintain a deposit with us from which we are authorized to withdraw funds in order to satisfy any amounts owed under the agreement. The form of aircraft use agreement was approved by the Governance and Human Capital Committee. None of our named executive officers had any additional personal use of the aircraft interest for travel during 2021 for which they were required to reimburse us. For additional information regarding our named executive officers' and certain other officers' use of our corporate aircraft, see "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below.

Housing Arrangements with Executive Officers

As discussed under "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below, we provide housing allowances to certain of our named executive officers, as well as to other executive officers and employees. The amount of the housing allowance is included in the Summary Compensation Table for each named executive officer (see "Executive Compensation—Executive Compensation Tables—All Other Compensation Table" below). Our executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. From time to time, our subsidiaries enter into long-term leases for properties in Bermuda, which we sublease to certain officers, including certain of our named executive officers. In 2021, one of our subsidiaries acquired a property in Bermuda previously subject to a long-term lease and subsequently leased this property to Mr. O'Donnell for his Bermuda residence at market rates, consistent with his historical housing benefits. Except for this arrangement, we are not currently the lessor or lessee on the residence of any of our named executive officers.

Charitable Donations

RenaissanceRe provides support to various charitable organizations in Bermuda and other communities in which we operate, including organizations that support insurance industry education and training, crime prevention, substance abuse prevention, affordable housing and educational assistance. As part of our efforts, we match donations made by our employees to appropriately registered charities up to certain maximum amounts and make direct charitable contributions. Certain of our executive officers and directors, director nominees, and spouses of certain of these persons, serve and have served as directors, officers or trustees of some of these organizations. We did not contribute more than $120,000 to any one charity in 2021 for which any of our executive officers and directors, director nominees and spouses of certain of these persons served as a director, officer or trustee.

The Board's Role and Key Responsibilities

Strategic Oversight

Our Board believes that long-range strategic issues should be discussed and reviewed at regular Board meetings. Our Corporate Governance Guidelines provide that the Board review and critique our strategic plan at least annually, with quarterly reviews of performance in comparison to the financial plan. Senior management and the full Board engage in long-term strategy discussions at least annually, and the Board and committees regularly receive updates from business function leaders on our performance against our tactical plans.

Our strategic plan drives the Board's goal setting in many areas. For example, the goals of each Board committee are tied to the achievement of the strategic plan. The Governance and Human Capital Committee determines and measures compensation against the achievement of strategic goals and objectives.

Risk Oversight

We consider enterprise-wide risk management to be a key strategic objective and believe that our enterprise-wide risk management processes and practices help to identify potential events that may affect us; quantify, evaluate and manage the risks to which we are exposed; and provide reasonable assurance regarding the achievement of corporate objectives. For each identified and measured risk, we have identified (i) a day-to-day owner and management response, (ii) a process for monitoring and reporting on the risk, (iii) a senior management committee, and (iv) Board and/or committee oversight. We believe that this risk management process, along with our culture and focus on enterprise-wide risk management, ensures effective risk oversight by our Board.

Risk Management Process

- The Board is responsible for overseeing enterprise-wide risk management and is actively involved in the monitoring of risks that could affect us.

- The members of the Board have direct access to, and receive regular reports from, the senior executives and other officers responsible for coordinating enterprise-wide risk management, including our Chief Financial Officer, Group Chief Risk Officer, Group Chief Underwriting Officer, and Group General Counsel, each of whom reports directly to our Chief Executive Officer, as well as other senior personnel such as our Chief Investment Officer, Chief Accounting Officer, Chief Human Resources Officer, Head of Internal Audit, Chief Compliance Officer, Chief Technology Officer, Corporate Information Security Officer and Corporate Actuary.

- The Board delegates certain of its risk management responsibilities to its committees as set forth in the committee charters and described under "—Board Structure and Processes—Committees of the Board" above, with key risks set forth below.

- The Non-Executive Chair of the Board participates in meetings of each committee from time to time on an ex officio basis and monitors the identification of risks or other matters that might require cross-committee coordination and collaboration or the attention of the full Board. As discussed in "—Board Structure and Processes—Board Leadership and Engagement—Meetings and Attendance" above, Mr. Gibbons has also served as an interim member of the Governance and Human Capital Committee during the COVID-19 pandemic.

COMMITTEES

- Each committee regularly receives and discusses materials from the other committees, and we believe this allows the directors to be aware of the various risks across the Company.

- Each committee performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment, which reflects the committees' evaluation of our corporate risk management practices and, if applicable, the identification of potential new oversight needs in light of changes in our strategy, operations or business environment.

- Each committee considers the self-assessment and identified new oversight needs when conducting their annual charter reviews and recommending changes to the charters, such as those adopted in 2021.

Key Risks Overseen

Audit Committee	Compensation and Governance Committee	Investment and Risk Management Committee
• Financial statements integrity and reporting • Cybersecurity and business continuity • Legal, regulatory and compliance • Tax compliance	• Executive and employee compensation • Succession planning (executive and director) • DEI, employee development, CSR and similar ESG matters • Governance structure and processes • Shareholder concerns	• Enterprise-wide risk management framework • Investment strategies and risk limits • Key financial, non-operational risk or exposures (including climate risk) • Insurance risk • Capital and liquidity requirements

MANAGEMENT

- At least annually, our Chief Risk Officer presents a comprehensive risk management overview to the Board to demonstrate management coverage and Board oversight of significant identified risks. This overview outlines our procedures for the identification and measurement of, response to, and monitoring and reporting of risk.

- Management representatives from our risk, legal, regulatory, compliance, human resources, treasury, finance, investments, reserving, information security, accounting and internal audit functions:

  - Regularly report to the Board and each committee at quarterly scheduled sessions, including at least annually to the Governance and Human Capital Committee regarding the potential risks of our compensation policies and practices; and

  - Separately meet with, and are interviewed by, our committees in executive sessions.

Board Oversight of ESG

We have an integrated approach to ESG governance, with cross-collaboration among our Board committees and management. Our Board and its committees are actively engaged in the oversight of environmental, social and governance initiatives and our management provides regular reports on progress and developments.

The Governance and Human Capital Committee, pursuant to its charter, is charged with overseeing, monitoring and reviewing our ESG policies, programs and practices. This oversight includes sustainability, health and safety, DEI and related matters. Our dedicated ESG team reports to the Governance and Human Capital Committee quarterly, and to the full Board at least annually, on our ESG initiatives and progress on implementation of our ESG strategy. In addition, the Governance and Human Capital Committee is actively engaged in the oversight of our employees, work environment, DEI initiatives and compensation practices, and receives regular updates from management on progress and developments, and our executive management team and Governance and Human Capital Committee receive regular reports on progress against our annual human resources tactical plans.

The consideration of the impacts of climate change is integral to our enterprise-wide risk management process. Certain aspects of ESG are monitored by the full Board or other committees. For example, the IRMC is charged with overseeing key financial risks, such as the financial risk of climate change. We have been progressively integrating the consideration of the financial risk of climate change into our governance frameworks, risk management processes, and business strategies over the past several years.

ESG Governance Structure

Board of Directors	Board Committees	Management	Internal Collaboration
Responsible for broad oversight of strategic planning and enterprise-wide risk management.	Oversee, monitor and review policies, programs and practices related to ESG matters.	Responsible for decision-making and execution based on areas of corporate focus. Regularly reports to the Board of Directors and its committees on key ESG topics.	ESG subject matter specialists collaborate to drive the continued development of our ESG strategy.

Cross-Committee Risk and Strategy Oversight Collaboration

At their quarterly meetings, each committee reviews and discusses its current and future agendas in the context of our strategic plan and any new Company, industry or market information and identifies matters that should be discussed with other committees or the full Board. In addition, each standing committee reports to the full Board at each quarterly Board meeting. Our Audit, Governance and Human Capital, and Investment and Risk Management Committees coordinate their oversight of our financial and operating risks and routinely collaborate to address specific matters requiring coordination and cross-committee oversight. We believe that these collaborative efforts sustain high levels of enterprise-wide risk management and facilitate sound corporate governance.

Succession Planning

We believe that succession planning is key to ensuring effective risk oversight and execution of our strategy and that our succession planning programs ensure that the Board has appropriate oversight. On behalf of the Board, our Governance and Human Capital Committee collaborates with our Chief Executive Officer in the development and monitoring of our programs for emergency and long-term executive succession, generally on a quarterly basis. To foster diverse talent, we apply a DEI lens to the selection process for our leadership and management development programs. Individuals who we believe have potential for senior executive positions are identified to the Governance and Human Capital Committee, in part by utilizing the results of the Company's internal review and feedback processes. The careers of these individuals are monitored to ensure that over time they have appropriate exposure both to the Board and to our businesses. These individuals interact with our Board in various ways, including through participation in Board meetings and other Board-related activities and meetings with individual directors. The Governance and Human Capital Committee regularly briefs the full Board on these matters.

Director Compensation

Director Compensation Table

The following table sets forth information concerning compensation paid to each director who served on the Board during 2021, other than Mr. O'Donnell, whose compensation as our President and Chief Executive Officer is set forth under "Executive Compensation—Executive Compensation Tables—Summary Compensation Table" below:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
David C. Bushnell	145,000	154,967	299,967
James L. Gibbons	190,000	304,894	494,894
Brian G. J. Gray	110,000	154,967	264,967
Jean D. Hamilton	110,000	154,967	264,967
Duncan P. Hennes	110,000	154,967	264,967
Henry Klehm III	145,000	154,967	299,967
Valerie Rahmani	110,000	154,967	264,967
Carol P. Sanders	110,000	154,967	264,967
Anthony M. Santomero	145,000	154,967	299,967
Cynthia Trudell	110,000	154,967	264,967

[1] Amounts shown reflect annual retainer and annual committee chair retainer, as described below.

[2] The amounts in this column represent the aggregate grant date fair value of time-vested restricted shares granted to our non-employee directors in 2021, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2021 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. On March 1, 2021, each of Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Hamilton, Sanders and Trudell, and Dr. Rahmani were awarded 953 restricted shares and Mr. Gibbons was awarded 1,875 restricted shares. All of the restricted shares awarded to our non-employee directors in 2021 will vest in three substantially equal annual installments beginning on March 1, 2022. The aggregate number of stock awards outstanding as of December 31, 2021 for each director who served on the Board during 2021 was as follows: Mr. Gibbons: 3,730 restricted shares; Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Hamilton and Sanders, and Dr. Rahmani: 1,879 restricted shares each; and Ms. Trudell: 1,839 restricted shares.

Director Compensation Program

The Governance and Human Capital Committee reviews director compensation annually. While the Governance and Human Capital Committee does not target specific director pay levels against market data, with the assistance of Mercer (U.S.) Inc. ("Mercer"), its independent compensation consultant, the Governance and Human Capital Committee analyzes the competitiveness of our director compensation using market data for non-employee directors of the same group of peer companies used to evaluate executive compensation (see "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process—Peer Group—The Market for Talent" below). The Governance and Human Capital Committee reviews both the structure and amount of non-employee director compensation paid at these companies. In addition, since the talent market for directors is broader than the market for executives, the Governance and Human Capital Committee also reviews director compensation among companies in the S&P 500 indices. In connection with its annual 2021 review, the Governance and Human Capital Committee determined not to increase non-executive director compensation.

Annual Cash Retainers. During 2021, each of our non-employee directors other than the Non-Executive Chair of the Board received an annual cash retainer of $110,000. Our Non-Executive Chair of the Board received an annual cash retainer of $190,000. In addition, the Chairs of our Audit Committee, Governance and Human Capital Committee, and Investment and Risk Management Committee each received a committee chair cash retainer of $35,000. These amounts were consistent with the amounts paid in 2020. If a non-employee director joins the Board after the start of the fiscal year, the director will be paid a prorated retainer based on the number of regularly scheduled Board meetings anticipated to be attended as director, subject to a minimum of 50% of the annual retainer fee.

We reimburse all directors for expenses incurred in connection with service on the Board, including reimbursement of expenses incurred in connection with attending educational seminars. The Non-Executive Chair of the Board is reimbursed for expenses incurred in connection with attending certain industry events and functions. Generally, spousal travel on our corporate aircraft in connection with a business-related trip of a director is permitted, with spousal travel added to the director's reported U.S. federal income, as applicable, based on the standard industry fare level valuation method. There is no incremental cost to us of providing this benefit.

Equity Awards. Our Governance and Human Capital Committee weighs directors' compensation heavily in equity-based incentive awards to align their interests with the long-term interests of our shareholders. During 2021, each non-employee director other than the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $155,000, and the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $305,000. The amount of these grants were consistent with the 2020 grants. Restricted shares granted to our non-employee directors generally vest in equal annual installments over three years. These restricted shares generally accelerate and vest on a director's separation from service on the Board unless a director is requested to depart the Board for cause, in which case such restricted shares are forfeited. Dividends are paid currently on time-vested restricted shares. Non-employee directors who start mid-year receive a full-value annual restricted stock grant. The date of grant for such awards will be the director's start date, and the awards will vest on the same dates as the regular director grants.

Limitation on Non-Employee Director Compensation. Pursuant to the RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan (the "2016 LTI Plan"), the maximum value of any awards granted to any non-employee director in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $1,500,000.

Director Equity Ownership Policy; No Hedging or Pledging

Pursuant to our equity ownership policy for independent directors, which furthers our goal of aligning the interests of our directors and shareholders, each of our independent directors is required to hold common shares (including vested and unvested restricted shares) having a value equal to five times his or her then-current annual cash retainer or such lesser amount as the director has been granted to date. Our independent directors generally are not permitted to sell any of the equity granted to them unless they have met their ownership requirements. As of March 16, 2022, all of our independent directors had satisfied their ownership requirements.

Our directors are subject to our anti-hedging, anti-pledging and other trading policies, which prohibit transactions in our securities outside of designated "window" periods (except pursuant to previously adopted and approved Rule 10b5-1 plans), hedging the market value of any of our securities, and short sales of, or margin loans on, our securities. We believe that each of our directors is in compliance with our anti-hedging, anti-pledging and other trading policies.

Executive Officers

Our executive officers provide functional oversight of our business units and have primary responsibility for setting Company policy and decision-making authority. Our executive officers, as defined in the Exchange Act, include our Chief Executive Officer, Chief Financial Officer, Group Chief Underwriting Officer, Group Chief Risk Officer and Group General Counsel, Chief Investment Officer and Chief Accounting Officer.

Executive Officers



Kevin J. O'Donnell

Age: **55**

President and Chief Executive Officer

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell has served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell also served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.



Robert Qutub

Age: **60**

Executive Vice President and Chief Financial Officer

Mr. Qutub has served as our Executive Vice President and Chief Financial Officer since August 2016. Prior to joining RenaissanceRe, Mr. Qutub served as Chief Financial Officer and Treasurer for MSCI Inc., a leading provider of portfolio construction and risk management tools and services for global investors, from July 2012 to May 2016. Prior to MSCI Inc., Mr. Qutub was with Bank of America from November 1994 to June 2012, where he held several segment Chief Financial Officer roles. He has served on the Board of Directors of USAA Federal Savings Bank since June 2014 and also served in the United States Marine Corps.



Ross A. Curtis

Age: **49**

Executive Vice President and Group Chief Underwriting Officer

Mr. Curtis has served as our Group Chief Underwriting Officer since July 2014 and Executive Vice President since May 2020. Mr. Curtis has served in a number of roles since joining the Company in 1999 as a Catastrophe Reinsurance Analyst, including Chief Underwriting Officer of European Operations based in London from 2010 to 2014 and Senior Vice President of Renaissance Reinsurance Ltd. in Bermuda, primarily responsible for underwriting the international and retrocessional property catastrophe portfolios and assisting in the development of our specialty reinsurance lines, from 2006 to 2010.



Ian D. Branagan

Age: **54**

Executive Vice President and Group Chief Risk Officer

Mr. Branagan has served as our Group Chief Risk Officer since 2009 and as Executive Vice President since May 2020. Mr. Branagan joined the Company in 1998 to open our Dublin office, later relocating to Bermuda with additional responsibilities for underwriting risk and modeling across our (re)insurance operations. Mr. Branagan subsequently assumed the responsibility of managing risk globally, including as Head of Group Risk Modeling in 2005 and, in 2013, relocated to our London office. Prior to joining the Company, Mr. Branagan led the international activities of Applied Insurance Research Inc. ("AIR"), which included the development and marketing of AIR's catastrophe models and tools.



Sean G. Brosnan

Age: **46**

Senior Vice President and Chief Investment Officer

Mr. Brosnan has served as our Senior Vice President and Chief Investment Officer since April 2017. Mr. Brosnan has served in a number of roles since joining the Company in 2004, including Vice President, Managing Director of Investments from 2012 to 2017 and Chief Executive Officer of Renaissance Reinsurance of Europe Unlimited Company from 2014 to 2017. Prior to joining the Company, Mr. Brosnan worked in investment and finance positions at Irish Life Investment Managers and Bank of Ireland. Mr. Brosnan is a Chartered Certified Accountant and a CFA Charterholder.



Shannon L. Bender

Age: **55**

Senior Vice President, Group General Counsel and Corporate Secretary

Ms. Bender has served as our Senior Vice President, Group General Counsel and Corporate Secretary since joining the Company in January 2021. Prior to joining RenaissanceRe, Ms. Bender served as Senior Vice President and Chief Corporate Counsel of CIT Group Inc.



James C. Fraser

Age: **46**

Senior Vice President and Chief Accounting Officer

Mr. Fraser has served as our Senior Vice President and Chief Accounting Officer since December 2016. He joined RenaissanceRe in 2009 and served as our Vice President and Head of Internal Audit from 2011 through 2016. Prior to joining the Company, Mr. Fraser worked in finance and risk management positions at XL Capital and Deloitte. Mr. Fraser is a Chartered Professional Accountant and a Certified Internal Auditor.

Executive Compensation

Advisory Vote on the Compensation of our Named Executive Officers



The Board unanimously recommends that shareholders vote **FOR** the approval of the compensation of the Company's named executive officers, as disclosed in the compensation discussion and analysis, compensation tables and narrative discussion contained in this proxy statement.

Overview of Proposal

We are submitting to our shareholders an advisory vote, commonly known as a "say-on-pay" proposal, to approve the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. This advisory vote gives shareholders a mechanism to convey their views about our executive compensation program and policies. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. The following resolution will be submitted for a shareholder vote at our Annual Meeting:

"RESOLVED, that the shareholders of the Company approve the compensation of the Company's named executive officers, as disclosed in the proxy statement for the Company's Annual General Meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Recommendation and Vote Required

The Board urges you to review carefully the information under the heading "Executive Compensation" in this proxy statement and to vote, on an advisory basis, to approve the compensation of our named executive officers. Although your vote on executive compensation is not binding on the Board or the Company, the Board values the views of the Company's shareholders. The Board and the Governance and Human Capital Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Compensation Discussion and Analysis

Our named executive officers for purposes of this proxy statement are:

- Kevin J. O'Donnell, our President and Chief Executive Officer;
- Robert Qutub, our Executive Vice President and Chief Financial Officer;
- Ross A. Curtis, our Executive Vice President and Group Chief Underwriting Officer;
- Ian D. Branagan, our Executive Vice President and Group Chief Risk Officer; and
- Sean G. Brosnan, our Senior Vice President and Chief Investment Officer.

Executive Summary

Our Strategy and Compensation Philosophy

Our mission is to match desirable, well-structured risks with efficient sources of capital to achieve our vision of being the best underwriter. We believe that this will allow us to produce superior returns for our shareholders over the long term, and to protect communities and enable prosperity. We seek to accomplish these goals by being a trusted, long-term partner to our customers for assessing and managing risk, delivering responsive and innovative solutions, leveraging our core capabilities of risk assessment and information management, investing in these core capabilities in order to serve our customers across market cycles, and keeping our promises. Our strategy focuses on **superior risk selection, superior customer relationships and superior capital management.**

We have a team-based approach to leading, managing and operating the Company. Our executives develop and implement our strategy on a Company-wide basis, in addition to being responsible for their specific business units and functions. Our executive compensation program reflects this approach, rewarding executives based on overall Company performance.

Our executive compensation program is designed to:	**We do this by:**
- support our strategy and risk management practices; - align the interests of our executives with the long-term interests of our shareholders; - encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry; and - promote our team-based approach.	- making a meaningful portion of named executive officer compensation at-risk pay through annual incentive bonuses and long-term incentive awards; - rewarding our named executive officers based primarily on our overall performance rather than the performance of individual business units or functions; and - requiring our named executive officers to own a significant number of our shares and prohibiting pledging, hedging and similar transactions of our shares.

2021 Executive Compensation Highlights

To achieve the goals of our executive compensation program, the Governance and Human Capital Committee has developed a target pay mix for our Chief Executive Officer and other named executive officers that ties a significant portion of their compensation to the Company's short- and long-term performance. The target pay mix varies among our named executive officers, reflecting their various roles within the organization. Mr. O'Donnell has the greatest proportion of his compensation tied to performance, followed by Messrs. Qutub, Curtis and Branagan, who report to Mr. O'Donnell and are the members of our management governance committee along with Mr. O'Donnell, and finally Mr. Brosnan, who reports to Mr. Qutub and is not a member of the management governance committee.

We measure success against a mix of key performance metrics, the majority of which are objectively measurable. We believe this mix of metrics aligns the interests of our executives and shareholders and rewards our Chief Executive Officer and other named executive officers for delivering strong performance on our strategic plan without incentivizing excessive risk taking.

	Short Term		Long Term	
		At-Risk Pay		
	Salary	**Annual Incentive Bonus**	**Long-Term Incentive Awards**	
			Time-Vested Restricted Shares	**Performance Shares**
Description	Fixed component of compensation	Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies	At-risk, long-term, equity-based compensation to encourage multi-year performance and retention	
			• Subject to service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (100% for Mr. Brosnan)	• Subject to both performance- and service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (0% for Mr. Brosnan)

Benchmarks/Metrics	Reflects expertise and scope of responsibilities in a competitive market for executive talent	• **One-year** performance period
		• Metrics:
		  • Combined ratio rank (relative to peers) **(16.7%)**
		  • Ratio of operating return on average common equity to peer median **(33.3%)**
		  • Ratio of actual gross premiums written to budget **(16.7%)**
		  • Board-approved strategic accomplishments **(33.3%)**
			• **Four-year** vesting period (equal annual installments)	• **Three-year** performance/vesting period
				• Metrics:
				  • Average change in book value per common share plus change in accumulated dividends **(75%)**
				  • Average underwriting expense ratio rank compared to peers **(25%)**

The Governance and Human Capital Committee does not mandate a specific allocation among the compensation components, but believes that a majority of total direct compensation should be at-risk and subject to the achievement of performance objectives as well as service-based criteria. While all of our named executive officers have a significant portion of their compensation at-risk, the percentage varies among our named executive officers. Mr. O'Donnell has the highest overall percentage of at-risk pay, followed by Messrs. Qutub, Curtis and Branagan. Mr. Brosnan's percentage of at-risk pay is somewhat lower due to a different mix of short- and long-term incentives, consistent with other senior leaders in the organization at similar levels.

Over the last several years, we have executed on our multi-year strategy to transform our business and position RenaissanceRe to succeed in the rapidly evolving reinsurance market. We have differentiated and selectively grown our underwriting portfolio in response to market conditions and the ongoing impacts of climate change. In addition, we have seen achieved significant growth in our investment portfolio and third-party capital management business. We believe the successful implementation of our strategy is a reflection of the experience and skill of our leadership, including our named executive officers who have a combined 95 years of experience at RenaissanceRe, and that these qualities, along with our superior underwriting and the expertise of our RenaissanceRe Risk Sciences Inc. subsidiary, make us uniquely positioned. With these changes and our overall increase in scale, we are a more complex, matrixed organization requiring enhanced management oversight to ensure our controls and risk environment are appropriately aligned to maximize shareholder returns and ensure the long-term sustainability of the Company.

Reflecting on these changes, the Governance and Human Capital Committee conducted an in-depth assessment of the competitive pay environment in 2021 and determined that each of our named executive officers would receive an increase in their target compensation. For named executive officers other than Mr. O'Donnell, the increases were driven by increases in target annual incentive opportunities, with a smaller portion coming from salary increases, aligning with our focus on having the majority of executive pay be at-risk and subject to successful execution against rigorous, pre-set performance metrics. Mr. O'Donnell's target annual incentive bonus as a percent of salary did not change. Following these compensation changes, the target pay mixes for the named executive officers were generally consistent with prior years. The details of the increases are discussed below under "—Principal Components of Our Executive Compensation Program."

The target pay mix for our Chief Executive Officer and each of our other named executive officers for 2021 was:



Kevin J. O'Donnell

| 14% Salary | 31% Annual Incentive Bonus | 27% Performance Shares | 27% Time-Vested Restricted Shares |

86% At-Risk

Robert Qutub

| 21% Salary | 32% Annual Incentive Bonus | 23% Performance Shares | 23% Time-Vested Restricted Shares |

79% At-Risk

Ross A. Curtis

| 22% Salary | 33% Annual Incentive Bonus | 23% Performance Shares | 23% Time-Vested Restricted Shares |

78% At-Risk

Ian D. Branagan

| 21% Salary | 32% Annual Incentive Bonus | 23% Performance Shares | 23% Time-Vested Restricted Shares |

79% At-Risk

Sean G. Brosnan

| 31% Salary | 31% Annual Incentive Bonus | 39% Time-Vested Restricted Shares |

69% At-Risk

* Due to rounding, percentages may not total precisely.

Link Between Pay and Performance for 2021

When reviewing the performance and considering the compensation of our named executive officers, the Governance and Human Capital Committee considers our strategic, operational and financial performance over both the short and long term. The Governance and Human Capital Committee evaluates and sets rigorous performance goals at the time of grant for all performance-based compensation.

In 2021, as a result of significant weather-related loss events and the volatility in the markets and industry, our resulting performance against our 2021 compensation metrics − operating return on average common equity, gross premiums written, relative combined ratio, and change in tangible book value per common share plus change in accumulated dividends, as well as our strategic goals − led to varied outcomes. We saw substantial growth in gross premiums written, but combined ratio compared to peers and operating return on average common equity fell short of the peer median, and tangible book value per common share plus change in accumulated dividends was impacted by our share repurchases during the year. As a result, our 2021 annual incentive bonuses paid out at less than target and our performance shares that paid out based on our 2021 performance were entirely forfeited.

Annual Incentive Bonus

Financial Performance Metrics

Combined Ratio

102.1%
7th in peer group

Operating Return on Average Common Equity[1]

1.3%
22% of peer median

Gross Premiums Written

$7.8B
114% of budget

Strong Strategic Plan Performance

- **Strong** top-line growth, with **$7.8 billion** of Gross Premiums Written
- **Robust Capital Management**, with a **well-positioned** investment portfolio
- **Increased scale** in our Capital Partners business, raising **$1.1 billion**, including $258 million from RenaissanceRe
- **Strong growth** in Casualty & Specialty segment and Other Property business in line with our strategic goals
- **Advanced** and **executed** on our **ESG** strategy

Annual Incentive Bonus

87%
of Target

Performance Shares

Change in Tangible Book Value per Common Share plus Change in Accumulated Dividends[1]

(4.0)%

Performance Shares

0%
of Target

---

[1] Operating return on average common equity and change in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Our 2021 performance represented a continuation of our success over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. Over the past five years, our gross premiums written grew at a CAGR of 27% and our total shareholder return grew at a CAGR of 5%, while our Chief Executive Officer's total compensation grew at a CAGR of only 3%. The graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during the past five years.



The effectiveness of our pay-for-performance philosophy is further illustrated by the graphs below, which show the alignment of our Chief Executive Officer's three-year realizable pay with return on average common equity, change in book value per common share and combined ratio over the same period. Each graph is based on the most recently available complete compensation peer group proxy data. As shown below, on each of these key strategic metrics, our Chief Executive Officer's realizable pay over the last three years was aligned with our performance versus our peers:

3-Year Realizable Pay vs. 3-Year ROACE Average Performance Rank[1]



3-Year Realizable Pay vs. 3-Year BVPS Growth Performance Rank[1]



Realizable Pay vs. 3-Year Average GAAP Combined Ratio Performance Rank



Source: S&P Capital IQ databases.

[1] The financial ratios used above are calculated using the closest GAAP financial measures to the financial metrics used in various components of our executive compensation program. "3-Year Realizable Pay" is defined as the sum of: (i) base salary earned in each fiscal year, (ii) actual bonus payout for each fiscal year (including discretionary, sign-on and special bonuses), (iii) in-the-money value, at December 31, 2021, of all options granted during the three-year period, (iv) full value, at December 31, 2021, of all restricted shares/units granted during the three-year period and (v) full value, at December 31, 2021, of all performance shares/units granted during the three-year period (using the actual shares earned for completed performance cycles and the target number of shares for cycles that are ongoing). Time periods for pay are based on the most recent available information (2016-2020 for peers and 2017-2021 for RenaissanceRe). Time periods for performance are based on the most recent available information (2017-2021 for peers and RenaissanceRe, unless otherwise noted).

Our Say-on-Pay Vote

Say-on-Pay Vote Results from 2017 to 2021



2017	2018	2019	2020	2021
95%	96%	51%	94%	95%

The results of the annual advisory "say-on-pay" vote at our 2021 Annual General Meeting, where approximately 95% of the votes cast were in support of the compensation of our named executive officers, indicate strong shareholder support of our programs.

For a discussion of our shareholder outreach efforts, please see "Corporate Governance—Board Structure and Processes—Director Engagement—Shareholder Engagement."

Executive Compensation Best Practices

We have always been, and remain, committed to continually reviewing and improving our executive compensation program to ensure that we have reflected the views of our shareholders and implemented best practices. Some highlights of the best practices we have implemented in our executive compensation program include the following:



- ✔ **Tie Pay to Performance,** with a Rigorous Goal-Setting Process Aligned to Shareholder Returns
- ✔ Robust Share **Ownership Guidelines**
- ✔ **Clawback Policy** for Incentive Compensation
- ✔ **Minimum Vesting Periods** for Equity Awards
- ✔ **Independent** Compensation Consultant
- ✔ Active **Shareholder Engagement**
- ✔ **Maximum Payout Cap** for Long-Term Incentives and Annual Incentive Bonus
- ✔ **Double-Trigger** Severance and Vesting in the Event of a Change in Control
- ✔ **Fixed Share Reserve** for Equity Awards



- ✘ **No** **Tax Gross-ups** for Excise Taxes or Perquisites
- ✘ **No** **Special Retirement Arrangements** for Executive Officers
- ✘ **No** Option or Stock Appreciation **Rights Repricing**
- ✘ **No** **Hedging**, **Pledging** or **Unapproved** Trading Plans
- ✘ **No** **Dividends** or **Dividend Equivalents** Paid on **Unvested Performance Shares**
- ✘ **No** **Vesting** of Performance Shares if **Threshold Performance Not Met**
- ✘ **No** **Payments** At or Above Target **for Below Median Performance** of Relative Total Shareholder Return

Compensation Determination Process

In order to ensure that we maintain an executive compensation program that aligns the interests of our executives with the long-term interests of our shareholders, our Governance and Human Capital Committee leads a rigorous and continuous process evaluating our executive compensation program throughout the year.

ASSESS

- Feedback on annual say-on-pay vote from shareholder outreach
- Market data with our independent compensation consultant to determine competitiveness
- Alignment of performance measures with our overall strategy
- Ability of our incentive plan to attract, motivate and retain highly talented executive officers
- Annual risk review of our compensation structure, elements and incentives
- Makeup of peer group

ESTABLISH

- Performance metrics for short- and long-term awards
- Specific targets, thresholds and maximums for each performance metric
- Relevant compensation and performance share peer groups
- Performance goals for our Chief Executive Officer
- Salary and target annual incentive bonus levels for our named executive officers

Rigorous Committee Oversight

APPROVE

- Performance metric results for short- and long-term awards
- Achievement of strategic objectives for annual incentive bonuses
- Final total compensation for our Chief Executive Officer and each named executive officer

MONITOR

- Regular discussions with management and our independent compensation consultant
- Executive sessions during regular quarterly Board meetings to review progress against financial and strategic goals

Role of Governance and Human Capital Committee

Our Governance and Human Capital Committee establishes and oversees our executive compensation philosophy and has primary responsibility for overseeing executive compensation policies and programs. The Governance and Human Capital Committee is responsible for determining all aspects of our Chief Executive Officer's compensation and for approving compensation for all other named executive officers, after reviewing the Chief Executive Officer's recommendations with respect to those executives. The Governance and Human Capital Committee's responsibilities with respect to compensation are set forth in its charter, and are described in more detail above under "Corporate Governance—Board Structure and Processes—Committees of the Board—Corporate Governance and Human Capital Management Committee."

The Governance and Human Capital Committee meets at least quarterly and meetings may include other members of the Board, members of management and third-party advisors. A portion of each meeting is spent in executive session in which no members of management are present. Only members of the Governance and Human Capital Committee may vote on committee matters.

Role of Compensation Consultants

The Governance and Human Capital Committee has retained Mercer as its independent compensation consultant to provide market intelligence on compensation trends, views and recommendations with respect to our compensation programs, and analyses and recommendations with respect to the amount and form of senior executive and director compensation.

During 2021, the Governance and Human Capital Committee renewed its engagement of Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("Marsh"). Other subsidiaries of Marsh acted as a broker or agent with respect to 30.0% of our gross premiums written and 24.2% of ceded written premiums in 2021. No member of management or the Governance and Human Capital Committee has any contractual or pecuniary arrangement with Mercer. During 2021, Mercer performed compensation advisory and other services on behalf of the Governance and Human Capital Committee and the Company. We incurred fees in 2021 in respect of these engagements totaling approximately $476,000. The Governance and Human Capital Committee approved fees for all compensation or related advisory services.

The Governance and Human Capital Committee has assessed the independence of Mercer pursuant to the SEC rules and the NYSE listing standards and has concluded that the engagement did not raise any conflicts of interest. In reaching this conclusion, the Governance and Human Capital Committee considered the factors relevant to Mercer's independence from management, including the factors set forth in the NYSE listing standards.

Role of Management

Our executive officers and key members of our human resources function help support the Governance and Human Capital Committee's executive compensation process, and the Chief Executive Officer regularly attends and participates in portions of the Governance and Human Capital Committee's meetings. He provides the Governance and Human Capital Committee with strategic context regarding our products, underwriting and operational risks, strategy and performance, and shareholder value-creation over time. Our Chief Executive Officer also advises the Governance and Human Capital Committee on matters such as the alignment of our incentive plan performance measures with our overall strategy and the impact of the design of our equity incentive awards on our ability to attract, motivate and retain highly talented executive officers. The Chief Executive Officer also makes recommendations regarding the compensation of executive officers who report to him, including our named executive officers, and reports to the Governance and Human Capital Committee regarding his evaluation of their performance. In addition, our executive officers collaborate on the development of our strategic plan, which the Governance and Human Capital Committee uses as the basis for setting the goals and targets for our performance-based compensation.

Peer Group

The Market for Talent

Our ability to attract and retain talented executive officers is critical to achieving our strategic goals. We believe that the pool of candidates that meet our criteria is small and that competition for talent continues to increase.

While the Governance and Human Capital Committee does not target specific compensation component levels or total compensation of the named executive officers against market data, it periodically assesses the competitiveness of the compensation levels of our named executive officers and considers the overall competitive market in which we operate. With the assistance of management and its independent compensation consultant, Mercer, the Governance and Human Capital Committee uses market data of a group of peer companies to conduct this assessment.

Peer Selection

The Governance and Human Capital Committee dedicates significant time and effort to developing a relevant compensation peer group for the Company and works with Mercer and management to regularly review and assess the peer group to ensure continued applicability. Our compensation peer group is composed of companies with significant reinsurance operations and risk portfolios that are comparable to ours, taking into account the criteria described below.

In selecting peers, the Governance and Human Capital Committee considers the following key criteria:

Key Criteria when Identifying Peer Group Companies

Companies that have a similar business and whose results are driven by a similar risk portfolio	✔ The companies in our compensation peer group should be companies with which we compete for business. ✔ The companies are in risk-bearing businesses with significant reinsurance operations and risk portfolios, with similar financial characteristics.
Company size, by revenue and market capitalization	✔ We consider both the revenue and market capitalization of prospective peer companies. ✔ Our market presence and financial position are broadly comparable with our compensation peer group as a whole and with the individual companies that comprise it. ✔ We include some companies with higher revenues because they are our primary competitors for both business and executive talent and the number of similarly sized competitors continues to shrink due to industry consolidation. ✔ To ensure competitive pay analysis is not unduly influenced by the larger companies, we review the competitive pay information for all companies individually, rather than relying on average or other summary statistics that may be distorted by outliers.
Companies we compete with for qualified executive talent	✔ The companies in our compensation peer group should be those companies with which we compete for executive talent and from which we seek to attract qualified executives. ✔ The companies should have similar professional skill and talent needs. ✔ We consider companies who select us for inclusion in their peer group.
Companies located in similar jurisdictions	✔ Companies in similar jurisdictions to us are in competitive pay markets with similar pay practices.
Consistency from year-to-year	✔ We seek to maintain consistency in the peer group from year-to-year, to the extent appropriate to ensure long-term alignment of goal measurement.

In February 2021, the Governance and Human Capital Committee assessed and determined the composition of our compensation peer group for 2021. Apart from changes in our peer group due to industry consolidation, our peer group for 2021 remained consistent with our peer group from 2020. The following nine companies comprised our compensation peer group for 2021:

• Alleghany Corporation	• Axis Capital Holdings Limited	• Markel Corporation
• Arch Capital Group Ltd.	• Everest Re Group, Ltd.	• Third Point Reinsurance Ltd.[1]
• Argo Group International Holdings, Ltd.	• Greenlight Capital Re, Ltd.	• W. R. Berkley Corporation

Overlap with Selected Peers

All the companies in our compensation peer group that disclosed a peer group for compensation purposes in their 2021 proxy statements also listed us as a peer.

[1] On February 26, 2021, Third Point Reinsurance Ltd. and Sirius International Insurance Group, Ltd. completed their previously announced merger and launched SiriusPoint Ltd. Third Point Reinsurance Ltd. was included in our peer group for compensation decisions made prior to the merger, and following the merger, SiriusPoint Ltd. continued to be included in our compensation peer group.

Due to industry consolidation, the number of standalone publicly traded companies that meet the above criteria has decreased over the past several years. Nevertheless, we believe this is still a carefully considered peer group comprised of companies that we compete with for business and executive talent. We also compete for talent with non-traditional entrants into our industry and other companies in a variety of different sectors. Although we do not include these firms in our compensation peer group, we monitor their compensation practices to inform our compensation program design and determinations.

As discussed below under "—Principal Components of Our Executive Compensation Program," in addition to using our compensation peer group to set and analyze our executive compensation program and levels, we also used this peer group of companies to measure certain performance metrics for annual incentive bonuses for 2021.

Managing Dilution

Management and the Governance and Human Capital Committee balance the goal of aligning the interests of our executives and employees with the long-term interests of shareholders with active monitoring of our equity-based grant practices and potential for shareholder dilution. In determining 2021 equity-based grants, the Governance and Human Capital Committee and the Board considered our prior equity grant practices, currently outstanding restricted share awards, and the impact on shareholder dilution of these instruments and of contemplated grants. We periodically analyze the impact of our equity-based grants on dilution and share plan utilization models used by our institutional shareholders and by third parties who issue proxy voting recommendations.

Principal Components of Our Executive Compensation Program

Salary

Base salaries provide a fixed component of compensation at a competitive level to attract and retain executives. Salaries for our named executive officers are based on several factors, including the scope of job responsibilities, experience, expertise, performance and competitive market compensation. From time to time, salaries may be adjusted to reflect promotions, increases in responsibilities and competitive considerations. As discussed above under "—Executive Summary – 2021 Executive Compensation Highlights," in 2021, each of the named executive officers received a salary increase to reflect our assessment of the market landscape in relation to their increasing responsibilities as our organization has grown in scope and complexity.

Name	2020 Salary	2021 Salary	% Increase
Kevin J. O'Donnell	$1,100,000	$1,180,000	7.3%
Robert Qutub	$635,000	$650,000	2.4%
Ross A. Curtis	$675,000	$725,000	7.4%
Ian D. Branagan	£475,000	£492,700	3.7%
Sean G. Brosnan	$425,000	$525,000	23.5%

Annual Incentive Bonus

Our annual incentive bonus contributes to the alignment of named executive officer compensation and corporate performance. Amounts are earned based on our attainment of both financial measures and quantitative and qualitative strategic and operating accomplishments. The Governance and Human Capital Committee and management believe that quantitative results should be the primary measure of executive performance, but not the sole measure. This is because our business is subject to significant volatility over the short- and intermediate-term due to our exposure to catastrophic events, which makes it difficult to evaluate performance purely on a quantitative basis. This mix of qualitative and quantitative objectives is chosen to encourage underwriting discipline and to discourage excessive or inappropriate risk taking. The objectives also emphasize the investment of time and resources in projects to increase scalability and efficiency that will benefit shareholders over the long term. When considered together with the other components of our program that utilize different performance metrics and time frames, this mix helps ensure that short-term corporate performance is not pursued at the expense of long-term shareholder value creation.

We believe that our performance-based annual incentive bonus process fosters relative internal pay equity and aligns employees with overall corporate results in a manner consistent with our team-based compensation philosophy and organizational culture.

Annual Incentive Bonus Mechanics

At the beginning of each year, in connection with its annual compensation review, the Governance and Human Capital Committee determines a target level for each named executive officer's annual incentive bonus. At the same time, the Governance and Human Capital Committee selects and approves the financial performance metrics and strategic accomplishments that will be used to determine the ultimate amount of the annual incentive bonus. This includes establishing specific targets, thresholds and maximums for each of the performance metrics.

Following year end, the Governance and Human Capital Committee measures our performance against the approved financial metrics and strategic accomplishments to determine a "business performance factor." The business performance factor is equal to the sum of the outcomes for each performance metric, calculated as the percentage achievement multiplied by its relative weight, and subject to a maximum. Bonus allocations for all employees, including our named executive officers, are then made from a pool funded by multiplying the aggregate target bonuses by the business performance factor after adjusting for individual performance and contributions.

2021 Annual Incentive Bonus Determinations

As discussed above under "—Executive Summary – 2021 Executive Compensation Highlights," the target levels for annual incentive bonuses for our named executive officers other than the CEO were increased in 2021 to reflect our assessment of the competitive landscape in light of the expanding scope of their responsibilities as the Company continues to grow in both scale and complexity:

Name	2020 Target (% of Salary)	2021 Target (% of Salary)
Kevin J. O'Donnell	225%	225%
Robert Qutub	125%	150%
Ross A. Curtis	125%	150%
Ian D. Branagan	125%	150%
Sean G. Brosnan	90%	100%

These amounts were determined by the Governance and Human Capital Committee based on its annual analysis of the competitiveness of our executive compensation program, which is conducted with the assistance of our independent compensation consultant Mercer. The Governance and Human Capital Committee believes these amounts reflect our competitive position in the industry and support our goal of having a significant portion of our named executive officer pay be at-risk.

Performance Metrics

For 2021, the Governance and Human Capital Committee approved a mix of financial performance metrics and strategic accomplishments in its annual incentive bonus determinations, as set forth below. The Governance and Human Capital Committee believes that each financial performance metric represents an important measure of the financial success of our business, and, together with the strategic accomplishments, serve to balance risk and reward and drive achievement of our strategic goals.

The performance metrics approved by the Governance and Human Capital Committee for 2021 are set forth below.



16.7%
Ratio of actual gross premiums written to budget

33.3%
Relative operating return on average common equity versus peers

Performance Metrics

16.7%
Combined ratio rank versus peers

33.3%
Strategic accomplishments

The financial performance metrics for 2021 were consistent with 2020. For relative performance metrics, combined ratio rank versus peers and ratio of operating return on average common equity to peer median, we continued to target outperformance against our peers. For our ratio of actual gross written premiums to budget metric, we increased the targeted gross premiums written by approximately 29% to reflect anticipated growth in 2021. This was in addition to the 22% increase in the target in 2020, and in each of these years, we have surpassed each of these robust growth targets while maintaining our strategy and strict underwriting discipline.

The strategic accomplishments approved by the Board for 2021 included:

Deploying raised capital to execute on articulated tactical plans for growing our core operations	Analyzing and executing on robust capital management activities	Advancing and executing on our approach to ESG and enhancing our ESG-related investment guidelines and climate reporting
Increased scale in our Capital Partners business, while strengthening and growing third-party capital relationships	Enhancing our systems integration to increase global operational efficiencies and consistencies	Furthering the integration of our DEI program into Company operations
Increased scalability of our global platform	Strong growth in Casualty and Specialty segment and Other Property business in line with our strategic goals	Strong top-line growth in gross premiums written
Adopted new Purpose, Vision and Mission Statements	Maintained operational stability during the COVID-19 pandemic	

Full details of the specific targets, thresholds and maximums for each metric, as well as the actual results for 2021, are set forth in the graphic below. For each performance metric, an actual result below the set threshold would result in no payout related to that metric.



Performance Metric	Goals[1] Threshold	Goals[1] Target	Goals[1] Maximum	Actual Results	Payout as a % of Target	Weight	Bonus Pool Funding
Financial Performance Metrics							
Combined Ratio Rank vs. Peers[2]	Rank 3 25% payout	Rank 5 100% payout	Rank 10 200% payout	Combined Ratio = 102.1% Rank = 3	25%	16.7%	87%
Ratio of Operating Return on Average Common Equity to Median Peer Group Operating Return on Average Common Equity[2][3]	70% 70% payout	100% 100% payout	200%(+) 200% payout	Operating ROE = 1.3% 22% of peer median	0%	33.3%	
Ratio of Actual Gross Premiums Written to Budget	70% 50% payout	100% 100% payout	160%(+) 200% payout	GPW = $7.8 billion 114% of budget	123%	16.7%	
Strategic Accomplishments							
Strategic Projects Score based on Compensation Committee Evaluation[4]	0.90 10% payout	1.80 100% payout	2.8(+) 200% payout	Strategic Projects Score = 2.67	187%	33.3%	

(1) Actual payout between threshold and target and target and maximum is determined by straight-line interpolation.

(2) To calculate, we compared our performance to our compensation peer group for 2021, which is described above.

(3) Operating return on average common equity is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A" to this proxy statement.

(4) With input from management and in conjunction with the Board's annual review of our strategic plan, the Governance and Human Capital Committee evaluates performance on the pre-established strategic accomplishments, resulting in a score between 0 and 3.0, which translates to a specific payout on the pre-established payout schedule.

2021 Payout Determination

In February 2022, the Governance and Human Capital Committee reviewed the Company's performance for the 2021 fiscal year. Performance against financial metrics is calculated formulaically based on actual results. To determine performance against strategic accomplishments, the Governance and Human Capital Committee reviews detailed information provided by management regarding progress on each of the various pre-established goals and consults with the Audit Committee, the Investment and Risk Management Committee, and the Non-Executive Chair of the Board, then gives a score to each area and averages the results to determine a final "strategic projects score" that corresponds to a pre-established payout percentage. The Governance and Human Capital Committee believes that, as discussed above under "—Executive Summary—Link Between Pay and Performance for 2021," the Company performed very well against the pre-established strategic accomplishments for the annual incentive bonuses for 2021.

Based on our actual performance achievements, the Governance and Human Capital Committee established an overall business performance factor of 87% of target for 2021 (in accordance with the formula described above) and determined that the actual annual incentive bonus for 2021 for each named executive officer would be equal to our business performance factor of 87%, multiplied by his target bonus amount.

The target and actual annual incentive bonuses for 2021 for each of our named executive officers, as determined by the Governance and Human Capital Committee, are set forth in the table below:

Name	Base Salary ($)	Target 2021 Bonus as a Percent of Base Salary (%)	Target 2021 Bonus ($)	Actual 2021 Bonus ($)
Kevin J. O'Donnell	1,180,000	225%	2,655,000	2,309,850
Robert Qutub	650,000	150%	975,000	848,250
Ross A. Curtis	725,000	150%	1,087,500	946,125
Ian D. Branagan[1]	666,722	150%	1,000,082	870,072
Sean G. Brosnan	525,000	100%	525,000	456,750

[1] Mr. Branagan's base salary of £492,700 was converted into U.S. dollars at the exchange rate of 1.35 on December 31, 2021.

Long-Term Incentives

Our long-term incentive awards link the compensation of our named executive officers directly to corporate performance over the long term. These awards make up a significant component of total direct compensation. For Messrs. O'Donnell, Qutub, Curtis and Branagan, who are the members of our management governance committee, the long-term incentive award consists of a combination of performance shares and time-vested restricted shares. Consistent with other senior leaders in the organization who are not members of the management governance committee, Mr. Brosnan's award consists of time-vested performance shares only. The combination of awards with performance-based and service-based vesting supports our pay-for-performance philosophy by encouraging long-term performance, retention and shareholder value-creation and fostering an ownership culture.

Long-Term Incentive Award Mechanics

Generally, the Governance and Human Capital Committee makes annual long-term incentive awards to the named executive officers in connection with its annual review of compensation in the first quarter of the year. The Governance and Human Capital Committee may also grant equity awards from time to time to reflect promotions, special achievements, new hires or retention needs.

Time-vested restricted shares generally vest in four equal annual installments subject to continued service with the Company. Performance share awards generally have a three-year performance period, and cliff vest at the end of a three-year service period.

The Governance and Human Capital Committee reviews the terms and conditions of our performance shares at least annually to ensure alignment with our strategic plan. It selects the performance metric or metrics that will be used, and sets specific targets, thresholds and maximums. In response to shareholder feedback, the Governance and Human Capital Committee made significant enhancements to the weighting, design and structure of the 2021 performance shares.

Dividends are generally payable currently with respect to time-vested restricted shares. Dividends are accrued on unvested performance shares and are paid without interest at the same time as the underlying shares vest. No dividends are paid on forfeited performance shares.

2021 Long-Term Incentive Award Determinations

Performance shares made up 50% of the long-term incentive awards for named executive officers that received performance shares in 2021

2021 Grants of Equity Awards

In 2021, the Governance and Human Capital Committee granted each named executive officer an annual long-term incentive award. The award was split evenly between performance shares and restricted shares for all named executive officers other than Mr. Brosnan.

The total target values and composition of the long-term incentive awards made in 2021 were based on the named executive officers' responsibilities, performance and contributions during the previous year. The total target values of the awards for named executive officers were consistent with the prior year.

The annual long-term incentive awards granted to our named executive officers in 2021 are set forth in the following table:

Name	Performance Shares[1] ($)	Time-Vested Restricted Shares ($)	Total Target Long-Term Equity-Based Incentive Award ($)
Kevin J. O'Donnell	2,337,356	2,337,356	4,674,712
Robert Qutub	714,346	714,346	1,428,692
Ross A. Curtis	759,226	759,226	1,518,452
Ian D. Branagan	732,070	732,070	1,464,140
Sean G. Brosnan	—	659,871	659,871

[1] The values of the performance shares are shown at target based on the closing price of our common shares on the date of grant.

2021 Performance Share Metrics

In 2021, the Governance and Human Capital Committee granted performance share awards with the same rigorous terms and metrics as the enhanced awards it granted in 2020, which include a three-year performance period and two performance metrics. The Governance and Human Capital Committee believes these terms and metrics continue to align with the Company's current business, risk and investment portfolios.

Metrics	Weighting
Average change in book value per common share plus change in accumulated dividends during the three-year performance period	75%
Three-year average underwriting expense ratio rank compared to peers	25%

Key Features

- Assuming performance conditions are met, cliff vest after three years, subject to continued service

- In the event that industry-wide losses during a performance year are greater than a pre-set magnitude determined at the time of grant and change in book value per common share plus change in accumulated dividends for that performance year is below the set threshold, the book value per common share plus change in accumulated dividends for the performance year will be set at the threshold achievement level, unless the Governance and Human Capital Committee determines to apply below threshold achievement due to performance against modelled outcomes for such an event being outside acceptable modelled range

In addition, consistent with 2020 performance share awards, the maximum payout for the 2021 performance share awards is 200% for all named executive officers. The performance metrics and corresponding vesting levels for the 2021 performance award are set forth in the following table:

Hurdle	Average Change in Book Value per Common Share plus Change in Accumulated Dividends	Vesting Level (as Percent of Target)	Average Underwriting Expense Ratio Rank	Vesting Level (as Percent of Target)
Below Threshold	< 3.5%	0%	< 6	0%
Threshold	3.5%	35%	6	35%
Target	7%	100%	10	100%
Maximum	14%	200%	18	200%

If performance falls between threshold and target or between target and maximum, vesting level (as a percent of target) is determined using linear interpolation. The Governance and Human Capital Committee has the authority to consider downward adjustments in conjunction with any vesting of performance shares but may not make any upward adjustments.

To determine average underwriting expense ratio rank relative to our peers for the purposes of payout of our performance shares granted in 2021, the Governance and Human Capital Committee, in consultation with Mercer and management, selected an expanded group of peers that included all of the companies in our compensation peer group, plus nine additional companies. The following 18 companies comprised our performance share peer group for 2021:

Compensation Peer Group

- Alleghany Corporation
- Arch Capital Group Ltd.[1]
- Argo Group International Holdings, Ltd.
- Axis Capital Holdings Limited
- Everest Re Group, Ltd.
- Greenlight Capital Re, Ltd.
- Markel Corporation
- Third Point Reinsurance Ltd.[2]
- W. R. Berkley Corporation

Additional Performance Share Peers

- Beazley PLC
- Enstar Group Limited
- Global Indemnity Limited
- Hannover Rueck SE
- Hiscox LTD
- James River Group Holdings, Ltd.
- Lancashire Holdings LTD
- Scor SE
- Watford Holdings Ltd.[1]

[1] On July 2, 2021, Arch Capital Group Ltd. completed its previously disclosed acquisition of Watford Holdings Ltd. Watford Holdings Ltd. had been selected as a member of the performance share peer group prior to the merger, and was removed from the performance share peer group in accordance with the terms of the award agreements following its acquisition.

[2] On February 26, 2021, Third Point Reinsurance Ltd. and Sirius International Insurance Group, Ltd. completed their previously announced merger and launched SiriusPoint Ltd. Third Point Reinsurance Ltd. was included in our peer group for performance share awards made prior to the merger, and following the merger, SiriusPoint Ltd. continued to be included in our performance share peer group.

Performance Share Measurement For 2021

In February 2022, the Governance and Human Capital Committee reviewed and approved the change in tangible book value per common share for 2021 for purposes of determining the vesting amount for the third tranche of the performance shares granted to the named executive officers other than Mr. Brosnan in 2019.

The following table illustrates actual performance and shares earned for performance shares granted in 2019 across the three-year performance cycle, which resulted in an overall payout of 133% of target.

	2019		2020		2021	
	Performance Achieved	% of Target Earned	Performance Achieved	% of Target Earned	Performance Achieved	% of Target Earned
Change in Tangible Book Value per Common Share plus Change in Accumulated Dividends[1]						
2019-2021 Performance Share Cycle	17.9%	200%	17.9%	200%	(4.0)%	0%

[1] Change in tangible book value per common share plus change in accumulated dividends is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Additional Compensation Practices

Other Benefits and Perquisites

Messrs. O'Donnell, Brosnan and Qutub, our Bermuda-based, expatriate named executive officers, participate in a perquisite and benefit program that we believe furthers our goal of attracting and retaining key talent to our strategic Bermuda headquarters. Given the unique challenges of the Bermuda market, including travel to and from the island and the cost of living and maintaining a residence, we provide benefits and perquisites, such as personal travel and housing allowances, that are consistent with our competitors operating in this market and which we believe are necessary for recruitment and retention purposes.

Our named executive officers other than Mr. Brosnan are also permitted Company-funded personal use of the corporate aircraft with a value up to the aggregate incremental cost to the Company of $85,000 per year. On occasion, the Governance and Human Capital Committee may allow additional hours of Company-funded personal use of our aircraft interest on a case-by-case basis, including determining to permit reasonable Company-funded personal use during the COVID-19 pandemic. See "Corporate Governance—Board Structure and Processes—Certain Relationships and Related Transactions—Use of Company Aircraft" above for additional information. Messrs. O'Donnell and Brosnan are also entitled to the value of four and two round trips per year, respectively, on commercial airlines for themselves and each member of their respective immediate families.

We do not pay tax gross-ups on perquisites for our named executive officers. Our named executive officers pay imputed income tax on the value of these benefits.

Change in Control and Post-Termination Payments

Our named executive officers may be entitled to vesting of equity-based incentive awards and other severance payments and benefits pursuant to the terms of our equity compensation plans and their employment agreements, and upon a qualifying termination of employment or a change in control. These benefits are described in detail under "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below. The Governance and Human Capital Committee views post-termination payments primarily as consideration for restrictive covenants applicable to our executives following these terminations, which we believe are essential to the protection of our business given the specialized markets in which we compete. In addition, the Governance and Human Capital Committee believes that both the change in control and post-termination payments and benefits are necessary components of a competitive compensation program.

Compensation Governance

Clawback of Incentive Compensation

If our Board were to determine that an executive officer engaged in fraudulent or intentional misconduct, the Board would impose appropriate discipline, including possibly terminating the executive officer's employment, initiating an action for breach of fiduciary duty, and/or, if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that was greater than the amount that would have been paid or awarded if calculated based upon the restated financial results. These remedies would be in addition to any actions that might be imposed by law enforcement agencies, regulators or other authorities. We also have a right to set off against certain amounts owing to the executive officers should they engage in certain activities that are detrimental to the Company.

In addition, Mr. O'Donnell's employment agreement provides that incentive compensation (including both cash bonuses and equity awards) that is determined to have been earned based upon financial statements that were subsequently restated may be clawed back, or forfeited if unpaid, to the extent that such compensation would not have been earned based upon the restated financials. If the restatement is determined to have been due to Mr. O'Donnell's misconduct, the clawback would apply to compensation paid within 60 months following our first filing with the SEC containing the financial statement that was restated. For restatements not determined to have been due to Mr. O'Donnell's misconduct, our clawback rights apply only to compensation paid within 24 months following the first SEC filing containing the financial statement that was restated. In addition, our clawback rights apply to gains realized on sales of our securities in the 12 months following the first SEC filing containing a financial statement that is ultimately restated due to Mr. O'Donnell's misconduct.

Compensation and Risk Management

The Governance and Human Capital Committee evaluates the relationship between our executive and firm-wide compensation programs and policies and risk management on an annual basis. As discussed in this Compensation Discussion and Analysis, we design our compensation programs to incorporate a range of components that we believe help to mitigate potential risks while rewarding employees for pursuing our strategic and financial objectives through appropriate risk taking, risk management and prudent tactical and strategic decision making. The Governance and Human Capital Committee reviews the programs and policies on a regular basis in an effort to eliminate or mitigate potential risks arising from such programs and policies. In light of the market cycles and earnings volatility that characterize our industry, our efforts to align the interests of our executives and employees with the long-term interests of our shareholders and to ensure that our compensation structure, elements and incentives are not reasonably likely to have a material adverse effect on the Company are ongoing. Senior executives representing our risk, legal and compliance, human resources, finance and internal audit functions, as well as the Governance and Human Capital Committee's independent compensation consultant, are involved in this review process, which is conducted under the oversight of the Governance and Human Capital Committee. This process includes annual, individual executive sessions with the Group Chief Risk Officer, Group General Counsel, Head of Internal Audit, Chief Human Resources Officer and Global Corporate Controller in advance of the establishment of compensation metrics for the coming year. Based on this review, we do not believe that there are any risks arising from our compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on us.

For additional information regarding our risk management practices, see "Corporate Governance—The Board's Role and Key Responsibilities—Risk Oversight" above.

Equity Ownership Requirements

Our named executive officers are subject to equity ownership guidelines. In keeping with our overall compensation philosophy, we believe that the equity ownership levels that they are required to maintain are high enough to assure our shareholders of our executives' commitment to long-term value creation. Under our guidelines, our named executive officers are required to maintain ownership of our equity with a value equal to a multiple of salary as follows:

- 7.5 times actual salary for our Chief Executive Officer; and
- 4.5 times target salary for our other named executive officers.

Equity ownership value is calculated by adding the value of common shares owned outright, time-vested restricted shares, performance shares calculated at target achievement, and the spread value of vested "in-the-money" options. A named executive officer is not required to purchase shares in the open market in order to satisfy their ownership requirements but is prohibited from selling any of the equity granted to them, other than automatic dispositions for tax withholding, until ownership requirements are satisfied.

As of December 31, 2021, all of our named executive officers had satisfied their ownership requirements. The table below shows the equity ownership for our named executive officers as of December 31, 2021, calculated in accordance with the methodology described above.

	Equity Ownership as of Fiscal Year-End		
Name	**Required Multiple of Salary**	**Actual Multiple of Salary**	**Dollar Value[1] ($)**
Kevin J. O'Donnell	7.5	29.1	34,306,427
Robert Qutub	4.5	11.6	7,551,779
Ross A. Curtis	4.5	27.9	20,206,149
Ian D. Branagan	4.5	11.9	8,088,386
Sean G. Brosnan	4.5	4.9	2,573,308

[1] Based on the closing price of our common shares of $169.33 on December 31, 2021.

Anti-Hedging, Anti-Pledging and Other Insider Trading Policies

Our employees, including our named executive officers, are subject to our insider trading policies and practices, which prohibit:

- transactions in our securities outside of Company-designated "window" periods, except pursuant to previously adopted and approved Rule 10b5-1 plans;
- employees and their designees from hedging the market value of RenaissanceRe securities; and
- employees and their designees from engaging in short sales of, margin loans on, or pledging of RenaissanceRe securities.

It is the Board's view that such activities are generally against the interest of our shareholders and could cause significant repercussions to us and our shareholders if allowed.

We believe that each of our named executive officers is in compliance with our anti-pledging, anti-hedging and other trading policies.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

We have reviewed and discussed with management the disclosure set forth under the heading "—Compensation Discussion and Analysis" in this proxy statement. Based on these reviews and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. This report is provided by the following independent directors, who constitute the Governance and Human Capital Committee:

Henry Klehm III, Chair
James L. Gibbons
Jean D. Hamilton
Cynthia Trudell

Executive Compensation Tables

Summary Compensation Table

The following table sets forth compensation for our named executive officers in fiscal years 2021, 2020 and 2019:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Kevin J. O'Donnell President and Chief Executive Officer	2021	1,160,000	—	4,674,712	2,309,850	724,340	8,868,902
	2020	1,100,000	—	4,674,754	2,900,258	881,623	9,556,635
	2019	1,100,000	—	4,674,908	4,232,250	761,001	10,768,159
Robert Qutub Executive Vice President and Chief Financial Officer	2021	646,250	—	1,428,691	848,250	577,443	3,500,634
	2020	635,000	—	1,678,440	930,134	396,421	3,639,995
	2019	635,000	—	1,428,566	1,357,313	369,447	3,790,326
Ross A. Curtis Executive Vice President and Group Chief Underwriting Officer	2021	712,500	—	1,518,453	946,125	259,878	3,436,956
	2020	675,000	—	1,768,412	988,725	189,280	3,621,417
	2019	675,000	—	1,518,563	1,442,813	199,059	3,835,435
Ian D. Branagan[4] Executive Vice President and Group Chief Risk Officer	2021	671,744	—	1,464,140	870,072	76,774	3,082,730
	2020	609,900	—	1,666,512	939,677	179,610	3,395,699
	2019	598,500	—	1,309,056	1,345,797	190,196	3,443,549
Sean G. Brosnan[5] Senior Vice President and Chief Investment Officer	2021	500,000	—	659,872	456,750	201,791	1,818,413

[1] The amounts shown in this column represent the aggregate grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2021 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time-vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives." The maximum value as of the grant date of performance share awards made in 2021 is as follows: Mr. O'Donnell: $4,674,712; Mr. Qutub: $1,428,691; Mr. Curtis: $1,518,452; and Mr. Branagan: $1,464,140.

[2] The amounts shown in this column represent the actual amounts of the annual incentive bonuses paid to or deferred for each named executive officer for the applicable fiscal year. The amounts shown in this column for 2020 also include the portion of the deferred 2018 annual incentive bonus earned by each named executive officer in excess of the 100% performance level, which were achieved and paid in 2020 as follows: Mr. O'Donnell: $301,508; Mr. Qutub: $96,696; Mr. Curtis: $102,787; and Mr. Branagan: $87,438. The deferred bonus was subject to successful achievement of certain performance metrics tied to the acquisition of Tokio Millennium Re AG and certain associated entities and subsidiaries (collectively, "TMR"), which were met in 2020. These amounts were in addition to the target amounts of the deferred 2018 annual incentive bonus tied to the TMR acquisition included in the Summary Compensation Table in 2018.

[3] See the "All Other Compensation Table" below for information on the amounts included in the "All Other Compensation" column for 2021.

[4] Salary and All Other Compensation payments made to Mr. Branagan in pounds sterling have been converted into U.S. dollars at the average daily exchange rate of 1.38, 1.28 and 1.28 for the years ended December 31, 2021, 2020 and 2019, respectively. Non-Equity Incentive Plan Compensation for Mr. Branagan has been converted into U.S. dollars at the exchange rate of 1.35, 1.37 and 1.33 on December 31, 2021, 2020 and 2019, respectively.

[5] Beginning with the year ended December 31, 2021, Mr. Brosnan was determined to be a named executive officer. Mr. Brosnan was not a named executive officer for the fiscal years ended December 31, 2020 or 2019 and, therefore, in accordance with SEC regulations, only compensation information for the fiscal year ended December 31, 2021 is included in the Summary Compensation Table for Mr. Brosnan.

All Other Compensation Table

The following table sets forth information regarding the amounts included in the "All Other Compensation" column of the Summary Compensation Table for 2021:

Name	Company 401(k)/Pension Matching Contribution[1] ($)	Value of Life Insurance Premiums[2] ($)	Personal Travel[3] ($)	Housing Benefits[4] ($)	Other Benefits[5] ($)	Total Other Compensation ($)
Kevin J. O'Donnell	17,400	5,962	231,196	432,726	37,056	724,340
Robert Qutub	17,400	2,264	240,052	299,227	18,500	577,443
Ross A. Curtis	17,400	5,962	228,716	—	7,800	259,878
Ian D. Branagan	55,068	4,454	13,725	—	3,527	76,774
Sean G. Brosnan	17,400	5,291	15,000	156,000	8,100	201,791

[1] This column reports Company matching contributions to our named executive officers under our 401(k) plan for Messrs. O'Donnell and Qutub, the National Pension Scheme and International Savings Plan for Messrs. Curtis and Brosnan, and the RenaissanceRe Syndicate Management Plan for Mr. Branagan.

[2] This column reports the value of premiums paid on behalf of our named executive officers with respect to life insurance coverage. The death benefit under the life insurance coverage is equal to four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and ten times the named executive officer's annual salary for U.K.-based employees.

[3] Personal travel includes costs for personal commercial travel for Messrs. O'Donnell and Brosnan and their immediate family members during 2021, personal use of the corporate aircraft by Messrs. O'Donnell, Qutub, Curtis and Branagan and associated ground transportation, and commuting in Bermuda for Mr. O'Donnell. The named executive officers may also invite family members or other guests from time to time to fly on already scheduled corporate aircraft trips. There is no incremental cost to us and, therefore, there is no value included in this column for such use of the corporate aircraft by family or other guests. For more information on travel benefits provided to our named executive officers, please see "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" above.

[4] This column reports the value of housing benefits for Messrs. O'Donnell, Qutub and Brosnan.

[5] Other benefits include tax planning expenses for Messrs. O'Donnell, Qutub, Curtis and Branagan, club dues for Messrs. O'Donnell and Brosnan, and Company matching on charitable donations for Messrs. O'Donnell, Qutub, Curtis and Brosnan.

Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of plan-based awards to the named executive officers during the calendar year ended December 31, 2021.

Name	Grant Date[1]	Approval Date[1]	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3][4]			All Other Stock Awards: Number of Shares of Stock or Units[4][5] (#)	Grant Date Fair Value of Stock and Option Awards[6] ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kevin J. O'Donnell	3/1/2021	2/5/2021	Performance Shares				5,030	14,374	28,748		2,337,356
	3/1/2021	2/5/2021	Time-Vested Restricted Shares							14,374	2,337,356
	2/5/2021	2/5/2021	Annual Cash Bonus	1,039,875	2,655,000	5,310,000					
Robert Qutub	3/1/2021	2/5/2021	Performance Shares				1,537	4,393	8,786		714,346
	3/1/2021	2/5/2021	Time-Vested Restricted Shares							4,393	714,346
	2/5/2021	2/5/2021	Annual Cash Bonus	381,875	975,000	1,950,000					
Ross A. Curtis	3/1/2021	2/5/2021	Performance Shares				1,634	4,669	9,338		759,226
	3/1/2021	2/5/2021	Time-Vested Restricted Shares							4,669	759,226
	2/5/2021	2/5/2021	Annual Cash Bonus	425,938	1,087,500	2,175,000					
Ian D. Branagan	3/1/2021	2/5/2021	Performance Shares				1,575	4,502	9,004		732,070
	3/1/2021	2/5/2021	Time-Vested Restricted Shares							4,502	732,070
	2/5/2021	2/5/2021	Annual Cash Bonus[7]	391,699	1,000,082	2,000,165					
Sean G. Brosnan	3/1/2021	2/5/2021	Time-Vested Restricted Shares				—	—	—	4,058	659,871
	2/5/2021	2/5/2021	Annual Cash Bonus	205,625	525,000	1,050,000					

[1] On February 5, 2021, the Governance and Human Capital Committee approved annual long-term incentive awards for our named executive officers pursuant to the 2016 LTI Plan. In accordance with our practice, these equity-based awards were granted on March 1, 2021. On February 5, 2021, the Governance and Human Capital Committee set the terms of the annual incentive bonuses in respect of 2021 for each of our named executive officers.

[2] The amounts reported in these columns represent estimated possible payouts of annual incentive bonuses in respect of 2021, assuming threshold achievement, target achievement and maximum achievement of the applicable performance metrics. These annual incentive bonuses were paid in March 2022 and the actual amounts paid to or deferred for our named executive officers are included in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Annual Incentive Bonus" above for a detailed description of our annual incentive bonus program.

(3) The amounts reported in these columns represent awards of performance shares made pursuant to the 2016 LTI Plan that are scheduled to vest following the expiration of the service period on December 31, 2023 and the Governance and Human Capital Committee's determination of change in book value per common share plus change in accumulated dividends and underwriting expense ratio rank compared to peers. These columns represent the number of performance shares that vest at threshold achievement, target achievement and maximum achievement of the performance metrics. At or below the threshold performance level, no shares will be paid out. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of the performance share program.

(4) The number of time-vested restricted shares and target number of performance shares awarded were computed by dividing the approved grant value by the closing price of our common shares on the date of grant of $162.61 per common share on March 1, 2021. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of our equity grant practices.

(5) The amounts reported in this column represent awards of time-vested restricted shares made pursuant to the 2016 LTI Plan that are scheduled to vest in four substantially equal annual installments beginning on March 1, 2022. Dividends are paid currently on time-vested restricted shares.

(6) The amounts shown in this column represent the grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2021 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time-vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" and the maximum value as of the grant date of performance share awards made in 2021 is included in the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below.

(7) Based on Mr. Branagan's salary of £492,700, converted into U.S. dollars at the exchange rate of 1.35 as of December 31, 2021.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Restricted Shares and Performance Shares

The awards and other compensation included in the Summary Compensation Table and Grants of Plan-Based Awards Table are discussed in "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program" above. Details of severance arrangements are described below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreements

We have entered into employment agreements with each of our named executive officers that entitle the officers to salary, annual bonus opportunity, participation in our perquisites and benefits programs, and severance payments and benefits upon certain qualifying terminations of employment (as discussed in further detail under "—Potential Payments Upon Termination or Change in Control" below). Each executive's employment agreement, other than our Chief Executive Officer's, runs for a one-year term that extends automatically absent 30 days' notice by either party of such party's intent not to renew the term. Our Chief Executive Officer's employment agreement provides that his term of employment currently runs for a one-year term from July 1 each year and extends automatically for an additional year on an annual basis absent 180 days' notice by either party of such party's intent not to renew the term.

Option Exercises and Stock Vested Table

The following table sets forth information concerning the vesting of restricted shares and performance shares held by our named executive officers during 2021. There were no options outstanding or exercised by any named executive officers during the 2021 fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Kevin J. O'Donnell	43,673	7,222,038
Robert Qutub	11,690	1,928,207
Ross A. Curtis	12,745	2,101,444
Ian D. Branagan	11,111	1,831,655
Sean G. Brosnan	2,282	371,076

[1] The value realized on vesting is calculated by multiplying the number of common shares acquired on vesting by the closing price of our common shares on the vesting date.

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2021.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[(1)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested[(1)] ($)
Kevin J. O'Donnell	3/1/2018[(2)]	3,123	528,818		
	5/14/2018[(2)]	1,473	249,423		
	3/1/2019[(3)]	8,000	1,354,640		
	3/1/2020[(4)]	10,288	1,742,067		
	3/1/2021[(5)]	14,374	2,433,949		
	3/1/2019[(6)]	—	—		
	3/1/2020[(7)]	—	—	27,434	4,645,399
	3/1/2021[(8)]	—	—	14,374	2,433,949
Robert Qutub	3/1/2018[(2)]	1,920	325,114		
	3/1/2019[(3)]	3,178	538,131		
	3/1/2020[(4)]	3,694	625,505		
	3/1/2021[(5)]	4,393	743,867		
	3/1/2019[(6)]	—	—		
	3/1/2020[(7)]	—	—	9,850	1,667,901
	3/1/2021[(8)]	—	—	4,393	743,867
Ross A. Curtis	3/1/2018[(2)]	2,059	348,650		
	3/1/2019[(3)]	3,378	571,997		
	3/1/2020[(4)]	3,892	659,032		
	3/1/2021[(5)]	4,669	790,602		
	3/1/2019[(6)]	—	—		
	3/1/2020[(7)]	—	—	10,378	1,757,307
	3/1/2021[(8)]	—	—	4,669	790,602
Ian D. Branagan	3/1/2018[(2)]	1,825	309,027		
	3/1/2019[(3)]	2,912	493,089		
	3/1/2020[(4)]	3,668	621,102		
	3/1/2021[(5)]	4,502	762,324		
	3/1/2019[(6)]	—	—		
	3/1/2020[(7)]	—	—	9,780	1,656,047
	3/1/2021[(8)]	—	—	4,502	762,324
Sean G. Brosnan	3/1/2018[(2)]	589	99,735		
	3/1/2019[(3)]	1,266	214,372		
	3/1/2020[(4)]	2,145	363,213		
	3/1/2021[(5)]	4,058	687,141		

(1) These amounts were determined based on the closing price of our common shares of $169.33 on December 31, 2021.

(2) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2019, 2020, 2021 and 2022.

(3) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2020, 2021, 2022 and 2023.

(4) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2021, 2022, 2023 and 2024.

(5) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2022, 2023, 2024 and 2025.

(6) Performance shares granted under the 2016 LTI Plan which vested at the end of the service period on December 31, 2021 and following the Governance and Human Capital Committee's determination of change in tangible book value per common share plus change in accumulated dividends for each calendar year performance period. Performance shares were earned in three substantially equal annual installments based upon change in tangible book value per common share plus change in accumulated dividends during each calendar year performance period (2019, 2020 and 2021). Because all performance periods are complete, the number of shares earned are reported in the "Number of Shares or Units of Stock That Have Not Vested" column based on the actual change in tangible book value per common share plus change in accumulated dividends for purposes of performance share awards during performance period as follows: for 2019, change in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2019; for 2020, change in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2020; and for 2021, change in tangible book value per common share plus change in accumulated dividends of negative 4.0% resulted in the executive earning 0% of the target performance shares with respect to 2021.

(7) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2022 and following the Governance and Human Capital Committee's determination of average change in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. As a result of our above-target performance for the service period to date, in accordance with SEC rules, the number of unearned performance shares is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the maximum number of performance shares (200% of target) that may be earned for the three-year performance period.

(8) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2023 and following the Governance and Human Capital Committee's determination of average change in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. As a result of our performance for the service period to date being between threshold and target, in accordance with SEC rules, the number of unearned performance shares is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the target number of performance shares that may be earned for the three-year performance period.

Potential Payments Upon Termination or Change in Control

Severance Payments and Benefits

Pursuant to their employment agreements in effect on December 31, 2021, our named executive officers would have been entitled to certain payments and benefits upon certain qualifying terminations of their employment relationships with us occurring on December 31, 2021. A named executive officer's employment relationship may be terminated for any of the following reasons: (i) the executive's death or disability, (ii) by us with or without cause (as defined in the applicable executive's agreement), (iii) by the executive with or without good reason (as defined in the applicable executive's agreement), and (iv) after expiration of the term of employment following notice of non-extension by us or by the executive. No benefits are payable upon a termination by us for cause.

Upon the termination of a named executive officer's employment by the Company occurring on December 31, 2021 (other than a termination by us for cause), and subject to the execution of a mutual general release of claims (if requested by us), the executive would have become entitled to a combination of the following benefits, as illustrated in the Components of Severance Benefits Table below:

1. an amount equal to a percent (the "Installment Percent") of the executive's annual salary and the greater of (x) their target bonus and (y) their actual bonus for the year of termination (the "Bonus Amount"), to be paid in installments over the 12-month (or, for Mr. Brosnan, six-month) period following the termination of employment;

2. subject to the executive's compliance with non-competition and other post-termination obligations, a lump sum payment equal to a percent (the "Lump Sum Percent") of their annual salary and the Bonus Amount to be paid at the end of the 12-month (or, for Mr. Brosnan, six-month) period following the termination of employment;

3. a pro rata annual bonus (at target) based on the number of days elapsed in the year of termination through the date of termination;

4. continuation of health benefits for the executive and their covered dependents for up to 12 months (or, for Mr. Brosnan, up to six months) following termination of employment; and

5. vesting of certain equity awards granted under our stock incentive plans, provided that Mr. Brosnan's accelerated vesting is governed only by the 2016 LTI Plan and his award agreements thereunder and therefore is not conditioned on the execution of a mutual general release of claims.

The Installment Percent and Lump Sum Percent for Mr. O'Donnell are 150% and 50%, respectively, while the Installment Percent and Lump Sum Percent for Messrs. Qutub, Curtis, Branagan and Brosnan are 75% and 25%, respectively. In the event that a qualifying termination (e.g., a termination by us without cause or a termination by the executive for good reason) occurs within 12 months following a change in control, the Installment Percent and Lump Sum Percent are 150% and 50%, respectively, for each of the named executive officers.

For Messrs. O'Donnell and Branagan, a portion of the contractually provided severance benefits described above in clauses (1) (Installment Percent of salary) and (2) (Lump Sum Percent of salary), which we view as consideration for the restrictive covenants contained in the employment agreements (referred to as "non-compete consideration"), was paid to each executive in the form of yearly pre-payments and a lump sum payment made on December 31, 2017, pursuant to the terms of their employment agreements.

Messrs. O'Donnell's and Branagan's employment agreements provide that all pre-payments received and the lump sum payment made on December 31, 2017 are subject to clawback and forfeiture in the event the executive ceases to comply with the terms and conditions of his employment agreement, including the non-competition and non-interference covenants described below, and also provide us with a right to set off against other amounts owing to them should they engage in certain activities that are detrimental to us after the payment of any pre-payments or the lump sum payment made on December 31, 2017.

Components of Severance Benefits

	By Us Without Cause	By Executive for Good Reason	Death[1]	Disability	By Executive Without Good Reason[2]	Our Non-Extension of Agreement	Executive's Non-Extension of Agreement[2]
Installment Percent of Salary	x	x		x	x	x	x
Installment Percent of Bonus	x	x				x	
Lump Sum Percent of Salary	x	x		x	x	x	x
Lump Sum Percent of Bonus	x	x				x	
Pro Rata Bonus	x	x	x	x		x	
Continuation of Benefits	x	x		x	x	x	x
Vesting of Awards	x[3]	x[3]	x	x		x[3]	

[1] In addition to the benefits above and as noted in the Summary Compensation Table above, we pay premiums on behalf of our named executive officers with respect to life insurance coverage under our health and benefits plans. The death benefit equals four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and 10 times the named executive officer's annual salary for U.K.-based employees.

[2] With respect to Messrs. Qutub, Curtis and Brosnan, these benefits will be provided only to the extent we elect to extend the non-competition covenant for up to 12 months (or, for Mr. Brosnan, up to six months) beyond the termination date.

[3] Each named executive officer's employment agreement, other than Mr. Brosnan's, provides for this accelerated vesting, which applies to all time-vested awards (i.e., restricted shares). See "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" below for a discussion relating to the accelerated vesting of Mr. Brosnan's restricted shares and each of the other named executive officer's performance shares.

The estimated payments and benefits provided to each of our named executive officers upon each type of termination or upon a change in control are summarized in the Estimated Payments and Benefits Upon Termination or Change in Control Table below as if the termination or change in control, as applicable, had occurred on December 31, 2021 using the closing price of our common shares of $169.33 on December 31, 2021. In addition, because the estimated payments are calculated by assuming a termination on December 31, 2021, the pro rata bonus amounts in the table reflect an accrual for a full calendar year. Actual amounts payable following a termination or change in control could differ significantly from the amounts shown and depending on the particular facts and circumstances.

Treatment of Equity Awards Upon a Termination of Employment or Change in Control

Pursuant to Messrs. O'Donnell's, Qutub's, Curtis' and Branagan's employment agreements, all unvested time-vested equity awards (which currently consists of all of their unvested restricted shares) would vest in full upon such executive's death, a termination due to such executive's disability, a voluntary termination by such executive for good reason, an involuntary termination of such executive without cause or a non-renewal of the agreement by us. Mr. Brosnan's employment agreement does not provide for accelerated vesting, and instead the accelerated vesting of his restricted shares is governed only by the terms of the 2016 LTI Plan and his award agreements thereunder.

Awards granted under the 2016 LTI Plan are subject to "double-trigger" vesting and, therefore, awards that are assumed or substituted in connection with a change in control will accelerate only if a participant experiences a qualifying termination within two years following the change in control.

In addition, each executive's unvested restricted shares (if any) that are not assumed or substituted in connection with a change in control will fully vest and any performance shares granted under the 2016 LTI Plan on or after May 14, 2018 that are not assumed or substituted in connection with a change in control will accelerate as set forth in the table below.

The following table sets forth the treatment of our outstanding performance shares upon certain termination events and a change in control. Other than as set forth in the table, performance shares that remain unvested as of any termination of employment will be forfeited.

	Death; Disability; By Us Without Cause; By Executive for Good Reason; Retirement[1]	**Change in Control**
Shares as to which the Performance Period Has Ended		
Performance Shares under 2016 LTI Plan	Full vesting and waiver of remaining service condition.	Remain outstanding until the completion of the remaining service period, subject to acceleration upon a qualifying termination within two years following a change in control.
Shares Remaining Subject to Performance Vesting		
Performance Shares under 2016 LTI Plan granted on March 1, 2019	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Performance shares that are assumed or substituted in connection with a change in control remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals. For performance shares that are not assumed or substituted in connection with a change in control: (i) shares for which the performance period has not yet commenced are subject to acceleration assuming achievement of the target level of the applicable performance goals and (ii) shares with a performance period that includes the date of the change in control are subject to acceleration based on the total shareholder return achieved as of the date of the change in control.
Performance Shares under 2016 LTI Plan granted on March 1, 2020 and March 1, 2021	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Performance shares that are assumed or substituted in connection with a change in control remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals. Performance shares that are not assumed or substituted in connection with a change in control are subject to acceleration based on the total shareholder return achieved as of the date of a change in control.

[1] For Messrs. O'Donnell, Qutub, Curtis and Branagan, a termination by the executive without "good reason" will qualify as a "retirement" if the executive's employment is terminated by the executive following the later of the date on which (i) the sum of the executive's age and years of service with the Company equals 65 and (ii) the executive has first completed five years of service with the Company. Mr. Brosnan's employment agreement does not include a comparable provision.

Restrictive Covenants

Under the named executive officers' employment agreements, during the term of employment and for 12 months (or, for Mr. Brosnan, six months) following any termination of employment, each executive is subject to non-interference covenants and each executive is also subject to non-competition covenants; provided that, for Messrs. Qutub, Curtis and Brosnan only, the non-competition covenant will extend beyond a termination without good reason or due to an employee non-renewal only to the extent that we elect to pay Messrs. Qutub, Curtis and Brosnan the Installment Percent and Lump Sum Percent of salary (or prorated portion thereof for an extension for a period of less than 12 months for Messrs. Qutub and Curtis or six months for Mr. Brosnan). Generally, the non-competition covenant prevents the executive from engaging in activities competitive with our business or the business of our affiliates, and the non-interference covenant prevents the executive from soliciting or hiring our employees or those of our affiliates or service providers and from inducing any of our customers, suppliers, licensees or other business relations or those of our affiliates, to cease doing business with, or reduce the amount of business conducted with, us or our affiliates, or in any other manner interfering with our relationship with such parties. The named executive officers' employment agreements also contain standard confidentiality and invention assignment provisions as well as indemnification protection generally to the fullest extent permitted by Bermuda law, except in certain limited circumstances.

Estimated Payments and Benefits Upon Termination or Change in Control

The estimated payments and benefits that would be provided to our named executive officers in the circumstances described above in the event that such circumstances occurred on December 31, 2021, are set forth in the table below. Because the information in the table is as of December 31, 2021, it includes the accelerated vesting of certain awards that vested following year-end and prior to the date of this proxy statement.

Name	Benefit	Before Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	After Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	Non-Extension by Executive ($)	Executive Resignation without Good Reason ($)	Death ($)	Disability ($)
Kevin J. O'Donnell	Salary[1]	1,360,000	1,360,000	—	—	—	1,360,000
	Bonus	7,965,000	7,965,000	2,655,000	—	2,655,000	2,655,000
	Accelerated Vesting of Awards[2]	11,065,546	11,065,546	—	—	11,065,546	11,065,546
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	45,840	45,840	30,560	30,560	—	30,560
	Total:	20,436,386	20,436,386	2,685,560	30,560	15,720,546	15,111,106
Robert Qutub	Salary[1]	650,000	1,300,000	650,000	650,000	—	650,000
	Bonus	1,950,000	2,925,000	975,000	—	975,000	975,000
	Accelerated Vesting of Awards[2]	3,810,434	3,810,434	—	—	3,810,434	3,810,434
	Life Insurance	—	—	—	—	795,000	—
	Continuation of Health Benefits	30,560	30,560	30,560	30,560	—	30,560
	Total:	6,440,994	8,065,994	1,655,560	680,560	5,580,434	5,465,994
Ross A. Curtis	Salary[1]	725,000	1,450,000	725,000	725,000	—	725,000
	Bonus	2,175,000	3,262,500	1,087,500	—	1,087,500	1,087,500
	Accelerated Vesting of Awards[2]	4,039,536	4,039,536	—	—	4,039,536	4,039,536
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	30,560	30,560	30,560	30,560	—	30,560
	Total:	6,970,096	8,782,596	1,843,060	755,560	7,127,036	5,882,596
Ian D. Branagan	Salary[1]	23,952	690,673	23,952	23,952	—	23,952
	Bonus	2,000,165	3,000,247	1,000,082	—	1,000,082	1,000,082
	Accelerated Vesting of Awards(2)	3,775,889	3,775,889	—	—	3,775,889	3,775,889
	Life Insurance	—	—	—	—	6,667,216	—
	Continuation of Health Benefits	8,349	8,349	8,349	8,349	—	8,349
	Total:	5,808,355	7,475,158	1,032,383	32,301	11,443,187	4,808,272
Sean G. Brosnan	Salary[1]	525,000	1,050,000	525,000	262,500	—	262,500
	Bonus	525,000	1,575,000	525,000	262,500	525,000	525,000
	Accelerated Vesting of Awards[2]	—	—	—	—	—	—
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	15,280	15,280	15,280	15,280	—	15,280
	Total:	1,065,280	2,640,280	1,065,280	540,280	2,525,000	802,780

[1] Consistent with the termination provisions of the named executive officers' employment agreements, amounts shown under "Salary" are based on multiples (as set forth in each of the named executive officers' respective employment agreement) of the

salaries in effect as of December 31, 2021, less the value of the non-compete consideration that was paid to Messrs. O'Donnell and Branagan on December 31, 2017 and certain yearly pre-payments that were paid to Messrs. O'Donnell and Branagan previously. Please see the narrative discussion above for details on the payments and benefits to which the named executive officer would be entitled upon a termination of employment. In addition, Mr. Branagan's December 31, 2021 salary has been converted from pounds sterling into U.S. dollars at the prevalent exchange rate of 1.35 on that date.

[2] Please see the narrative discussion above under "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" for more detail. The amount shown for Accelerated Vesting of Awards represents the sum of:

- the value of restricted share awards that had not yet vested as of December 31, 2021, based on the closing price of $169.33 per common share value on December 31, 2021; and

- the value of performance shares that had not yet vested as of December 31, 2021, based on the target number of performance shares for performance periods beginning on or after January 1, 2022 and on the actual number of performance shares earned for performance periods ending on or before December 31, 2021 and the closing price of $169.33 per common share on December 31, 2021.

Pay Ratio Disclosure

To identify our median employee, we determined the sum of 2021 base salary, target annual incentive bonus or spot bonus and target long-term cash or equity-based incentive award value for each individual, excluding Mr. O'Donnell, who was employed by us on December 31, 2021. As of December 31, 2021, we employed 635 people worldwide. For our employees who were paid in currency other than U.S. dollars, these amounts were converted into U.S. dollars at the applicable exchange rate on December 31, 2021. We included all employees, whether full-time or part-time. We annualized the compensation for full-time and part-time employees that were not employed by us for all of 2021. We did not make cost-of-living adjustments or any other assumptions, adjustments or estimates. We believe we are using a consistently applied compensation measure that reasonably reflects the annual compensation of our employees, as base salary, annual incentive bonus or spot bonus and long-term cash or equity-based incentive awards generally comprise nearly all of the annual compensation of our employees.

Furthermore, a majority of our employees receive annual long-term cash or equity-based incentive awards and participate in our bonus program, and the actual amount of the bonus paid is generally determined using a formula applied consistently to each employee's target bonus amount.

The following table sets forth the ratio of Mr. O'Donnell's annual total compensation as reported in the Summary Compensation Table to the annual total compensation of our median employee, calculated in accordance with the Summary Compensation Table rules, for the 2021 fiscal year:

	Annual Total Compensation
Kevin J. O'Donnell President and Chief Executive Officer	$8,868,902
Median Employee	$ 192,250
Ratio	**46.1:1**

First Amended and Restated 2016 Long-Term Incentive Plan



PROPOSAL 3

Approval of the RenaissanceRe Holdings Ltd. First Amended and Restated 2016 Long-Term Incentive Plan

The Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the appointment of First Amended and Restated 2016 Long-Term Incentive Plan.

Overview of Proposal

We are asking our shareholders to approve the First Amended and Restated 2016 Long-Term Incentive Plan (the "2016 Plan Restatement") to increase the number of common shares reserved for issuance under the plan by 925,000 common shares. Shareholders are also being asked to approve certain updates to eliminate plan provisions that were included in order to allow us to grant awards that would qualify as "performance-based" compensation for purposes of the exception to the deduction limitation under Section 162(m) of the Code prior to the repeal of such exception under the Tax Cuts and Jobs Act of 2017. The 2016 Plan Restatement also (i) extends the term of the 2016 LTI Plan until May 15, 2032, (ii) clarifies the treatment of awards during a participant's approved unpaid leave of absence, (iii) clarifies that we may accelerate a participant's termination date following the participant's provision of notice of his or her intention to resign at a future date without changing the characterization of the termination, and (iv) provides that the repurchase price for Company repurchases of unvested restricted stock following a participant's termination will be equal to the lesser of (x) the fair market value of the restricted stock on the date of repurchase, and (y) the original purchase price paid for the restricted stock less any dividends or other distributions or bonus received in respect of the restricted stock prior to the date of repurchase. Other than these changes, no other substantive changes are contemplated to the 2016 LTI Plan. The 2016 Plan Restatement was approved unanimously by the Board at its meeting on February 4, 2022.

As discussed below, the Board believes the amended and restated 2016 LTI Plan is essential to our continued success as it remains committed to our historical philosophy of incentivizing employees by tying a significant portion of their compensation to the interests of our shareholders. The existing share reserve under the 2016 LTI Plan may not be sufficient to satisfy the anticipated need for additional grants to eligible participants. As of March 16, 2022, there were 931,901 shares underlying outstanding awards under the 2016 LTI Plan (with the number of shares underlying outstanding unearned performance based-awards calculated based on maximum performance) and 510,732 shares remaining available for issuance under the 2016 LTI Plan. Based on our historical grant practices and certain other assumptions, including the price of our common shares, the additional 925,000 shares being requested, which represent approximately 2.1% of our 44,192,900 outstanding common shares and 2.1% of our fully diluted common shares as of March 16, 2022, together with the remaining shares available for issuance under the 2016 LTI Plan, are expected to provide us with the ability to grant awards under the 2016 LTI Plan for approximately 5 years, following which shareholders would be able to reevaluate any additional share authorization request.

If the 2016 Plan Restatement is not approved, we would be at a significant disadvantage for recruiting, retaining and motivating the high caliber individuals critical to our growth and profitability and could be forced to increase cash compensation, thereby reducing resources available to meet our business needs. Since our inception, the Board has sought to align the interests of our employees with the long-term interests of shareholders through, among other things, a determination to place a significant emphasis on equity-based compensation as a component of our compensation programs. The Board believes that equity compensation of the type available for grant under the 2016 LTI Plan, a cash- and stock-based incentive plan, furthers our goal of creating long-term value for our shareholders by fostering an ownership culture that encourages a focus on long-term performance, retention, and shareholder value-creation, and exposes our employees to economic diminishment if our share performance lags.

Alignment of the 2016 LTI Plan with the Interests of the Company and Shareholders

At RenaissanceRe, our people are our most valuable resource and are core to our success. The Board believes that using equity to retain and motivate our key employees is critical to the achievement of our long-term goals and it considered the following factors, among other things, when amending the 2016 LTI Plan:

- **Allows us to align participant and shareholder interests.** The Board believes that share ownership by employees, consultants and non-employee directors provides performance incentives and fosters long-term commitment to our benefit and to the benefit of our shareholders;

- **Allows us to recruit and retain top talent.** The Board believes that the proposed increase in the shares available under the amended 2016 LTI Plan will serve a critical role in attracting, retaining and motivating high caliber individuals essential to our success; and

- **Allows us to pay-for-performance.** The Board believes that equity compensation, by its very nature, is performance-based compensation and that the amended 2016 LTI Plan reflects our pay-for-performance philosophy and motivates our employees, consultants and non-employee directors to enhance our growth and profitability.

Key Features of the 2016 LTI Plan

The 2016 LTI Plan and our related governance practices and policies include many features that are designed to protect shareholder interests. A summary of these features follows, and a more detailed description of the features is included under the heading "Summary of the 2016 LTI Plan" below. The summaries in this proposal do not provide a complete description of all the provisions of the 2016 LTI Plan and are qualified in their entirety by reference to the full text of the 2016 LTI Plan, as amended and restated to reflect the 2016 Plan Restatement, which is attached to this proxy statement as "Appendix B."

First Amended and Restated 2016 Long-Term Incentive Plan

- **Annual Limits on Awards to Individual Participants.** The amended 2016 LTI Plan contains limits on the number of certain types of awards that may be granted to individual participants in a given fiscal year, as discussed below.

- **Fixed Reserve of Shares.** The number of shares of common stock available for grant under the 2016 LTI Plan is fixed and will not automatically increase because of an "evergreen" feature; shareholder approval is required to issue any additional shares, allowing our shareholders to have direct input on our equity compensation program.

- **No Repricing.** The 2016 LTI Plan prohibits the repricing of awards, as well as the cash buyout of underwater awards, without shareholder approval.

- **No Discounted Stock Options or Stock Appreciation Rights.** All stock options and stock appreciation rights must have an exercise price or base price equal to or greater than the fair market value of the underlying shares on the date of grant.

- **No Liberal Definition of "Change in Control."** The change in control definition contained in the 2016 LTI Plan is not a "liberal" definition that would be triggered on mere shareholder approval of a transaction.

- **Limitation on Term of Stock Options and Stock Appreciation Rights.** The maximum term of a stock option or stock appreciation right under the 2016 LTI Plan is 10 years.

- **No Dividends or Dividend Equivalents on Unearned Performance Awards.** The 2016 LTI Plan provides that participants will not receive any current payment of dividends or dividend equivalent rights on unvested or unearned performance awards.

- **Double-Trigger Vesting.** Pursuant to the 2016 LTI Plan, the vesting of awards that are assumed or substituted in connection with a change in control only accelerates as a result of the change in control if a participant experiences a qualifying termination within two years following the change in control.

- **Clawback.** Awards granted under the 2016 LTI Plan are subject to our clawback and/or recoupment policies.

- **Limitation on Amendments.** Amendments to the 2016 LTI Plan must be approved by our shareholders if shareholder approval is required by applicable law or the applicable rules of the national securities exchange on which our shares are principally listed or if the amendment would diminish the prohibitions on repricing stock options or stock appreciation rights.

- **No Automatic Grants.** The 2016 LTI Plan does not provide for automatic grants to any participant.

- **Independent Governance and Human Capital Committee.** Our Governance and Human Capital Committee, which administers the 2016 LTI Plan, consists entirely of independent directors.

- **No Tax Gross-Ups.** The 2016 LTI Plan does not provide for any tax gross-ups.

- **Minimum Vesting Period.** Awards under the 2016 LTI Plan generally must vest over a period of not less than one year from the date of grant.

- **Limits Annual Compensation for Non-Employee Directors.** The 2016 LTI Plan imposes a $1,500,000 annual limit on the cash and equity compensation payable to each of our non-employee directors.

Key Data

The following table includes information regarding our outstanding awards and common shares available for future awards under the existing 2016 LTI Plan as of March 16, 2022 (and without giving effect to approval of the 2016 Plan Restatement under this proposal):

	2016 LTI Plan
Total common shares underlying outstanding stock options	0
Weighted average exercise price of outstanding stock options	$0
Weighted average remaining contractual life of outstanding stock options	0
Total unvested restricted shares outstanding[1]	931,901
Total common shares currently available for grant	510,732

[1] Restricted shares include performance shares and time-vested restricted shares. All restricted shares are considered issued at the time of grant and are included in our outstanding common shares. Performance shares are issued at the maximum potential payout. The number of unvested restricted shares outstanding as of March 16, 2022 includes 21,979 unvested restricted shares held by our non-employee directors.

The Governance and Human Capital Committee monitors the annual burn rate and total dilution, and grants only of the number of stock-based awards that it believes are necessary to attract, reward and retain key employees, officers and other service providers. Burn rate, or run rate, refers to how fast a company uses the supply of shares authorized for issuance under its share incentive plan. Over the last three years, we have maintained an average burn rate of only 0.74% of common shares outstanding per year. Dilution measures the degree to which our shareholders' ownership has been diluted by stock-based compensation awarded under our share plans. The following table shows our burn rate and dilution percentages over the past three years:

Key Equity Metric	2019	2020	2021
Burn Rate[1]	0.72%	0.82%	0.68%
Dilution[2]	1.53%	1.51%	1.77%

[1] "Burn rate" is calculated by dividing the number of common shares subject to equity awards granted during the fiscal year by the weighted average number of common shares outstanding during the fiscal year.

[2] "Dilution" is calculated by dividing the number of common shares subject to equity awards outstanding at the end of the fiscal year by the number of common shares outstanding at the end of the fiscal year.

After giving effect to the proposed increase to the share reserve, the total fully-diluted overhang as of March 16, 2022 would be 5.4%. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding (denominator), with all data effective as of March 16, 2022.

Our future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity at the executive level; the rate at which shares are returned to the 2016 LTI Plan's reserve upon the awards' expiration, forfeiture or cash settlement; the future performance of our share price; and other factors.

First Amended and Restated 2016 Long-Term Incentive Plan

Summary of the 2016 LTI Plan

The following is a summary of certain material features of the 2016 LTI Plan.

Purpose

The 2016 LTI Plan is designed to assist us in attracting, retaining, motivating and rewarding certain of our key employees, officers, directors and other service providers, and to promote the creation of long-term value for our shareholders by closely aligning the interests of such individuals with those of the shareholders.

Administration

The 2016 LTI Plan is administered by the Governance and Human Capital Committee, which has the authority to designate participants, grant awards, determine the number of common shares to be covered by awards, determine the terms and conditions of any awards, and construe and interpret the 2016 LTI Plan and related award agreements. The Governance and Human Capital Committee has the authority to accelerate the vesting of outstanding awards for any reason, including upon a "corporate event" (as defined below), subject to the 2016 LTI Plan's double-trigger vesting limitation, or in the event of certain types of terminations of employment. To the extent permitted by applicable law, the Governance and Human Capital Committee is permitted to delegate its authority under the 2016 LTI Plan to officers or employees of the Company, although any award granted to any person who is not an employee of the Company (including any non-employee director of the Company or its affiliates) or who is subject to Section 16 of the Exchange Act must be expressly approved by the Governance and Human Capital Committee.

Shares Available for Issuance Under the 2016 LTI Plan and Limits on Awards

As of March 16, 2022, a total of 510,732 common shares were available for issuance under the existing 2016 LTI Plan, 931,901 common shares were underlying outstanding and unvested awards under the 2016 LTI Plan, and 692,459 vested common shares were outstanding that were issued under the 2016 LTI Plan. If our shareholders approve the 2016 Plan Restatement, an additional 925,000 common shares will be reserved and available for future issuance under the 2016 LTI Plan, bringing the total number of common shares reserved for issuance under the 2016 LTI Plan to 3,060,092, of which 1,435,732 common shares will initially be available for grant (not including any forfeitures occurring after March 16, 2022).

If any award granted under the 2016 LTI Plan expires or is canceled, forfeited, settled in cash or otherwise terminated without delivery of shares to a participant, the undelivered shares will again become available for awards under the 2016 LTI Plan. Any shares withheld for the payment of any exercise price or taxes relating to any award under the 2016 LTI Plan will not be deemed to constitute shares delivered and will be deemed to again be available for delivery under the plan.

Awards and the shares authorized under the 2016 LTI Plan are subject to adjustment as described below under "Changes in Capital Structure."

The maximum number of common shares subject to stock options, performance awards or stock appreciation rights that may be granted to any individual in any one calendar year may not exceed 500,000. Similarly, the maximum value of a performance award that is valued in dollars (as opposed to shares) that may be granted to any individual in any one year may not exceed $50,000,000.

If our shareholders approve the 2016 Plan Restatement, the maximum number of common shares reserved for issuance under the 2016 Plan Restatement that may be issued or transferred upon exercise or settlement of incentive stock options will be 3,060,092 shares. The maximum value of any awards granted to any non-employee director in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $1,500,000.

Awards and the common shares authorized under the 2016 LTI Plan, as well as any individual share limits, are subject to adjustment as described below under "Changes in Capital Structure."

The closing price of a common share as reported on The New York Stock Exchange on March 16, 2022 was $147.81 per common share.

Eligibility

The following individuals are eligible to participate in the 2016 LTI Plan:

- employees and officers of the Company or its affiliates,
- non-employee directors of the Company or its affiliates,
- other individuals who provide substantial services to the Company or its affiliates as a consultant or advisor (or a wholly owned alter ego entity of such an individual), and who are designated as eligible by the Governance and Human Capital Committee, and
- prospective employees of the Company or its affiliates, although such individuals may not receive any payment or exercise any rights relating to awards until they have actually commenced employment.

As of March 16, 2022, there were approximately 659 employees, officers, directors and other individuals eligible to participate in the 2016 LTI Plan.

Grants of Awards

Pursuant to the 2016 LTI Plan, the Governance and Human Capital Committee may grant awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards (including cash-based performance awards), and other stock-based awards.

Stock Options. We have not granted stock options to anyone, including our named executive officers, since 2008 and have no present intention to grant stock options in the near term. No stock options are currently outstanding. However, to maintain maximum flexibility, the 2016 LTI Plan allows the grant of both incentive stock options, within the meaning of Section 422(b) of the Code, and non-qualified stock options.

A stock option granted under the 2016 LTI Plan provides a participant with the right to purchase, within a specified period of time, a stated number of common shares at the price specified in the applicable award agreement. The exercise price applicable to a stock option is set by the Governance and Human Capital Committee at the time of grant and may not be less than the fair market value of a common share on the date of grant.

Stock options vest in accordance with the terms of the applicable award agreement. The maximum term of a stock option granted under the 2016 LTI Plan is 10 years from the date of grant (or five years in the case of an incentive stock option granted to a 10% shareholder). Payment of the exercise price of a stock option may be made in a manner approved by the Governance and Human Capital Committee, which may include any of the following payment methods: cash, common shares, pursuant to a broker-assisted cashless exercise in accordance with procedures approved by the Governance and Human Capital Committee, pursuant to a delivery of a notice of "net exercise," or in any other form of consideration approved by the Governance and Human Capital Committee.

The 2016 LTI Plan provides that participants whose employment is terminated (i) for "cause" (as such term is defined in the 2016 LTI Plan) or (ii) due to the participant's termination for any reason other than for "cause" after the occurrence of an event that would be grounds for a termination for "cause," will forfeit all of their stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock options and retain their vested stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock options. The Governance and Human Capital Committee may also exercise its discretion to provide for different treatment of stock options upon termination.

No incentive stock options may be granted under the 2016 LTI Plan following the 10th anniversary of the date the 2016 Plan Restatement was adopted by the Board.

Stock Appreciation Rights. A stock appreciation right is a conditional right to receive an amount equal to the value of the appreciation in the common shares over a specified period. Stock appreciation rights may be settled in common shares, cash or other property, as specified in the award agreement or as determined by the Governance and Human Capital Committee. The base price applicable to a stock appreciation right is set by the Governance and Human Capital Committee at the time of grant and may not be less than the fair market value of a common share on the date of grant.

The maximum term of a stock appreciation right granted under the 2016 LTI Plan is 10 years from the date of grant. Upon exercise of a stock appreciation right, payment in respect of such stock appreciation right may be made in cash, common shares, or property as specified in the applicable award agreement or as determined by the Governance and Human Capital Committee, in each case having a value in respect of each common share underlying the portion of the stock appreciation right so exercised, equal to the difference between the base price of such stock appreciation right and the fair market value of a common share on the exercise date.

The 2016 LTI Plan provides that participants whose employment is terminated (i) for "cause" (as such term is defined in the 2016 LTI Plan) or (ii) due to the participant's termination for any reason other than for "cause" after the occurrence of an event that would be grounds for a termination for "cause," will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights and retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights. The Governance and Human Capital Committee may also exercise its discretion to provide for different treatment of stock appreciation rights upon termination.

Restricted Stock. An award of restricted stock is a grant of common shares which are subject to limitations on transfer during a restricted period established in the applicable award agreement. Holders of restricted stock generally have the rights and privileges of a shareholder with respect to their restricted stock. Unless otherwise set forth in an award agreement, dividends with respect to the restricted stock are withheld by the Company on behalf of the participant and are subject to vesting and forfeiture to the same degree as the shares of restricted stock to which such dividends relate.

Except as otherwise provided by the Governance and Human Capital Committee, in the event a participant is terminated for any reason, the vesting of the participant's restricted stock will cease, and as soon as practicable following the termination, the Company will repurchase all of such participant's unvested shares of restricted stock at a purchase price equal to the lesser of (i) the fair market value of the restricted stock on the date of repurchase, and (ii) the original purchase price paid for the restricted stock less any dividends or other distributions or bonus received in respect of the restricted stock prior to the date of repurchase, provided that if the original purchase price was $0, the unvested shares of restricted stock will be forfeited to the Company by the participant for no consideration.

Restricted Stock Units. A restricted stock unit is a notional unit representing the right to receive one common share (or the cash value of one common share) on a specified settlement date. When a participant satisfies the conditions of the restricted stock unit award established by the Governance and Human Capital Committee in the applicable award agreement, the award is settled in common shares, cash or property, as determined by the Governance and Human Capital Committee in its discretion. Unless otherwise set forth in an award agreement, a participant is not entitled to any dividends or dividend equivalents with respect to the restricted stock units prior to settlement.

Except as otherwise provided by the Governance and Human Capital Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant's restricted stock units will cease, all of the participant's unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any shares remaining undelivered with respect to the participant's vested restricted stock units will be delivered on the delivery date or dates specified in the applicable award agreement.

Performance Awards. A performance award (which may be classified as a performance share, performance unit or cash award) represents the right to receive certain amounts based on the achievement of pre-determined performance goals during a designated performance period. The terms of each performance award are set forth in the applicable award agreement. The Governance and Human Capital Committee is responsible for setting the applicable performance goals.

Performance goals may be established on a Company-wide basis, project or geographical basis or, as the context permits, with respect to one or more business units, divisions, lines of business or business segments, subsidiaries, products, regions, or other operational units or departments of the Company (or in combination thereof) or may be related to the performance of an individual participant and may be expressed in absolute terms, or relative or comparative to (i) current internal targets or budgets, (ii) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (iii) the performance of one or more similarly situated companies, (iv) the performance of an index covering multiple companies, or (v) other external measures of the selected performance criteria. Performance goals may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

The Governance and Human Capital Committee is authorized to make appropriate adjustments in the method of calculating the attainment of applicable performance goals to provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with "generally accepted accounting principles," to any of the business criteria for one or more of the following items of gain, loss, profit or expense: (i) determined to be extraordinary, unusual or non-recurring in nature; (ii) related to changes in accounting principles under "generally accepted accounting principles" or tax laws; (iii) related to currency fluctuations; (iv) related to financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (v) related to restructuring, divestitures, productivity initiatives or new business initiatives; (vi) related to discontinued operations that do not qualify as a segment of business under "generally accepted accounting principles"; (vii) attributable to the business operations of any entity acquired by the Company during the fiscal year; (viii) non-operating items; and (ix) acquisition or divestiture expenses.

Performance awards that have been earned as a result of the relevant performance goals being achieved may be paid in the form of cash, common shares or other awards under the 2016 LTI Plan (or some combination thereof). Except as otherwise provided by the Governance and Human Capital Committee, if a participant is terminated for any reason prior to the end of an applicable performance period, the participant will forfeit all performance awards held by such participant.

Other Stock-Based Awards. The 2016 LTI Plan authorizes the Governance and Human Capital Committee to grant other awards that may be denominated in, payable in, valued in, or otherwise related to our common shares. Such awards and the terms applicable to such awards are set forth in award agreements.

Clawback; Sub-Plans. All awards granted under the 2016 LTI Plan are subject to incentive compensation clawback and recoupment policies implemented by the Board (or a committee or subcommittee of the Board) from time to time. In addition, the Governance and Human Capital Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2016 LTI Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants in a manner deemed by the Governance and Human Capital Committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

No Repricing of Awards. No awards may be repriced without shareholder approval. For purposes of the 2016 LTI Plan, "repricing" means any of the following: (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments as described below under "Changes in Capital Structure"), (ii) any other action that is treated as a repricing under "generally accepted accounting principles," and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying common shares.

Minimum Vesting Period. Except as provided below, no award granted under the 2016 LTI Plan (other than any cash-based performance award) may vest over a period that is less than one year from the date of grant. The foregoing minimum vesting period does not apply: (i) to awards granted in payment of or exchange for an equivalent amount of salary, bonus or other earned cash compensation (including performance shares); (ii) to a substitute award that does not reduce the vesting period of the award being replaced or assumed; or (iii) to awards involving an aggregate number of common shares not in excess of 5% of the aggregate number of common shares that may be delivered in connection with awards under the 2016 LTI Plan (subject to adjustment as described below under "Changes in Capital Structure").

Changes in Capital Structure

In the event of (i) any change in our outstanding common shares or capital structure by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization, (ii) the declaration of any extraordinary dividend, or (iii) any change in applicable laws or circumstances that results or could result in the substantial dilution or enlargement of participants' rights under the 2016 LTI Plan, the Governance and Human Capital Committee will equitably and proportionately adjust or substitute, as determined by the Governance and Human Capital Committee in its sole discretion, the aggregate number of common shares that may be granted pursuant to awards, the number of common shares covered by outstanding awards under the 2016 LTI Plan, and the per-share price of common shares underlying outstanding awards under the 2016 LTI Plan.

Corporate Events

For purposes of the 2016 LTI Plan, a "corporate event" means:

- a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation,
- a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of common shares receive securities of another corporation or other property or cash,
- a "change in control" (as defined in the 2016 LTI Plan), or
- a reorganization, dissolution or liquidation of the Company.

Pursuant to the 2016 LTI Plan, in connection with a corporate event, the Governance and Human Capital Committee may take any of the following actions:

- require that outstanding awards be assumed or substituted in connection with such event,
- accelerate the vesting of any outstanding awards not assumed or substituted in connection with such event, subject to the consummation of such event; provided that any awards that vest subject to the achievement of performance criteria will be deemed earned (i) based on actual performance through the date of the corporate event or (ii) at the target level (or if no target is specified, the maximum level), in the event actual performance cannot be measured through the date of the corporate event, in each case, with respect to any unexpired performance periods or performance periods for which satisfaction of the performance criteria or other material terms for the applicable performance period has not been certified by the Governance and Human Capital Committee prior to the date of the corporate event,
- cancel outstanding awards not assumed or substituted in connection with such event upon the consummation of such event (whether vested or unvested) and provide award holders with the per-share consideration being received by our shareholders in connection with such event in exchange for their awards (or, with respect to a cash award, the amount payable pursuant to the award),
- cancel all outstanding stock options, stock appreciation rights or other awards (whether vested or unvested) subject to exercise not assumed or substituted in connection with such event as of the consummation of such event, and provide the holder at least 10 days to exercise each stock option, stock appreciation right or other award canceled prior to the consummation of such event, or
- replace outstanding awards with a cash incentive program that preserves the value of the replaced awards and contains identical vesting conditions.

Pursuant to the 2016 LTI Plan, the vesting, payment, purchase or distribution of any award that is assumed or substituted in connection with a "change in control" will not be accelerated by reason of the "change in control" for any participant unless the participant's employment is involuntarily terminated (or, in the case of a non-employee director of the Company, if the non-employee director's service on the Board terminates in connection with or as a result of a "change in control") during the two-year period commencing on the "change in control." Unless otherwise determined by the Governance and Human Capital Committee, any award held by a participant whose employment is involuntarily terminated during the two-year period commencing on a "change in control" will immediately vest as of the date of such termination.

Non-Transferability of Awards

Except as otherwise provided by the Governance and Human Capital Committee, awards are generally non-transferable other than by will or the laws of descent and distribution and restricted stock is generally non-transferable.

Termination and Amendment

The Board or the Governance and Human Capital Committee may amend or terminate the 2016 LTI Plan at any time, except that no amendment may, without shareholder approval, violate the shareholder approval requirements of the national securities exchange on which the common shares are principally listed. Unless sooner terminated, the 2016 LTI Plan will terminate on the day before the 10th anniversary of the date the shareholders of the Company approve the 2016 Plan Restatement.

Certain U.S. Federal Income Tax Consequences

The following is a brief discussion of certain U.S. federal income tax consequences for awards granted under the 2016 LTI Plan. The 2016 LTI Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and it is not, nor is it intended to be, qualified under Section 401(a) of the Code. This discussion is based on current law, is not intended to constitute tax advice, and does not address all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal circumstances and does not describe foreign, state, or local tax consequences, which may be substantially different. Holders of awards under the 2016 LTI Plan are encouraged to consult with their own tax advisors.

Non-Qualified Stock Options and Stock Appreciation Rights. With respect to non-qualified stock options and stock appreciation rights, (i) no income is realized by a participant at the time the award is granted; (ii) generally, at exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise or base price paid for the shares and the fair market value of the shares on the date of exercise, and the participant's employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (iii) upon a subsequent sale of the stock received on exercise, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held, and no deduction will be allowed to such participant's employer.

Incentive Stock Options. No income is realized by a participant upon the grant or exercise of an incentive stock option, however, such participant is generally required to include the excess of the fair market value of the shares at exercise over the exercise price in his or her alternative minimum taxable income. If shares are issued to a participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such participant within two years after the date of grant or within one year after the transfer of such shares to such participant, then (i) upon sale of such shares, any amount realized in excess of the exercise price will be taxed to such participant as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the participant's employer for federal income tax purposes.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, generally (i) the participant will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the participant's employer will generally be entitled to deduct such amount for federal income tax purposes. Any further gain (or loss) realized by the participant will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by the employer.

Subject to certain exceptions for disability or death, if an incentive stock option is exercised more than three months following termination of employment, the exercise of the stock option will generally be taxed as the exercise of a non-qualified stock option.

Other Stock-Based Awards. The tax effects related to other stock-based awards under the 2016 LTI Plan are dependent upon the structure of the particular award.

Withholding. At the time a participant is required to recognize ordinary compensation income resulting from an award, such income will be subject to federal (including, except as described below, Social Security and Medicare tax) and applicable state and local income tax and applicable tax withholding requirements. If such participant's year-to-date compensation on the date of exercise exceeds the Social Security wage base limit for such year ($147,000 in 2022), such participant will not have to pay Social Security taxes on such amounts. We are required to report to the appropriate taxing authorities the ordinary income received by the participant, together with the amount of taxes withheld to the Internal Revenue Service and the appropriate state and local taxing authorities.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year per person to its chief executive officer and chief financial officer at any time during the taxable year and the three other highest-paid executive officers (other than the chief executive officer and the chief financial officer) employed at the end of that company's fiscal year, subject to certain exceptions. If an individual is determined to be a covered employee for any taxable year beginning after December 31, 2016, then that individual will remain a covered employee for all future years, including following any termination of employment, regardless of any changes in the individual's compensation or position.

Section 409A. Certain awards under the 2016 LTI Plan may be subject to Section 409A of the Code, which regulates "nonqualified deferred compensation" (as defined in Section 409A of the Code). If an award under the 2016 LTI Plan (or any other Company plan) that is subject to Section 409A of the Code is not administered in compliance with Section 409A of the Code, then all compensation under the 2016 LTI Plan that is considered "nonqualified deferred compensation" (and awards under any other Company plan that are required pursuant to Section 409A of the Code to be aggregated with the award under the 2016 LTI Plan) will be taxable to the participant as ordinary income in the year of the violation, or if later, the year in which the compensation subject to the award is no longer subject to a substantial risk of forfeiture. In addition, the participant will be subject to an additional tax equal to 20% of the compensation that is required to be included in income as a result of the violation, plus interest from the date that the compensation subject to the award was required to be included in taxable income.

Section 457A. Awards under the 2016 LTI Plan that constitute "nonqualified deferred compensation" (as defined in Section 457A of the Code) to participants employed by "nonqualified entities" (as defined in Section 457A of the Code) are subject to U.S. income inclusion in the year in which the awards are no longer subject to a substantial risk of forfeiture, which may occur prior to when shares are distributable to a participant pursuant to the terms of the award. Reporting and withholding requirements may apply. A failure to timely report U.S. income or pay associated taxes in accordance with Section 457A of the Code may result in late tax payment or under-reporting penalties for an affected participant, and in certain circumstances, an additional 20% tax. Generally, a "nonqualified entity" is any foreign corporation unless substantially all of its income is effectively connected with the conduct of a trade or business in the United States, or unless it is subject to a comprehensive foreign income tax. Certain entities that would be taxed as partnerships in the United States also may be treated as "nonqualified entities" unless substantially all income of the entity (or allocated by the entity to its partners) is subject to U.S. income tax or another comprehensive foreign income tax.

Certain Rules Applicable to "Insiders." As a result of the rules under Section 16(b) of the Exchange Act, depending upon the particular exemption from the provisions of Section 16(b) utilized, "insiders" (as defined in Section 16(b)) may not receive the same tax treatment as set forth above with respect to the grant and/or exercise or settlement of awards. Generally, insiders will not be subject to taxation until the expiration of any period during which they are subject to the liability provisions of Section 16(b) with respect to any particular award. Insiders should check with their own tax advisors to ascertain the appropriate tax treatment for any particular award.

New Plan Benefits

Because awards to be granted in the future under the 2016 LTI Plan are at the discretion of the Governance and Human Capital Committee, it is not possible to determine the benefits or the amounts that have been or will be received by eligible participants under the 2016 LTI Plan, as amended and restated to reflect the 2016 Plan Restatement.

Future Plan Awards

No awards have been granted to any participant pursuant to the 2016 LTI Plan that are contingent upon the approval by our shareholders of the 2016 Plan Restatement. We anticipate that equity-based awards may be granted in the discretion of the Governance and Human Capital Committee under the 2016 LTI Plan out of the additional common shares to be reserved for issuance in connection with the approval of the 2016 Plan Restatement; however, the number of common shares that may be so granted will be based upon various prospective factors, including the nature of services to be rendered by the eligible participants and their potential contributions to our success. Accordingly, the number, type and grantee(s) of actual future awards cannot be determined at this time.

Equity Compensation Plan Information

The information set forth in the table below is as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders[2]	—	—	835,355
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	835,355

[1] As of December 31, 2021, there were no outstanding options. A total of 785,001 unvested restricted shares (including both time-vested restricted shares and performance shares) were excluded from column (a) as those shares are considered issued at the time of grant. Unvested restricted shares were also excluded from column (c) as they are no longer available for future issuance.

[2] Plans previously approved by the shareholders include the 2016 LTI Plan. As described in "Proposal 3: Approval of the RenaissanceRe Holdings Ltd. First Amended and Restated 2016 Long-Term Incentive Plan" we are seeking shareholder approval of the 2016 Plan Restatement, which will increase the share reserve under the 2016 LTI Plan by 925,000 common shares, at this Annual Meeting.

First Amended and Restated 2016 Long-Term Incentive Plan

Audit Matters

PROPOSAL 4

Approval of the Appointment of Independent Registered Public Accounting Firm and Referral of the Determination of the Auditor's Remuneration to the Board of Directors



The Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2022 fiscal year and the referral of the determination of the auditor's remuneration to the board of directors.

Overview of Proposal

The Audit Committee evaluates the performance of our independent registered public accounting firm each year and determines whether to reengage them or consider other firms. In doing so, the Audit Committee considers the auditor's service quality and efficiency, capability, technical expertise and knowledge of our operations and industry. In addition, the Audit Committee is involved in the selection of our independent registered public accounting firm's lead engagement partner and ensures that the mandated rotation of the lead partner occurs routinely.

As a matter of good corporate governance, the Audit Committee took a number of steps in 2021 in consideration of a potential audit firm rotation. Ernst & Young Ltd., the Company's independent registered public accounting firm for the fiscal year ended December 31, 2021, had served as the Company's auditor since 1993. Over the course of 2021, the Audit Committee invited several registered public accounting firms, including Ernst & Young Ltd., to participate in the process. Following an extensive evaluation, and upon recommendation of the Audit Committee, in July 2021, the Board appointed PricewaterhouseCoopers Ltd. to serve as our independent registered public accounting firm for the 2022 fiscal year. Since July 2021, the Audit Committee and PricewaterhouseCoopers Ltd. have confirmed PricewaterhouseCoopers Ltd.'s independence and commenced the engagement for the 2022 fiscal year. The appointment of PricewaterhouseCoopers Ltd. is subject to the approval of the Company's shareholders at the Annual Meeting.

A representative of PricewaterhouseCoopers Ltd. is expected to attend the Annual Meeting. The representative will have an opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions from shareholders.

Recommendation and Vote

In accordance with Bermuda law, our shareholders have the authority to approve the appointment of our independent registered public accounting firm and a proposal will be submitted to the shareholders at the Annual Meeting for approval of the appointment of PricewaterhouseCoopers Ltd. Shareholders at the Annual Meeting will also be asked to vote to refer the determination of the auditor's remuneration to the Board. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Additional Information Regarding Change of Independent Auditor

As reported in our Current Report on Form 8-K, filed August 3, 2021, and amended on February 4, 2022, Ernst & Young Ltd. continued as our independent registered public accounting firm until the completion of its audit of our consolidated financial statements for the fiscal year ended December 31, 2021 included in our Annual Report on Form 10-K filed on February 4, 2022. Ernst & Young Ltd.'s reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through February 4, 2022, there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between us and Ernst & Young Ltd. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Ernst & Young Ltd.'s satisfaction, would have caused Ernst & Young Ltd. to make reference thereto in their reports, and no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through February 4, 2022, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers Ltd. regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Ltd. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or any matter that was the subject of a disagreement (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The Company requested that Ernst & Young Ltd. furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements contained in the Company's Current Report on Form 8-K filed August 3, 2021, and amended on February 4, 2022. A copy of Ernst & Young Ltd.'s letter, dated February 4, 2022, was filed as an exhibit to such Form 8-K/A.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees billed by Ernst & Young Ltd. during our 2021 and 2020 fiscal years.

Type of Fees	Fiscal 2021 ($)	Fiscal 2020 ($)
Audit Fees	5,519,098	5,761,117
Audit-Related Fees	101,010	99,030
Tax Fees	—	—
All Other Fees	—	—
Total	5,620,108	5,860,147

Audit Fees. Audit fees for 2021 and 2020 consist of fees for (a) the audit of our annual financial statements, (b) review of our quarterly financial statements, (c) statutory audits, and (d) assistance with and review of documents filed with the SEC (including comfort letters and consents).

Audit-Related Fees. Audit-related fees for both 2021 and 2020 principally related to audits of our employee benefits plans.

Tax Fees. Ernst & Young Ltd. did not perform any tax-related services for us during our 2021 and 2020 fiscal years.

All Other Fees. Ernst & Young Ltd. did not perform any other services for us during our 2021 and 2020 fiscal years.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for managing our relationship with our independent auditor. The Audit Committee has the sole authority to appoint and engage our auditor, subject to approval and ratification by the shareholders. The Audit Committee regularly reviews the auditor's work plan, bills, and work product.

The Audit Committee must pre-approve all audit services and permitted non-audit services performed for us by our auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may delegate the authority to grant pre-approvals of audit and permitted non-audit services to a subcommittee of its members, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. All engagements of Ernst & Young Ltd. to provide audit and audit-related services to us during 2020 and 2021 were pre-approved by the Audit Committee.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing our financial statements, and for the public reporting process. Our independent auditor (Ernst & Young Ltd. for 2021 and prior years, and PricewaterhouseCoopers Ltd. beginning in 2022), is responsible for expressing opinions on the conformity of our audited financial statements with generally accepted accounting principles in the United States and on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditor, for the purpose of preparing or issuing an audit report. In fulfilling its oversight responsibilities, the Audit Committee reviewed (i) management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young Ltd.'s evaluation of our internal control over financial reporting, and (ii) the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2021 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young Ltd. the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Commission, including its judgments as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments, all critical accounting policies and practices to be used, material alternative accounting treatments within generally accepted accounting principles discussed with management and other material written communications between Ernst & Young Ltd. and management. The Audit Committee has discussed with Ernst & Young Ltd. its independence from both management and the Company and has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board.

The Audit Committee discussed with Ernst & Young Ltd. the overall scope and plans for its audit. The Audit Committee met with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the Commission.

David C. Bushnell, Chair
Valerie Rahmani
Carol P. Sanders

Security Ownership

Security Ownership of Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 16, 2022 for each person known by us to own beneficially 5% or more of our outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares	Percentage of Class[1]
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	4,611,480	10.4%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	3,980,328	9.0%
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, MD 21202	3,697,314	8.4%
Capital World Investors[5] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	2,420,550	5.5%
State Street Corporation[6] State Street Financial Center 1 Lincoln Street Boston, MA 02111	2,418,598	5.5%
State Farm Mutual Automobile Insurance[7] One State Farm Plaza Bloomington, IL 61710	2,399,303	5.4%

[1] The percentage of class shown is based on the common shares reported as beneficially owned on Schedule 13G or Schedule 13G/A and 44,192,900 common shares outstanding as of March 16, 2022.

[2] According to a Statement on Schedule 13G/A filed on February 10, 2022 by The Vanguard Group ("Vanguard"), Vanguard was the beneficial owner of 4,611,480 common shares as of December 31, 2021. Vanguard has the shared power to vote or direct the vote of 33,907 common shares, sole power to dispose of or to direct the disposition of 4,511,968 common shares and shared power to dispose or direct the disposition of 99,512 common shares. On May 11, 2018, we granted Vanguard a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. Vanguard has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by Vanguard will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

[3] According to a Statement on Schedule 13G/A filed on February 1, 2022 by BlackRock, BlackRock was the beneficial owner of 3,980,328 common shares as of December 31, 2021. BlackRock has the sole power to vote or to direct the voting of 3,783,608 common shares and sole power to dispose of or to direct the disposition of 3,980,328 common shares. On November 15, 2016, we granted BlackRock a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. BlackRock has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by BlackRock will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

[4] According to a Statement on Schedule 13G filed on February 14, 2022 by T. Rowe Price Associates, Inc., T. Rowe Price Associates, Inc. was the beneficial owner of 3,697,314 common shares as of December 31, 2021. T. Rowe Price Associates, Inc. has the sole power to vote or to direct the voting of 1,719,500 common shares and sole power to dispose of or to direct the disposition of 3,697,314 common shares.

(5) According to a Statement on Schedule 13G filed on February 11, 2022 by Capital World Investors, Capital World Investors was the beneficial owner of 2,420,550 common shares as of December 31, 2021. Capital World Investors has the sole power to vote or to direct the voting of 2,420,550 common shares and sole power to dispose of or to direct the disposition of 2,420,550 common shares.

(6) According to a Statement on Schedule 13G/A filed on February 14, 2022 by State Street Corporation, State Street Corporation was the beneficial owner of 2,418,598 common shares as of December 31, 2021. State Street Corporation has the shared power to vote or direct the vote of 1,815,886 common shares and shared power to dispose or direct the disposition of 2,418,598 common shares.

(7) According to a Statement on Schedule 13G filed on February 2, 2022 by State Farm, State Farm was the beneficial owner of 2,399,303 common shares as of December 31, 2021. State Farm has the sole power to vote or to direct the voting of 2,399,303 common shares and sole power to dispose of or to direct the disposition of 2,399,303 common shares.

Security Ownership of Management

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 16, 2022 for each of our named executive officers, directors and director nominees and all of our executive officers and directors as a group. Unless otherwise noted below, each of these individuals had sole voting and dispositive power with respect to the common shares beneficially owned by him or her.

Name of Beneficial Owner	Number of Common Shares	Percentage of Class[1]
Kevin J. O'Donnell[2]	272,359	*
Robert Qutub[3]	67,365	*
Ross A. Curtis[4]	146,659	*
Ian D. Branagan[5]	72,022	*
Sean G. Brosnan[6]	19,888	*
David C. Bushnell[7]	20,514	*
James L. Gibbons[7]	27,203	*
Shyam Gidumal	—	*
Brian G. J. Gray[7]	16,121	*
Jean D. Hamilton[7]	26,690	*
Duncan P. Hennes[7]	5,927	*
Henry Klehm III[7]	19,677	*
Valerie Rahmani[7]	5,927	*
Carol P. Sanders[7]	7,144	*
Anthony M. Santomero[7]	20,514	*
Cynthia Trudell[7]	3,765	*
All of our executive officers and directors (18 persons)[8]	755,696	1.7%

* Less than 1%

[1] The percentage of class shown is based on 44,192,900 common shares outstanding as of March 16, 2022.

[2] Includes (i) 38,874 time-vested restricted shares that have not yet vested and (ii) 90,650 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 1,079 shares held by a limited partnership for the benefit of Mr. O'Donnell's family.

[3] Includes (i) 12,931 time-vested restricted shares that have not yet vested and (ii) 29,804 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

[4] Includes (i) 14,014 time-vested restricted shares that have not yet vested and (ii) 32,172 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

[5] Includes (i) 13,006 time-vested restricted shares that have not yet vested and (ii) 30,240 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 1,371 common shares held by one of Mr. Branagan's children.

[6] Includes 9,798 time-vested restricted shares that have not yet vested.

[7] Includes the following number of restricted shares granted in payment of directors' fees that have not yet vested: 2,004 restricted shares for Messrs. Bushnell, Gray, Hennes, Klehm and Santomero and Mses. Hamilton, Sanders, and Trudell and Dr. Rahmani; 3,943 restricted shares for Mr. Gibbons.

[8] Includes 121,238 time-vested restricted shares that have not yet vested.

General Information

About the Proxy Materials and the Annual Meeting

This proxy statement summarizes the information you need to know to vote at the Annual Meeting. The notice regarding the availability of proxy materials, this proxy statement, the Notice of Annual General Meeting of Shareholders and the proxy card are first being made available to shareholders on or about March 28, 2022, concurrently with the distribution of our 2021 Annual Report to Shareholders. Our Annual Report shall not be deemed to be part of this proxy statement.

Record Date

The Board has set March 16, 2022 as the record date for the Annual Meeting. On the record date, there were 44,192,900 shares of our common stock outstanding and entitled to vote.

Shareholders Entitled to Vote

If you were the beneficial owner of common shares held in street name, or a shareholder of record with respect to our common shares at the close of business on the record date, you are entitled to notice of, and may vote at, the Annual Meeting. The common shares are our only class of equity securities outstanding and entitled to vote at the Annual Meeting.

Each of our common shares entitles its holder to one vote on each matter that is voted upon at the Annual Meeting or any postponements or adjournments thereof, subject to certain provisions of our Bye-laws that reduce the total voting power of any shareholder owning, directly or indirectly, beneficially or otherwise, as described in our Bye-laws, more than 9.9% of the common shares to not more than 9.9% of the total voting power of our capital stock unless otherwise waived at the discretion of the Board. In addition, the Board may limit a shareholder's voting rights where the Board deems it necessary to do so to avoid adverse tax, legal or regulatory consequences. The reduction of such voting power may have the effect of increasing another shareholder's voting power to more than 9.9%, thereby requiring a corresponding reduction in such other shareholder's voting power.

Because the applicability of the voting power reduction provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, we request that any holder of common shares with reason to believe that it is a shareholder whose common shares carry more than 9.9% of the voting power of RenaissanceRe contact us promptly so that we may determine whether the voting power of such holder's common shares should be reduced. The Board is empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of common shares, the names of persons having beneficial ownership of the shareholder's common shares, relationships with other shareholders or any other facts the directors may consider relevant to the determination of the number of common shares attributable to any person. The Board may disregard the votes attached to common shares of any holder who fails to respond to such a request or who, in the Board's judgment, submits incomplete or inaccurate information. The Board retains the discretion to make such final adjustments that it considers fair and reasonable in all circumstances as to the aggregate number of votes attaching to the common shares of any shareholder to ensure that no shareholder's voting power is more than 9.9% of the total voting power of our capital stock at any time.

These voting power restrictions may be waived by the Board in its sole discretion. To date, the Board has consistently enforced these voting power restrictions.

Quorum

Two persons present in person and throughout the Annual Meeting representing in person or by proxy more than 50% of the issued common shares entitled to vote on the matters to be considered at the Annual Meeting form a quorum for the transaction of business at the Annual Meeting. Withheld votes for the election of directors, abstentions and "broker non-votes" (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will be counted for purposes of determining whether a quorum is present.

Vote Required

The Board has adopted a majority vote standard in uncontested director elections, which means that director nominees for whom the number of votes cast FOR that director's election exceeds the number of votes cast AGAINST that director's election (with abstentions and broker non-votes not counted as a vote cast either FOR or AGAINST a director's election) will be elected as a director at the Annual Meeting. In the event that a nominee for election fails to receive a majority of the votes cast at an election which is uncontested, such nominee will tender an irrevocable resignation, and the Board will decide whether to accept or reject the resignation no later than ninety (90) days following certification of the election results. Because we did not receive proper advance notice in accordance with our Bye-laws of any shareholder nominees for director, the election of directors solicited hereby is an uncontested election.

Your bank, broker or other nominee is not permitted to vote your shares on any proposal that is considered to be non-routine under the rules of the NYSE unless it has received your specific voting instructions with respect to that proposal. For routine matters, unless your proxy indicates otherwise, the persons named as your proxies will vote your shares according to the recommendation of the Board.

A hand vote will be taken unless a poll is requested pursuant to our Bye-laws.

The following table summarizes the voting options, vote required for approval and effect of abstentions and broker non-votes for each proposal to be considered at the Annual Meeting:

Proposal	Board Recommendation	Voting Options	Voting Approval Standard	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of one Class I and four Class III director nominees	✅ FOR each director nominee	FOR, AGAINST or ABSTAIN for each director nominee	The number of votes cast FOR that director's election exceeds the number of votes cast AGAINST that director's election as a director at the Annual Meeting	No effect	No	No effect
Advisory vote on the compensation of our named executive officers	✅ FOR	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	No	No effect
Approval of the First Amended and Restated RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan	✅ FOR	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	No	No effect
Approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2022 fiscal year and the referral of the auditor's remuneration to the Board	✅ FOR	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	Yes	Not applicable

How to Vote

Shareholder of Record

If your common shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and the notice regarding the availability of proxy materials was sent directly to you by Broadridge Financial Solutions, Inc. ("Broadridge"), our tabulation agent and inspector of election.

If you are a shareholder of record, you may vote in person at the Annual Meeting, in which case we will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote (1) by proxy over the Internet by following the instructions provided in the notice; or (2) if you requested printed copies of the proxy materials by mail, you must either (a) fill out the enclosed proxy card, date and sign it and return it in the enclosed postage paid envelope; or (b) vote using the Internet (instructions are on the proxy card).

Beneficial Owner of Common Shares Held in Street Name

If your common shares are held in an account at a brokerage firm, bank, broker-dealer or similar organization, then you are the beneficial owner of common shares held in street name, and the notice regarding the availability of proxy materials should have been forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner of common shares held in street name, you have the right to direct that organization on how to vote the common shares held in your account.

If you are a beneficial owner of common shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain and produce at the Annual Meeting a valid proxy from the organization that holds your common shares along with valid identification. We will give you a ballot when you arrive.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you have the right to direct your brokerage firm, bank, broker-dealer or similar organization on how to vote the common shares held in your account. Please refer to the voting instructions provided by such organization for directions as to how to vote the common shares that you beneficially own.

Revoking Your Proxy

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. You may vote again on a later date by following the same procedures by which you submitted your original vote, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. Your latest vote or proxy, however submitted, will be counted. If you wish to change your vote or revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

Effect of Not Voting

Shareholder of Record

If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by our Board or sign and return a proxy card without giving specific voting instructions, then the proxies will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and as the proxies may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. Withheld votes for election of directors and proxies marked as abstentions to a proposal will not be counted except for purposes of determining whether a quorum is present.

Beneficial Owner of Common Shares Held in Street Name

If you are a beneficial owner of common shares held in street name and the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter at least 10 days before the Annual Meeting, the organization that holds your shares will inform our inspector of election that it does not have the authority to vote on this matter with respect to your shares. When our inspector of election tabulates the votes for any particular non-routine matter, broker non-votes (like abstentions) will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided by that organization.

Proxy Solicitation

Your proxy is being solicited by the Board. We have engaged the firm of MacKenzie Partners to act as the solicitation agent on behalf of the Board to assist in the solicitation of proxies for a fee of $15,000, plus the reimbursement of certain expenses. The persons named in the proxy card have been designated as proxies by the Board and are officers of RenaissanceRe.

Further solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also solicit, through bankers, brokers, or other persons, proxies from beneficial holders of the common shares. Upon request, we will reimburse brokers, dealers, banks, or similar entities for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of common shares that such persons hold of record.

Notice and Access

Pursuant to rules adopted by the Commission and applicable Bermuda law, we are providing access to our proxy materials over the Internet, which will save costs and paper. On or about March 28, 2022, we mailed a notice regarding the availability of proxy materials, which contains basic information about the Annual Meeting and instructions on how to view all proxy materials on a website referred to in the notice or to request to receive a printed set of the proxy materials.

The notice regarding availability of proxy materials will also provide you with instructions on how to request that we send our future proxy materials to you electronically by e-mail or to request to receive printed copies of future proxy materials by mail.

Multiple Notices or Sets of Printed Proxy Materials

If you receive multiple notices or sets of printed proxy materials, it generally means that you hold common shares registered in more than one account. To ensure that all of your shares are voted, please vote in the manner described above with respect to each notice or in the proxy card accompanying the proxy materials.

Appraisal Rights

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of Bermuda grant appraisal rights to shareholders.

Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by our inspector of election and filed with the SEC on a Current Report on Form 8-K within four business days following the Annual Meeting.

Additional Information

Other Action at the Annual Meeting

Our Annual Report to Shareholders for the year ended December 31, 2021, including financial statements for the year ended December 31, 2021, and the auditor's report thereon, has been made available to all shareholders. The financial statements and auditor's report will be formally presented at the Annual Meeting, but no shareholder action is required thereon.

As of the date of this proxy statement, we have no knowledge of any business, other than that which we have described herein, that will be presented for consideration at the Annual Meeting. In the event any other business is properly presented at the Annual Meeting, it is intended that the persons named in the accompanying proxy will have authority to vote such proxy in accordance with their judgment on such business. In addition, such persons may vote such proxy to adjourn the Annual Meeting if necessary, for example, due to the impact of COVID-19. Our Board also has the authority to postpone the Annual Meeting in such circumstances. In the event it is advisable to adjourn, postpone or change location of the Annual Meeting, we will announce our decision as promptly as practicable.

Shareholder Proposals for 2023 Annual General Meeting of Shareholders

In accordance with SEC Rule 14a-8, shareholder proposals intended for inclusion in our 2023 proxy statement and to be presented at the 2023 Annual General Meeting of Shareholders must be received in writing by us no later than November 28, 2022 and must comply with the requirements of the Commission and our Bye-laws. Such proposals should be directed to the attention of the Corporate Secretary, RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton, HM GX, Bermuda. Shareholders who intend to nominate persons for election as directors at our annual general meetings of shareholders must comply with the advance notice procedures and other provisions set forth in our Bye-laws in order for such nominations to be properly brought before that annual general meeting of shareholders. These provisions require, among other things, that written notice from no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe be received by the Corporate Secretary of RenaissanceRe not less than 60 days prior to the annual general meeting of shareholders.

If a shareholder intends to present a proposal at the 2023 Annual General Meeting of Shareholders without any discussion of the proposal in our proxy statement, and the shareholder does not notify us of such proposal on or before February 11, 2023 as required by SEC Rule 14a-4(c)(1), then proxies received by us for the 2023 Annual General Meeting of Shareholders will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of any such proposal is to be sent to the above address. In addition, to comply with the universal proxy rules (once effective), shareholders who intend to solicit proxies in support of director nominees other than RenaissanceRe nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 17, 2023.

Householding of Annual Meeting Materials

The SEC has enacted a rule that allows multiple investors residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, prospectuses and other disclosure documents if they consent to do so. This is known as "householding." We will allow householding only upon certain conditions. Some of those conditions are:

- You agree to, or do not object to, the householding of your materials; and
- You have the same last name and exact address as another investor(s).

If these conditions are met, and SEC regulations allow, your household will receive a single copy of annual reports, proxy statements, prospectuses and other disclosure documents.

You may revoke a prior householding consent at any time by contacting Broadridge, either by calling toll-free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will remove you from the householding program within 30 days of receipt of your response, following which you will receive an individual copy of our disclosure document. Shareholders sharing an address and wishing to receive a single set of reports may do so by contacting their banks or brokers, if they are beneficial holders, or by contacting Broadridge at the address set forth above if they are record holders.

Website

We maintain a website at www.renre.com. The information on this website, including but not limited to the information on the webpage titled "ESG at RenaissanceRe," is not incorporated by reference in this proxy statement.

Appendix A: Reconciliation of Non-GAAP Financial Measures

We have included certain non-GAAP financial measures within the meaning of Regulation G in this proxy statement. We have provided these financial measures in previous investor communications and our management believes that these measures are important to investors and other interested persons, and that investors and such other persons benefit from having a consistent basis for comparison between periods and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing our overall financial performance.

Operating Income (Loss) Available (Attributable) to RenaissanceRe Common Shareholders and Operating Return on Average Common Equity – Annualized

We use "operating income (loss) income available (attributable) to RenaissanceRe common shareholders" as a measure to evaluate the underlying fundamentals of our operations and we believe it to be a useful measure of our corporate performance. "Operating income (loss) available (attributable) to RenaissanceRe common shareholders" as used herein differs from "net income (loss) available (attributable) to RenaissanceRe common shareholders," which we believe is the most directly comparable GAAP measure, by the exclusion of net realized and unrealized gains and losses on investments, excluding other investments - catastrophe bonds, net foreign exchange gains and losses, corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe (UK) Limited ("RenaissanceRe UK"), the income tax expense or benefit associated with these adjustments and the portion of these adjustments attributable to the Company's redeemable noncontrolling interests. Our management believes that "operating income (loss) available (attributable) to RenaissanceRe common shareholders" is useful to investors because it more accurately measures and predicts our results of operations by removing the variability arising from: fluctuations in the fair value of our fixed maturity investment portfolio, equity investments trading, other investments (excluding catastrophe bonds) and investments-related derivatives; fluctuations in foreign exchange rates; corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK; the associated income tax expense or benefit of these adjustments; and the portion of these adjustments attributable to our redeemable noncontrolling interests. We also use "operating income (loss) available (attributable) to RenaissanceRe common shareholders" to calculate "operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted" and "operating return on average common equity - annualized."

The following table is a reconciliation of: (1) net income (loss) available (attributable) to RenaissanceRe common shareholders to "operating income (loss) available (attributable) to RenaissanceRe common shareholders"; (2) net income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted to "operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted"; and (3) return on average common equity - annualized to "operating return on average common equity - annualized." Comparative information for all prior periods has been updated to conform to the current methodology and presentation.

(in thousands of U.S. dollars, except per share amounts and percentages)	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income (loss) available (attributable) to RenaissanceRe common shareholders	$ (73,421)	$ 731,482
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	183,101	(827,667)
Adjustment for net foreign exchange losses (gains)	41,006	(27,773)
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	135	47,964
Adjustment for income tax expense (benefit)[1]	(11,521)	29,863
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(57,701)	60,771
Operating income (loss) available (attributable) to RenaissanceRe common shareholders	$ 81,599	$ 14,640
Net income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted	$ (1.57)	$ 15.31
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	3.88	(17.54)
Adjustment for net foreign exchange losses (gains)	0.87	(0.59)
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	—	1.02
Adjustment for income tax expense (benefit)[1]	(0.24)	0.63
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(1.22)	1.29
Operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted	$ 1.72	$ 0.12
Return on average common equity - annualized	(1.1)%	11.7%
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	2.9%	(13.4)%
Adjustment for net foreign exchange losses (gains)	0.6%	(0.4)%
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	—	0.8%
Adjustment for income tax expense (benefit)[1]	(0.2)%	0.5%
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(0.9)%	1.0%
Operating return on average common equity - annualized	1.3%	0.2%

[1] Adjustment for income tax expense (benefit) represents the income tax (expense) benefit associated with the adjustments to net income (loss) available (attributable) to RenaissanceRe common shareholders. The income tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors.

[2] Represents the portion of these adjustments that are attributable to the Company's redeemable noncontrolling interests, including the income tax impact of those adjustments.

Tangible Book Value Per Common Share and Tangible Book Value Per Common Share Plus Accumulated Dividends

We have also included "tangible book value per common share" and "tangible book value per common share plus accumulated dividends." "Tangible book value per common share" is defined as book value per common share excluding goodwill and intangible assets per common share. "Tangible book value per common share plus accumulated dividends" is defined as book value per common share excluding goodwill and intangible assets per common share plus accumulated dividends. Our management believes "tangible book value per common share" and "tangible book value per common share plus accumulated dividends" are useful to investors because they provide a more accurate measure of the realizable value of shareholder returns, excluding the impact of goodwill and intangible assets.

The following table is a reconciliation of book value per common share to "tangible book value per common share" and "tangible book value per common share plus accumulated dividends."

(in thousands of U.S. dollars, except per share amounts and percentages)	December 31, 2021	December 31, 2020
Book value per common share	$132.17	$138.46
Adjustment for goodwill and other intangibles[1]	(5.90)	(5.37)
Tangible book value per common share	126.27	133.09
Adjustment for accumulated dividends	23.52	22.08
Tangible book value per common share plus accumulated dividends	$149.79	$155.17
Change in book value per common share	(4.5)%	14.9%
Change in tangible book value per common share plus change in accumulated dividends	(4.0)%	17.9%

[1] As of December 31, 2021 and December 31, 2020, goodwill and other intangibles included $18.6 million and $23.0 million, respectively, of goodwill and other intangibles included in investments in other ventures, under equity method.

Appendix B: First Amended and Restated 2016 Long-Term Incentive Plan

RenaissanceRe Holdings Ltd.

**First Amended and Restated
2016 Long-Term Incentive Plan**

**Initially Adopted by the Board of Directors: February 19, 2016
Initially Approved by the Shareholders: May 16, 2016
Amended and Restated by the Board of Directors: February 4, 2022
Re-Approved by the Shareholders: May 16, 2022
Termination Date: May 15, 2032**

1. Purpose.

The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The Plan authorizes the award of Stock-based and cash-based incentives to Eligible Persons to encourage such Eligible Persons to expend maximum effort in the creation of shareholder value. In consideration for the Participant's continuous service to the Company, any shares of Stock that are issued under the Plan shall be issued fully paid.

The Plan was initially adopted by the Company on the Effective Date and was amended and restated in its present form on the Restatement Date. The terms of the Plan as amended and restated herein shall apply to all Awards granted under the Plan prior to, on or following the Restatement Date. If this amendment and restatement of the Plan is not approved by the Company's shareholders at the Company's 2022 Annual General Meeting of Shareholders, then this amendment and restatement of the Plan will be null and void in its entirety and the Plan as in effect on the Effective Date will remain in effect.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(b) "Award" means any Option, award of Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Performance Award, or other Stock-based award granted under the Plan.

(c) "Award Agreement" means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, a Performance Award Agreement, or an agreement governing the grant of any other Stock-based Award granted under the Plan.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant's plea of *nolo contendere* to, conviction of or indictment for, any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates, (2) conduct of the Participant, in connection with his or her employment or service, that has resulted, or could reasonably be expected to result, in material injury to the business or reputation of the Company or its Affiliates, (3) any material violation of the policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (4) the Participant's act(s) of gross negligence or willful misconduct in the course of his or her employment or service with the Service Recipient; (5) misappropriation by the Participant of any assets or business opportunities of the Company or its Affiliates; (6) embezzlement or fraud committed by the Participant, at the Participant's direction, or with the Participant's prior actual knowledge; or (7) willful neglect in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties. If, subsequent to the Termination of a Participant for any reason other than by the Service Recipient for Cause, it is discovered that the Participant's employment or service could have been terminated for Cause, such Participant's employment or service shall, at the discretion of the Committee, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to repay or return to the Company all amounts and benefits received by him or her in respect of any Award following such Termination that would have been forfeited or reacquired under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, "Cause" shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(f) "Change in Control" means:

(1) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities eligible to vote in the election of the Board (the "Company Voting Securities");

(2) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(3) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company's shareholders (whether for such transaction, the issuance of securities in the transaction or otherwise) (a "Reorganization"), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the "Surviving Company") or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the "Parent Company"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting

Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of such Reorganization are members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a "Non-Control Transaction"); or

(4) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; *provided* that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(h) "Committee" means the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(i) "Company" means RenaissanceRe Holdings Ltd., a Bermuda company, and its successors by operation of law.

(j) "Corporate Event" has the meaning set forth in Section 11(b) hereof.

(k) "Data" has the meaning set forth in Section 21(e) hereof.

(l) "Disability" means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, "Disability" shall have the meaning provided in such Award Agreement or Participant Agreement.

(m) "Disqualifying Disposition" means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.

(n) "Effective Date" means February 19, 2016, which is the date on which the Plan was initially approved by the Board.

(o) "Eligible Person" means (1) each employee and officer of the Company or any of its Affiliates, (2) each non-employee director of the Company or any of its Affiliates; (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, shareholder or partner) and who is designated as eligible by the Committee, and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; *provided* that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; *provided further, however*, that (i) with respect to any Award that is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the term "Affiliate" as used in this Section 2(o) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain other than the last corporation or other entity owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to be an Incentive Stock Option, the term "Affiliate" as used in this Section 2(o) shall include only those entities that qualify as a "subsidiary corporation" with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan.

(p) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(q) "Expiration Date" means, with respect to an Option or Stock Appreciation Right, the date on which the term of such Option or Stock Appreciation Right expires, as determined under Section 5(b) or 8(b) hereof, as applicable.

(r) "Fair Market Value" means, as of any date when the Stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, "Fair Market Value" shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(s) "GAAP" has the meaning set forth in Section 9(f)(3) hereof.

(t) "Good Reason" means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Good Reason, without the Participant's consent, (i) a material diminution in the Participant's employment duties, responsibilities, or authority, or the assignment to the Participant of duties that are materially inconsistent with his or her position; (ii) a material reduction in the Participant's base salary or target annual bonus or incentive compensation opportunity; or (iii) a relocation of the Participant's principal place of employment to a location more than thirty-five (35) miles farther from his or her principal residence than the location at which the Participant was employed immediately preceding such change. In no event will a Participant have the right to terminate his or her employment for Good Reason unless (x) such Participant provides written notice to the Company within ninety (90) days after the initial occurrence of the event or condition that gives such Participant the right to terminate his or her employment for Good Reason and (y) the Company has not cured such Participant's right to terminate his or her employment for Good Reason within thirty (30) days of the receipt of such written notice by the Company. In the event that there is an Award Agreement or Participant Agreement defining Good Reason, "Good Reason" shall have the meaning provided in such agreement, and a Termination by the Participant for Good Reason hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(u) "Incentive Stock Option" means an Option intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(v) "Nonqualified Stock Option" means an Option not intended to be an Incentive Stock Option.

(w) "Option" means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

(x) "Option Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option Award.

(y) "Participant" means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

(z) "Participant Agreement" means an employment or other services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant's employment or service with the Service Recipient and is effective as of the date of determination.

(aa) "Performance Award" means an Award granted to a Participant under Section 9 hereof, which Award is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a Performance Share, a Performance Unit or a Performance Cash Award at the time of grant.

(bb) "Performance Award Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Performance Award.

(cc) "Performance Cash Award" means a Performance Award which is a cash award (for a dollar value not in excess of that set forth in Section 4(c)(1) hereof), the payment of which is subject to the achievement of Performance Objectives during a Performance Period. A Performance Cash Award may also require the completion of a specified period of employment or service.

(dd) "Performance Objectives" means the performance objectives established pursuant to the Plan for Participants who have received Performance Awards.

(ee) "Performance Period" means the period of time designated by the Committee over which the achievement of one or more Performance Objectives will be measured for the purpose of determining a Participant's right to and the payment of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee.

(ff) "Performance Share" means a Performance Award denominated in shares of Stock which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(gg) "Performance Unit" means a Performance Award denominated as a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(hh) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(ii) "Plan" means this RenaissanceRe Holdings Ltd. First Amended and Restated 2016 Long-Term Incentive Plan, as amended from time to time.

(jj) "Qualified Member" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual or other applicable stock exchange rules.

(kk) "Qualifying Committee" has the meaning set forth in Section 3(b) hereof.

(ll) "Restatement Date" means February 4, 2022, which is the date on which the amendment and restatement of the Plan in its present form was approved by the Board.

(mm) "Restricted Stock" means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture or reacquisition for no further consideration.

(nn) "Restricted Stock Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Award.

(oo) "Restricted Stock Unit" means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

(pp) "RSU Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Restricted Stock Units.

(qq) "SAR Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Stock Appreciation Rights.

(rr) "Securities Act" means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(ss) "Service Recipient" means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(tt) "Stock" means the full voting common shares, par value US$1.00 per share, of the Company, and such other securities as may be substituted for such stock pursuant to Section 11 hereof.

(uu) "Stock Appreciation Right" means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 11(b) hereof, Stock Appreciation Rights shall be settled in Stock.

(vv) "Substitute Award" has the meaning set forth in Section 4(a) hereof.

(ww) "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient; provided, however, that, (x) if so determined by the Committee at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder, and (y) if so determined by the Committee at the time of a furlough, temporary layoff or similar event with respect to a Participant, such furlough, temporary layoff or similar event will not be deemed to be a Termination hereunder until such time as the Committee determines that a Termination has occurred. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant's change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting "nonqualified deferred compensation" subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a "separation from service" within the meaning of Section 409A of the Code. For the avoidance of doubt, in the event that a Participant provides notice of his or her intention to resign at a future date, the Service Recipient may, in its sole and absolute discretion, accelerate such date of Termination without changing the characterization of such Termination, and such Termination shall remain a resignation by the Participant. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3. Administration.

(a) Authority of the Committee. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the type, number of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its shareholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, subject to Section 11(d), or in the event of a Participant's Termination by the Service Recipient other than for Cause, by the Participant for Good Reason, or due to the Participant's death, Disability or retirement (as such term may be defined in an applicable Award Agreement or Participant Agreement, or, if no such definition exists, in accordance with the

Company's then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b) <u>Manner of Exercise of Committee Authority</u>. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a "<u>Qualifying Committee</u>"). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

(c) <u>Delegation</u>. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3(c) within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above.

(d) <u>Section 409A; Section 457A</u>. The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).

4. Shares Available Under the Plan; Other Limitations.

(a) <u>Number of Shares Available for Delivery</u>. Subject to adjustment as provided in Section 11 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall equal 3,060,092. Shares of Stock delivered under the Plan shall consist of authorized and unissued shares or previously issued shares of Stock reacquired by the Company on the open market or by private purchase. Notwithstanding the foregoing, (i) except as may be required by reason of Section 422 of the Code, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) and IM-5635-1, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a "<u>Substitute Award</u>"); and (ii) shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(b) <u>Share Counting Rules</u>. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem awards or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. Other than with respect to a Substitute Award, to the extent that an Award expires or is canceled, forfeited, reacquired, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares of Stock will again be available for grant. Shares of Stock withheld in payment of the exercise price or taxes relating to an Award and shares of Stock equal to the number surrendered or acquired in payment of any exercise price or taxes relating to an Award shall not be deemed to constitute shares delivered to the Participant and shall be deemed to again be available for delivery under the Plan.

(c) Individual Limitations; Incentive Stock Options.

    (1) Notwithstanding anything herein to the contrary, (i) the maximum number of shares of Stock with respect to which Options, Stock Appreciation Rights, and Performance Awards may be granted to any individual in any one calendar year shall not exceed 500,000 (subject to adjustment as provided in Section 11 hereof); and (ii) the maximum value of the aggregate payment that any individual may receive with respect to an Award that is valued in dollars in respect of any annual Performance Period is US$50,000,000, and for any Performance Period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the Performance Period and the denominator of which is twelve (12).

    (2) No more than 3,060,092 shares of Stock (subject to adjustment as provided in Section 11 hereof) reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.

(d) Shares Available Under Acquired Plans. To the extent permitted by NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Stock reserved and available for delivery in connection with Awards under the Plan; *provided* that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(e) Minimum Vesting Period. No Award (other than any Performance Cash Award) may vest over a period that is less than one (1) year from the date of grant; *provided*, *however*, that the foregoing minimum vesting period shall not apply: (i) to Awards granted in payment of or exchange for an equivalent amount of salary, bonus or other earned cash compensation (including Performance Shares); (ii) to a Substitute Award that does not reduce the vesting period of the award being replaced or assumed; or (iii) to Awards involving an aggregate number of shares of Stock not in excess of five percent (5%) of the aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof).

(f) Limitation on Awards to Non-Employee Directors. Notwithstanding anything herein to the contrary, the maximum value of any Awards granted to a non-employee director of the Company in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed US$1,500,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any Award granted in a previous year).

5. Options.

(a) General. Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the earlier of (i) the Restatement Date and (ii) the date the shareholders of the Company approve this amendment and restatement of the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; *provided, however*, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(o) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) Term. The term of each Option shall be set by the Committee at the time of grant; *provided, however*, that no Option granted hereunder shall be exercisable after, and each Option shall expire, ten (10) years from the date it was granted.

(c) Exercise Price. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5(g) hereof in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; *provided*, that such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(d) <u>Payment for Stock</u>. Payment for shares of Stock acquired pursuant to an Option granted hereunder shall be made in full upon exercise of the Option in a manner approved by the Committee, which may include any of the following payment methods: (1) in immediately available funds in U.S. dollars, or by certified or bank cashier's check, (2) by delivery of shares of Stock having a value equal to the exercise price, (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations, or (4) by any other means approved by the Committee (including, by delivery of a notice of "net exercise" to the Company, pursuant to which the Participant shall receive the number of shares of Stock underlying the Option so exercised reduced by the number of shares of Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise). Notwithstanding anything herein to the contrary, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) <u>Vesting</u>. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Option Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Option at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled or otherwise terminates.

(f) <u>Termination of Employment or Service</u>. Except as provided by the Committee in an Option Agreement, Participant Agreement or otherwise:

(1) In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's Options outstanding shall cease, (B) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's Options outstanding shall cease, (ii) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Options shall remain exercisable by the Person or Persons to whom such Participant's rights under the Options pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Options were vested at the time of such Termination.

(3) In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

(g) Special Provisions Applicable to Incentive Stock Options.

    (1) No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.

    (2) To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds US$100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

    (3) Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6. Restricted Stock.

(a) General. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 6(b) hereof, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant's Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Vesting and Restrictions on Transfer. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a Restricted Stock Agreement; *provided, however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Award of Restricted Stock at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement.

(c) Termination of Employment or Service. Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock has vested, (1) all vesting with respect to such Participant's Restricted Stock outstanding shall cease, and (2) as soon as practicable following such Termination, the Company shall repurchase from the Participant, and the Participant shall sell, all of such Participant's unvested shares of Restricted Stock at a purchase price equal to the lesser of (A) the original purchase price paid for the Restricted Stock (as adjusted for any subsequent changes in the outstanding Stock or in the capital structure of the Company) *less* any dividends or other distributions or bonus received (or to be received) by the Participant (or any transferee) in respect of such Restricted Stock prior to the date of repurchase and (B) the Fair Market Value on the date of such repurchase; *provided* that, if the original purchase price paid for the Restricted Stock is equal to zero dollars (US$0), such unvested shares of Restricted Stock shall be forfeited to or acquired by the Company for no further consideration as of the date of such Termination.

7. Restricted Stock Units.

(a) <u>General</u>. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which agreements need not be identical.

(b) <u>Vesting</u>. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Restricted Stock Unit at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment.

(c) <u>Settlement</u>. Restricted Stock Units shall be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant's RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units prior to settlement.

(d) <u>Termination of Employment or Service</u>. Except as provided by the Committee in an RSU Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock Units have been settled, (1) all vesting with respect to such Participant's Restricted Stock Units outstanding shall cease, (2) all of such Participant's unvested Restricted Stock Units outstanding shall be forfeited to or acquired by the Company for no further consideration as of the date of such Termination, and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

8. Stock Appreciation Rights.

(a) <u>General</u>. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

(b) <u>Term</u>. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; *provided, however*, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten (10) years from the date it was granted.

(c) <u>Base Price</u>. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; *provided*, that such base price is determined in a manner consistent with the provisions of Section 409A of the Code.

(d) <u>Vesting</u>. Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Stock Appreciation Right at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.

(e) Payment upon Exercise. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f) Termination of Employment or Service. Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:

(1) In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant's death or Disability, (A) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (B) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (ii) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Stock Appreciation Rights shall remain exercisable by the Person or Persons to whom such Participant's rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested at the time of such Termination.

(3) In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

9. Performance Awards.

(a) General. Performance Awards may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Performance Awards, including the determination of the Committee with respect to the form of payout of Performance Awards, shall be set forth in separate Performance Award Agreements, which agreements need not be identical. Unless otherwise set forth in an Award Agreement evidencing a Participant's Performance Award, (i) cash dividends, bonus issue and stock dividends, if any, with respect to the Performance Shares shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the Performance Shares to which such dividends relate and (ii) a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Performance Units that are not earned and vested. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Value of Performance Awards. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of the Stock on the date of grant. Each Performance Award Agreement in respect of any Performance Cash Award shall specify the dollar amount payable under the Performance Cash Award. In addition to any other non-performance terms included in the Performance Award Agreement, the Committee shall set the applicable Performance Objectives in its discretion, which objectives, depending on the extent to which they are met, will determine the value and number of Performance Units or Performance Shares, or the value of a Performance Cash Award, as the case may be, that will be paid out to the Participant.

(c) Earning of Performance Awards. Upon the expiration of the applicable Performance Period or other non-performance-based vesting period, if longer, the holder of a Performance Award shall be entitled to receive the following payouts: (1) if the holder holds Performance Units or Performance Shares, payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, or (2) if the holder holds a Performance Cash Award, payout on the value of the Performance Cash Award earned by the Participant over the Performance Period, in any case, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance-based terms met. The Committee may specify a target, threshold or maximum amount payable and may set a formula for determining the amount of Performance Awards earned if performance is at or above the threshold level but falls short of the maximum achievement of the specified Performance Objectives.

(d) Form and Timing of Payment of Performance Awards. Payment of earned Performance Awards shall be as determined by the Committee and as evidenced in the Performance Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Stock, or other Awards (or in any combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Unless otherwise determined by the Committee, earned Performance Cash Awards shall be paid in cash. Any cash, Stock, or other Awards issued in connection with a Performance Award may be issued subject to any restrictions deemed appropriate by the Committee.

(e) Termination of Employment or Service. Except as provided by the Committee in a Performance Award Agreement, Participant Agreement or otherwise, if, prior to the end of an applicable Performance Period, a Participant undergoes a Termination for any reason, all of such Participant's Performance Awards shall be forfeited by the Participant to the Company for no consideration.

(f) Performance Objectives.

(1) Each Performance Award shall specify the Performance Objectives that must be achieved before such Performance Award shall become earned. The Company may also specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

(2) With respect to Performance Awards, Performance Objectives shall be limited to specified levels of or increases in one or more of the following business criteria (alone or in combination with any other criterion, whether gross or net, before or after taxes, and/or before or after other adjustments, as determined by the Committee): (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items, book value per share (which may exclude nonrecurring items), tangible book value or growth in tangible book value per share; (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total shareholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions,

the development of long-term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (xxi) billings, billings growth, or rate of billings growth; (xxii) underwriting income or profit; (xxiii) loss ratio or combined ratio; and (xxiv) other measures of performance selected by the Committee. Performance Objectives may be established on a Company-wide basis, project or geographical basis or, as the context permits, with respect to one or more business units, divisions, lines of business or business segments, subsidiaries, products, or other operational units or administrative departments of the Company (or in combination thereof) or may be related to the performance of an individual Participant and may be expressed in absolute terms, or relative or comparative to (A) current internal targets or budgets, (B) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (C) the performance of one or more similarly situated companies, (D) the performance of an index covering multiple companies, or (E) other external measures of the selected performance criteria. Performance Objectives may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(3) The business criteria mentioned above (i) may be combined with cost of capital, assets, invested capital and shareholders' equity to form an appropriate measure of performance and (ii) shall have any reasonable definitions that the Committee may specify. Unless specified otherwise by the Committee (i) in the Performance Award Agreement at the time the Performance Award is granted or (ii) in such other document setting forth the Performance Objectives at the time the Performance Objectives are established, the Committee, in its sole discretion, will appropriately make adjustments in the method of calculating the attainment of Performance Objectives for a Performance Period to provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with Generally Accepted Accounting Principles ("GAAP"), to any of the business criteria described above for one or more of the following items of gain, loss, profit or expense: (A) determined to be extraordinary, unusual or non-recurring in nature; (B) related to changes in accounting principles under GAAP or tax laws (including, without limitation, any adjustments that would result in the Company paying non-deductible compensation to a Participant); (C) related to currency fluctuations; (D) related to financing activities (*e.g.*, effect on earnings per share of issuing convertible debt securities); (E) related to restructuring, divestitures, productivity initiatives or new business initiatives; (F) related to discontinued operations that do not qualify as a segment of business under GAAP; (G) attributable to the business operations of any entity acquired by the Company during the fiscal year; (H) non-operating items; and (I) acquisition or divestiture expenses.

(g) Negative Discretion. Notwithstanding satisfaction of any completion of any Performance Objectives, the number of shares of Stock, cash or other benefits granted, issued, retainable and/or vested under a Performance Award on account of satisfaction of such Performance Objectives may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

10. Other Stock-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

11. Adjustment for Recapitalization, Merger, etc.

(a) Capitalization Adjustments. The aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof), the numerical share limits in Section 4 hereof, the number of shares of Stock covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, bonus issue, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan.

(b) <u>Corporate Events</u>. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a "<u>Corporate Event</u>"), the Committee may provide for any one or more of the following:

(1) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in subsection (a) above, and to the extent that such Awards are Performance Awards or other Awards that vest subject to the achievement of Performance Objectives or similar performance criteria, such Performance Objectives or similar performance criteria shall be adjusted appropriately to reflect the Corporate Event;

(2) The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event; *provided* that any Performance Awards or other Awards that vest subject to the achievement of Performance Objectives or similar performance criteria will be deemed earned (i) based on actual performance through the date of the Corporate Event, or (ii) at the target level (or if no target is specified, the maximum level), in the event actual performance cannot be measured through the date of the Corporate Event, in each case, with respect to all unexpired Performance Periods or Performance Periods for which satisfaction of the Performance Objectives or other material terms for the applicable Performance Period has not been certified by the Committee prior to the date of the Corporate Event;

(3) The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to the amount payable pursuant to any Performance Cash Award or, with respect to other Awards, an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; *provided, however*, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars (US$0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(4) The cancellation of any or all Options, Stock Appreciation Rights and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; *provided* that all Options, Stock Appreciation Rights and other Awards to be so canceled pursuant to this paragraph (4) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(5) The replacement of any or all Awards (other than Awards that are intended to qualify as "stock rights" that do not provide for a "deferral of compensation" within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph (3) above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards, (B) bear such Participant's pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c) Fractional Shares. Any adjustment provided under this Section 11 may, in the Committee's discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

(d) Double-Trigger Vesting. Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of such Award may not be accelerated by reason of the Change in Control for any Participant unless the Participant experiences an involuntary Termination as a result of the Change in Control. Unless otherwise provided for in an Award Agreement or Participant Agreement, any Award held by a Participant who experiences an involuntary Termination as a result of a Change in Control shall immediately vest as of the date of such Termination. For purposes of this Section 11(d), a Participant will be deemed to experience an involuntary Termination as a result of a Change in Control if the Participant experiences a Termination by the Service Recipient other than for Cause or by the Participant for Good Reason, or otherwise experiences a Termination under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law or, in the case of a non-employee director of the Company, if the non-employee director's service on the Board terminates in connection with or as a result of a Change in Control, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

12. Use of Proceeds.

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

13. Rights and Privileges as a Shareholder.

Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

14. Transferability of Awards.

Awards may not be sold, transferred, charged, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant's rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

15. Employment or Service Rights.

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

16. Compliance with Laws.

The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation) or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

17. Withholding Obligations.

As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the minimum amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable; *provided, however*, that the aggregate Fair Market Value of the number of shares of Stock that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount or other applicable withholding rates in the applicable Participant's jurisdiction with respect to such Award (unless the Committee determines, in its discretion, that a greater number of shares of Stock may be used to satisfy tax withholding requirements without resulting in adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto) and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity).

18. Amendment of the Plan or Awards.

(a) Amendment of Plan. The Board or the Committee may amend the Plan at any time and from time to time.

(b) Amendment of Awards. The Board or the Committee may amend the terms of any one or more Awards or any Award Agreement at any time and from time to time.

(c) Shareholder Approval; No Material Impairment. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without shareholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant's rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant's consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) <u>No Repricing of Awards Without Shareholder Approval</u>. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without shareholder approval. For this purpose, a "<u>repricing</u>" means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11(a) hereof), (2) any other action that is treated as a repricing under GAAP, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 11(b) hereof.

19. Termination or Suspension of the Plan.

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the shareholders of the Company approve this amendment and restatement of the Plan. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; *provided, however*, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, reacquired, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

20. Effective Date of the Plan.

The Plan is effective as of the Effective Date, subject to shareholder approval.

21. Miscellaneous.

(a) <u>Certificates</u>. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are issued in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a duly executed but undated share transfer form to the Company relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) <u>Other Benefits</u>. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

(c) <u>Corporate Action Constituting Grant of Awards</u>. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (*e.g.*, exercise price, vesting schedule or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(d) <u>Clawback/Recoupment Policy</u>. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(e) <u>Non-Exempt Employees</u>. If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability, (2) upon a Corporate Event in which such Option is not assumed, continued, or substituted, (3) upon a Change in Control, or (4) upon the Participant's retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement, or, if no such definition exists, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from such employee's regular rate of pay, the provisions of this Section 21(e) will apply to all Awards.

(f) <u>Data Privacy</u>. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 21(f) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "<u>Data</u>"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(g) <u>Participants Outside of the United States</u>. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the

Award to the Participant, as affected by non-U.S. tax laws and other restrictions applicable as a result of the Participant's residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 21(g) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non-U.S. nationals or are primarily employed or providing services outside the United States.

(h) <u>Change in Time Commitment</u>. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(i) <u>No Liability of Committee Members</u>. Neither any member of the Committee nor any of the Committee's permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud, dishonesty or willful misconduct; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's memorandum of association or bye-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) <u>Payments Following Accidents or Illness</u>. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) <u>Governing Law</u>. The Plan shall be governed by and construed in accordance with the internal laws of Bermuda without reference to the principles of conflicts of laws thereof.

(l) <u>Electronic Delivery</u>. Any reference herein to a "written" agreement or document or "writing" will include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(m) <u>Funding</u>. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(n) <u>Reliance on Reports</u>. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(o) <u>Titles and Headings</u>. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

<p align="center">* * *</p>

This page intentionally left blank



RenaissanceRe Holdings Ltd.

Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda

Tel: +1 441 295 4513
renre.com